Filed Pursuant to Rule 253(g)(2)

File No. 024-11093

Final Offering Circular

Mystic Holdings, Inc.

50,000,000 Shares of Common Stock

This is an initial public offering of shares of our common stock. We are offering on a best efforts basis up to 50,000,000 shares of our common stock, with a minimum offering amount of 5,000,000 shares of our common stock. The initial public offering price is $1.00 per share.

The offering statement of which this offering circular is a part was qualified by the U.S. Securities and Exchange Commission (the “SEC”) on March 20, 2020. Prior to this offering, there has been no public market for our common stock. This offering is being conducted pursuant to Regulation A (Regulation A+) of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings, where the offered securities will not be listed on a registered national securities exchange upon qualification.

We have entered into a tax-free share-for-share exchange transaction (the “Share Exchange”) pursuant to which Qualcan (Canada) Holdings Inc., a newly-formed British Columbia corporation (“Qualcan Canada”), would acquire all of the outstanding shares of our company. If the Share Exchange is completed, our company would become a wholly-owned subsidiary of Qualcan Canada and the former stockholders of our company, including investors in this offering, would become shareholders of Qualcan Canada, holding collectively approximately 90% of its outstanding shares. Qualcan Canada, which would retain its corporate name, would continue our existing cannabis operations as its only line of business and our existing management would assume their same positions with Qualcan Canada. If the Share Exchange is completed, Qualcan Canada would pursue an initial public offering of its common shares in Canada and seek to list the shares for trading on the Canadian Securities Exchange (the “Canadian Public Offering”). We are contractually obligated to seek stockholder approval for the Share Exchange by affirmative vote of a majority of our outstanding shares after the closing of this offering so that any investors in this offering would have the opportunity to vote along with our three affiliated stockholders, Lorenzo Barracco, Daniel V. Perla and Alexander Scharf. These individuals, who have not previously approved the Share Exchange in their capacities as stockholders, collectively own approximately 100%, 93% and 58% of our outstanding shares of common stock before this offering and after this offering assuming the minimum and maximum number of shares are sold, respectively (without giving effect to the conversion of our 8% convertible debentures into an aggregate of 16,500,000 shares). The Share Exchange is subject to various closing conditions, including the approval of Nevada governmental authorities to transfer our cannabis licenses, and we cannot predict when, or even if, such approval will be granted. If we fail to obtain the requisite stockholder and governmental approvals or satisfy any of the other conditions precedent to the Share Exchange, the Share Exchange and Canadian Public Offering will not be completed. Even if the Share Exchange is completed, we cannot predict exactly when, or even if, the Canadian Public Offering will take place.

For a detailed description of the Share Exchange and Canadian Public Offering, see “The Share Exchange Transaction” beginning on page 8 of this offering circular.

The Share Exchange, if completed, would result in the exchange of common stock held by our stockholders, including investors in this offering, for shares of Qualcan Canada. Our former stockholders would become the holders of shares in the capital of a British Columbia corporation organized under the Business Corporations Act (British Columbia) (the “BCA”). For a detailed description of the differences between the laws of the State of Nevada and the laws of the Province of British Columbia that may impact our stockholders, including investors in this offering, see “Material Differences of the Rights of Our Stockholders after the Share Exchange” beginning on page 10 of this offering circular.

Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 15 to read about the risks you should consider before buying shares of our common stock.

	Price to Public	Placement Agent Sales Commissions (1)	Proceeds to Issuer, Before Expenses (2)
Per share	$1.00	Not applicable	$1.00
Total minimum offering (2)	5,000,000	Not applicable	5,000,000
Total maximum offering (2)	$50,000,000	Not applicable	$50,000,000

(1)	This offering is being conducted on a “best efforts” basis by our officers and directors and not through a placement agent or other registered broker-dealer who is paid sales commissions.

(2)	We estimate the total expenses of this offering, including fees and expenses for marketing and advertising of the offering, media expenses, promotional expenses, fees for administrative, accounting, audit and legal services, fees for EDGAR document conversion and filing, website posting fees and transfer agent and registrar fees, will be $175,000 if the minimum number of shares is sold in this offering and $225,000 if the maximum number of shares is sold in this offering. Because this is a best efforts offering, the actual public offering amount and proceeds to us are not presently determinable and may be substantially less than the total maximum offering set forth above. See “Plan of Distribution” beginning on page 29 of this offering circular for more information on this offering.

We intend to sell our shares directly to investors and not through a placement agent or other registered broker-dealer who is paid sales commissions. We do not intend to close this offering unless we sell at least a minimum number of 5,000,000 shares of common stock, at the price per share set forth in the table above. This offering will terminate on July 31, 2020 (subject to extension by us for up to an additional 60-day period), unless we sell the maximum number of shares of common stock set forth above before that date or we decide to terminate this offering prior to that date. The gross proceeds of this offering will be deposited at a bank or other financial institution in a segregated account. Subscription funds placed in the segregated account may only be released if the minimum stock sale condition is satisfied. In the event we do not sell a minimum of 5,000,000 shares of common stock and raise minimum gross proceeds of $5,000,000 by July 31, 2020 (subject to extension by us for up to an additional 60-day period), all funds received will be promptly returned to investors without interest or offset. See “Offering Circular Summary – The Offering” on page 7.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This offering circular contains all of the representations by us concerning this offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this offering circular.

The securities underlying this offering circular may not be sold until qualified by the SEC. This offering circular is not an offer to sell, nor soliciting an offer to buy, any of our securities in any state or other jurisdiction in which such sale is prohibited. This offering circular follows the disclosure format prescribed by Part I of Form S-1 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this offering circular is March 20, 2020

We are offering to sell, and seeking offers to buy, the securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with any information other than the information contained in this offering circular. The information contained in this offering circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this offering circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this offering circular. This offering circular will be updated and made available for delivery to the extent required by U.S. federal securities laws.

Unless otherwise indicated, data contained in this offering circular concerning the cannabis market and the other markets relevant to our operations are based on information from various public sources. Although we believe that these data are generally reliable, such information is inherently imprecise, and our estimates and expectations based on these data involve a number of assumptions and limitations. As a result, you are cautioned not to give undue weight to such data, estimates or expectations.

In this offering circular, unless otherwise noted or unless the context otherwise requires, references to “we,” “us,” “our,” the “Company” and “Mystic” refer to the activities of and the assets and liabilities of the business and operations of Mystic Holdings, Inc., a newly-formed holding company, together with its wholly-owned operating subsidiaries.

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OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained elsewhere in this offering circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our securities. You should carefully read the entire offering circular, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this offering circular, before making an investment decision. Some of the statements in this offering circular are forward-looking statements. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

As used in this offering circular, the terms “we,” “us,” “our” and the “Company” refer to Mystic Holdings, Inc. and its subsidiaries and, to the extent the context requires, to Qualcan (Canada) Holdings Inc. after giving retroactive effect to this offering and the share exchange transaction.

Our Company

Mystic Holdings, Inc. is a holding company which, through its wholly-owned subsidiaries, is engaged in the cannabis industry in the State of Nevada. Since obtaining Nevada wholesale licenses for the cultivation and production of medical cannabis in 2014 and recreational cannabis in 2016, Qualcan, LLC, our wholly-owned operating subsidiary (“Qualcan”), has constructed and has recently begun operating a highly efficient, state-of-the-art 24,000 square foot cannabis cultivation and production facility with the capacity to produce as much as 600 pounds of sellable cannabis per month utilizing the latest concepts in agronomic farming practices and sustainable technologies. Qualcan’s facility adheres to best practices in quality control standards and regulatory compliance that are believed to be as good as or better than those used throughout the cannabis industry. Qualcan currently wholesales its products, which include cannabis flowers, edibles and concentrates, under the trademark “Qualcan” to state-licensed dispensaries utilizing METRC, a state-mandated tracking system. We have recently entered into asset purchase agreements to add a future retail dispensary component to our growing operations in Las Vegas and Reno, Nevada.

Looking ahead, we have prepared a strategic plan to extend our Nevada footprint by becoming a vertically-integrated company providing medical and recreational cannabis cultivation and production, and retail dispensary operations for high quality marijuana and marijuana consumer products. We also intend to expand our wholesale operations to capture expected retail demand for our cultivation and production activities, including from our own retail locations that we plan to build (and license) or acquire. A key element of our strategic plan is to make acquisitions of or investments in complementary businesses, products and technologies in the cannabis industry utilizing the proceeds of this offering.

Our Operations and Strategic Plan

The sale and use of cannabis for medical purposes has been legal in the State of Nevada since 2014 and for recreational purposes since 2016 (though federal law in the United States continues to prohibit the use of cannabis). Qualcan has dedicated the years since legalization to honing its growing techniques and production selection, sourcing top-tier cannabis industry management and establishing a highly sophisticated and experienced board of directors. The time invested in building this organization has created a strong foundation for pursuing an aggressive growth and expansion strategy via acquisitions and using our proven growth, sales and marketing formulas. We believe these formulas are responsible for rapidly building Qualcan into one of the top brands in Las Vegas. As noted above, Qualcan has recently acquired four dispensary licenses – two medical and two recreational, establishing itself as a vertically integrated cannabis organization, resulting in enhanced economies of scale and competitive positioning. Qualcan currently operates a highly efficient, state-of-the-art 24,000 square foot cultivation and production facility with the capacity to produce as much as 600 pounds of sellable cannabis per month.

These facilities were established utilizing the latest concepts in agronomic and sustainable technologies ensuring that patients and consumers are provided with a clean product for which lab results exceed established Nevada regulatory department guidelines. The State of Nevada requires certain cutoff thresholds with regard to any impurities found within lab results, however we take it upon ourselves to establish even more aggressive cutoffs to ensure our products are known as a safe choice for consumers. We hold ourselves accountable for testing our products with laboratories known for their core sense of ethics and ability to provide accurate results. Another benefit provided by these outside laboratories is the ability for us to continue growing strains known to produce a high average tetrahydrocannabinol (“THC”), cannabidiol (“CBD”), and terpene concentration, which we believe translates into a more attractive product for the consumer and ultimately a cost benefit for us. We employ a process of “milestone testing” in which we test our products at various stages in production and analyze this data to determine which products will prove to be the most robust, allowing us to optimize our garden and production techniques.

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Having presently established its capacity in mass producing clean wholesale cannabis products, our infrastructure has been created for facilitating multiple large-scale retail operations. Qualcan will remain relevant in terms of industry best practice and market trends with our primary focus being maximization of retail market share using the cost benefits provided by using our internal brands to support the retail supply chain. In addition to exploiting the benefits of vertical integration, Qualcan will continue producing the brands that consumers have remained loyal to and ensure these products are offered in dispensaries all around Nevada. We operate with an adaptive mentality and consider our ability to rapidly adjust daily operations and the utilization of forecasting a competitive advantage. By ensuring rapid acclimation to market conditions, Qualcan also utilizes “time to market” as a competitive tool and cost control mechanism. The constant assessment of market conditions and trends has allowed us to anticipate and execute new products with minimal turnaround. This process is valued as an essential competitive advantage in an industry known to be fast paced and constantly evolving.

Our strategic plan contemplates achieving operational autonomy and target growth expectations via aggressive growth and market saturation. Nevada is generally known to be one of the most desired cannabis markets in the United States, where Qualcan aims to become among the best known brands. This will require proportional scaling of our cultivation and production facilities to accommodate increases in demand from the rapid expansion of our retail channel market share. Qualcan will protect its position within the marketplace using acquisitions of complementary businesses, technologies and products, ensuring diversification of Qualcan and its owned brands, while further cultivating a sense of self sustenance. Qualcan will hold itself accountable to a set of established business principles that encourage specific operational development. The four most important principles are:

●	controlling costs via supply chain optimization, frequent assessment of manufacturing processes and the application of our unique perspective on retail facility management and inventory optimization,

●	continued acquisition of retail licenses necessary to increase market share and establish a visible presence of branding,

●	facilitation of access to quality cannabis products to as many patients and consumers as possible, and

●	careful analysis of all industry variables by our team of industry experts to mathematically dictate our highest return on investment as it pertains to any significant business decision.

Our Cannabis Products and Brands

Qualcan is positioning itself to become a known provider of reliable cannabis and cannabis products manufactured in accordance with exacting precision and high-quality standards. Products and branding are carefully determined through a process of market analysis, ensuring that every detail is catered to what consumers are buying. Marketing and branding experts have crafted a campaign for each product with appeal to the broadest consumer demographic. Each channel of business has been designed to be fully scalable as Qualcan expands and challenges new markets. A summary of Qualcan brands can be found in the next section and includes products in active production.

Qualcan Cultivation

Our Qualcan Cultivation brand offers a variety of unique genetics chosen through a process of “pheno-hunting,” in which the cultivation expert determines the ideal traits in genetics to be grown. Our master grower will dictate which strains are the most accommodating to consumer expectations, which in the Nevada market primarily concern strains’ THC percentage, terpene profile/concentration and aesthetics. The grow process is considered a core competitive advantage for Qualcan and all standard operating procedures related to cultivation are kept strictly confidential. Cosmic Cannabis is our newest brand scheduled to hit shelves with the launch of our retail channel. This brand will utilize our highest quality strains to provide consumers with a “top-shelf” experience in terms of product quality and aesthetic. We expect to achieve higher than usual margins with this product because it will launch during a time in which we expect wholesale prices to be on the rise due to an increase in demand. In addition to developing and branding our own strains such as the Cosmic line, we have been engaged from time to time to provide branding consulting services for third party cannabis products by outside parties, such as the rock band 311.

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In addition to the standard cannabis flower, we offer pre-rolls and small bud batches (known as popcorn). Qualcan also services the lower end of the market and protects the prestige of our primary brand by white labeling lower testing flower and the smaller buds that are more difficult to sell. Every month the cultivation team produces approximately 600 pounds of cannabis. With every harvest, a certain amount of trim, waste, stems and other useable waste is created. This product can be used to either create a supplemental stream of revenue by wholesaling for production, or it can be used as input material for oil at our own production facility, lowering our costs.

Expansion efforts for the cultivation facility will be dictated by demand created from the addition of our retail dispensary locations. However, based on the growth trends of our external wholesale channel, expansion efforts are expected to take place following the initial phase of retail expansion.

Qualcan Production

Our Qualcan Production brands offer a diverse line of edibles and concentrates, with research and product development underway for new products that will appeal to the average consumer. Qualcan’s edibles offerings include gummies, brownie bites, cookies, carmels, peanut brittle and chocolate chip bars. In terms of concentrates, Qualcan is known for providing vape pens bearing exceptional functionality offered in various popular strains with a unique blend of terpene and flavor profiles. Qualcan concentrates and oils can be purchased in either a disposable format or as a cartridge conveniently compatible with most standard vape pen batteries. With the standard Qualcan brand currently serving the middle market, our new brand “Lush” is scheduled to hit shelves with the launch of our retail channel and will offer consumers high-end cannabis vape products. Lush is anticipated to become a line of various strains, flavors and hardware types, all designed to provide a smooth and luxurious experience.

Edibles Success in Nevada

To date, the success of our production facility can be largely attributed to the quality of our edible line. The Las Vegas market lacks a significant offering of homogeneously dosed edibles, which has created supply issues for consumers that commonly micro-dose and medicate with edible products. When micro-dosing or using cannabis edibles for medicinal purposes, it is extremely important that the product has been precisely dosed with an even distribution of THC and CBD throughout. We believe that Qualcan is best known for its precise dosing homogenization of each edible. In our constant efforts to ensure the accuracy in dosing each unit, we employ a specific cadence in testing at multiple stages within the process of producing our edibles. This guarantees that the starting dose remains consistent throughout processing and remains unaffected by any other changes we make throughout production, allowing for precise dosing and accurate homogenization. In order to guarantee homogeneity and even dosage from serving to serving within each product, we utilize homogeneity testing provided by outside laboratories. In addition to dosing consistency, we are also known for using unique recipes developed by our team of master chefs which are designed to tastefully mask any residual bitterness or cannabis aftertaste. Qualcan has acquired experience from the local restaurant industry (another industry known for its high quality in Las Vegas), and built a team of chefs and cannabis experts capable of producing high quality edibles.

Unapproved CBD products, including unapproved drugs, cosmetics, foods and products marketed as dietary supplements:

●	have not been subject to FDA evaluation regarding whether they are effective to treat a particular disease or have other effects that may be claimed, and

●	have not been evaluated by the FDA to determine what the proper dosage is, how they could interact with other drugs or foods, or whether they have dangerous side effects or other safety concerns.

Our Proposed Expansion of a Retail Channel and Planned Dispensaries

We have recently entered into agreements to acquire two dispensaries in Las Vegas and Reno, Nevada, together with medical and recreational licenses. Upon our appraisal of these facilities, it was determined that further optimization would provide substantial return on investment. These acquisitions will serve as the vehicle necessary for bringing the Qualcan brand to market and will function as the foundation on which our future operations will be based, furthering our long-term business plan of creating a vertically-integrated company capable of cultivation, production and retail sales of cannabis products.

Asset Acquisitions of Two Dispensaries

In May 2019, through Picksy LLC, our wholly-owned subsidiary, we entered into an Asset Purchase Agreement (the “Las Vegas Asset Purchase Agreement”) with MediFarm LLC (“MediFarm”) to acquire 100% of the assets of MediFarm’s cannabis dispensary located at 1130 East Desert Inn Road, Las Vegas, Nevada, including its recreational and medical retail dispensary licenses issued by the State of Nevada. The purchase price to be paid for such assets is $10.0 million. The payments will consist of $7.2 million in cash payments and $2.8 million in the form of a 12-month promissory note bearing 5% interest and secured by the acquired assets. The East Desert Inn dispensary is located off the Las Vegas Strip near the Las Vegas Convention Center and Decatur Boulevard. The 5,220 square foot facility was initially opened by MediFarm in October 2016 to sell premium medical cannabis, flowers, shatters, waxes and oils, among other high-quality cannabis products, from a range of reputable providers of superior grade medical cannabis. With the legalization of recreational cannabis in Nevada, the dispensary expanded into both medical and recreational retail adult sales. For the years ended December 31, 2018 and December 31, 2017, its revenues were $3,165,074 and $2,139,793, respectively, and its net losses were $556,267 and $859,164, respectively, from the Las Vegas dispensary. For the six months ended June 30, 2019, MediFarm’s revenues and net loss were $1,881,970 and $5,525, respectively, from the Las Vegas dispensary.

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In August 2019, through Picksy Reno, LLC, another wholly-owned subsidiary of our company, we entered into an Asset Purchase Agreement (the “Reno Asset Purchase Agreement” and, together with the Las Vegas Asset Purchase Agreement, the “Asset Purchase Agreements”) with MediFarm I LLC (“MediFarm I”) to acquire 100% of the assets of MediFarm I’s cannabis dispensary located at 1085 S. Virginia Street, Reno, Nevada, including its recreational and medical retail dispensary licenses issued by the State of Nevada. The purchase price to be paid for such assets is $13.5 million. The payments will consist of $9.3 million in cash and $4.2 million in a 12-month promissory note bearing 5% interest. The Reno dispensary has been operational since January 2017 and provides cannabis products to the local medical and recreational adult-use markets. For the years ended December 31, 2018 and December 31, 2017, its revenues were $7,901,026 and $5,747,273, respectively, and its net income was $878,245 and $271,306, respectively, from the Reno dispensary. For the six months ended June 30, 2019, MediFarm I’s revenues and net income were $3,687,129 and $950,284, respectively, from the Reno dispensary.

The closing of each transaction is subject to various closing conditions including receipt of all necessary state, county and city licensing transfer approvals. In October 2019, Nevada State regulators issued a temporary moratorium on approving license transfers, including those being transferred pursuant to the Asset Purchase Agreements. While we expect a resolution to the moratorium, we cannot predict when that will occur. We require an additional $1.8 million in order to close the Las Vegas dispensary acquisition, which we are planning to finance through loans or other investments from our officers and directors. We anticipate using a portion of the net proceeds from this offering to satisfy the purchase obligations set forth in the Reno Asset Purchase Agreement. If the net proceeds from this offering are less than approximately $10 million, we will need to seek additional financing in order to close the Reno dispensary acquisition.

Our Leadership Team

We are led by executive officers who together have been involved in the legal regulated industry since the passage of medical cannabis legislation in the State of Nevada in 2013. Lorenzo Barracco, our Chairman and Chief Executive Officer, co-founded our company in June 2014. Mr. Barracco has a history of developing projects in quickly-evolving markets including restaurant chains. Michael Cristalli, our co-founder and Director, has substantial knowledge and years of working experience with Nevada’s cannabis laws and regulations and has been instrumental in our obtaining licenses for medical and recreational cannabis. Heather Cranny, our Chief Financial Officer, has been with our company since its formation and has significant experience in the cannabis industry, and Joanna DeFilippis, our Chief Operating Officer, has in-depth knowledge of our product selection methodologies.

Our officers are assisted with guidance from our Board of Directors. Daniel V. Perla and Alexander Scharf each brings a deep background in early-stage and growth companies, operational, marketing and financial experience, and Sigmund (Sig) Aronson Rogich provides expertise to us in the areas of media and advertising, and government relations.

Following the share exchange, Qualcan Canada’s Board of Directors is expected to be comprised of four of our current directors and one director nominated by Qualcan Canada’s pre-share exchange shareholders.

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The Nevada Cannabis Industry

The Nevada cannabis industry is known for its comprehensive and exacting system of regulatory compliance and high standards of excellence for the governance of cannabis license holders. Currently, the acting regulatory authority is held by the Nevada Department of Taxation, or DoT. The DoT establishes and maintains strict enforcement of cannabis related activities through the issuance of various regulations, known as the Adopted Regulation of the Department of Taxation, LCB File No. R092-17. These regulations provide an industry specific elaboration of the local NRS and NAC codes regarding the operation of a licensed cannabis organization. These regulations ensure that license holders operate their facilities with the highest degree of moral and ethical integrity, health and safety. The DoT is known for being highly active in their roles through the execution of frequent on-site inspections and their efforts in being available to industry workers as a resource of information and guidance. The Nevada cannabis industry may be heavily regulated; however, these high expectations have set an example for other new and developing markets in terms of best practices and product quality.

High expectations for product integrity and quality and a complicated regulatory environment can create significant barriers to entry for new companies in the market. The Nevada cannabis industry requires seasoned compliance professionals who are accustomed to fast-paced regulatory changes. This creates potential risk for companies with inadequate attention to compliance administration and can easily become the catalyst to failure. Qualcan considers compliance a priority and has committed to the careful management of all related duties. The ability of our compliance team can be considered a competitive advantage by the positive effects it has on operations, organizational image and perception, and the quality of our cannabis and cannabis products.

Selected Risks Associated with Our Business

Despite our growth and expansion strategies and the competitive advantages we describe above, our business and prospects may be limited by a number of risks and uncertainties that we currently face, including:

●

We have a history of annual net losses which may continue and which may negatively impact our ability to achieve our business objectives, and we received a going concern qualification in our 2018 audit. We had net losses of $1,990,467 and $1,312,872 for the years ended December 31, 2018 and 2017, respectively, and $895,545 for the six months ended June 30, 2019, and we will have a net loss for the year ended December 31, 2019. There can be no assurance we will have significant levels of total revenue or net income in future periods.

●	We operate in an intensely competitive market for the cultivation, production and sale of medical and recreational cannabis against a number of already established and better-known production companies and retail store chains.

●	Cannabis continues to be categorized as a Schedule I controlled substance under the federal Controlled Substances Act of 1970 (“CSA”) in the United States and, as such, remains illegal under United States federal law. Our business activities are currently illegal under United States federal law. Our business plan is based on the premise that cannabis legalization will continue to expand, that consumer demand for cannabis will continue to exceed supply for the foreseeable future and that consumer demand for cannabis for medical and recreational use will grow as legalization expands. If cannabis legalization is scaled back or reversed at the state level, or if the United States federal government increases regulation and prosecution of cannabis-related activities, it could have a material adverse effect on our business, financial condition and results of operations.

●	As part of our strategic plan following this offering, we intend to acquire or invest in other cannabis-related businesses; however, there is no assurance that we will be able to identify appropriate acquisition targets, successfully acquire identified targets or successfully integrate the businesses of acquired companies to realize their full benefits.

●	Our business depends on the availability to us of Lorenzo Barracco, our Chairman and Chief Executive Officer, who has substantial knowledge regarding the cannabis industry and business contacts that would be extremely difficult to replace, and our business would be materially and adversely affected if his services were to become unavailable to us.

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Corporate Information

Our principal executive offices are located at 4145 Wagon Trail Avenue, Las Vegas, Nevada 89118, and our telephone number is (646) 286-9070. We maintain a corporate website at http://www.qualcan.com.

Qualcan Canada’s principal executive offices are located at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11, Vancouver BC V6E 4N7, Canada, and its telephone number is (604) 687-7130.

We do not incorporate the information on or accessible through our website into this offering circular, and you should not consider any information on, or that can be accessed through, our website a part of this offering circular.

We own various U.S. federal trademark applications and unregistered trademarks, including the trademark “Qualcan.” All other trademarks or trade names referred to in this offering circular are the property of their respective owners. Solely for convenience, the trademarks and trade names in this offering circular are referred to without the symbol ™, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent possible under applicable law, their rights thereto.

Channels for Disclosure of Information

Investors and others should note that we use social media to communicate with all of our viewers and the public about our company, our services, new product developments and other matters. Any information that we consider to be material to an evaluation of our company will be included in filings on the SEC website, http://www.sec.gov, and may also be disseminated using our investor relations website, which can be found at http://www.qualcan.com, and press releases. However, we encourage investors, the media and others interested in our company to also review our social media channels. We do not incorporate the information on or accessible through our website into this offering circular, and you should not consider any information on, or that can be accessed through, our website a part of this offering circular.

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THE OFFERING

Common stock offered by us	5,000,000 shares (minimum) to 50,000,000 shares (maximum).

Common stock outstanding prior to this offering	70,000,000 shares.

Best efforts offering	We are selling the shares of our common stock offered in this offering circular on a “best efforts” basis and are not required to sell any specific number or dollar amount of the shares being offered, but we will use our best efforts to sell such shares. We do not intend to close this offering unless we sell a minimum of 5,000,000 shares of common stock.

Common stock to be outstanding after this offering	75,000,000 shares (if the minimum number of shares is sold) and 120,000,000 shares (if the maximum number of shares is sold).

Use of proceeds after expenses

Based on an initial public offering price of $1.00 per share, we estimate that the net proceeds to us from this offering, assuming we sell a minimum of 5,000,000 shares, will be $4,825,000 and, assuming we sell all 50,000,000 shares, will be $49,775,000, after payment of our estimated offering expenses. However, this is a best efforts offering, and there is no assurance that we will sell any shares or receive any proceeds.

We intend to utilize a substantial portion of the net proceeds of this offering to finance the acquisition of two retail dispensaries in Las Vegas and Reno, Nevada. We intend to use the remaining net proceeds of this offering to finance the costs of acquiring or investing in other cannabis-related businesses, products and technologies and for working capital and general corporate purposes. See “Use of Proceeds” for more information.

Plan of distribution

The gross proceeds of this offering will be deposited at a bank or other financial institution in a segregated account. This will not be an escrow account. The funds will be not be released until we receive a minimum of $5,000,000, at which time the funds will be released to us. Any funds received in excess of $5,000,000 and up to $50,000,000 will immediately be available to us. If we do not receive the minimum amount of $5,000,000 by July 31, 2020 (or any extended termination date, as applicable), all funds will be returned to purchasers in this offering promptly after the offering’s termination, without charge, deduction or interest. Prior to July 31, 2020 (or any extended termination date, as applicable), in no event will funds be returned to investors. You will only be entitled to receive a refund of your subscription if we do not raise a minimum of $5,000,000 by July 31, 2020 (or any extended termination date, as applicable).

Ownership after this offering

Lorenzo Barracco, our Chairman and Chief Executive Officer, and Daniel V. Perla and Alexander Scharf, directors of our company, will collectively own 93% if the minimum number of shares is sold, and 58% if the maximum number of shares is sold, of our outstanding shares of common stock after the closing of this offering. These individuals have not previously approved the Share Exchange in their capacities as stockholders.

Additionally, following this offering and upon the completion of the Share Exchange (if completed), Qualcan Canada will issue its common shares in exchange for those held by our existing stockholders, including investors in this offering, representing approximately 90% of Qualcan Canada’s outstanding shares.

Risk factors	Investing in our common stock involves a high degree of risk. You should read the “Risk Factors” section of this offering circular beginning on page 15 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

(1)	The number of shares of common stock to be outstanding after this offering excludes (a) 16,500,000 shares issuable upon the conversion of our 8% convertible debentures in the aggregate principal amount of approximately $7,800,000 which were sold in our 2019 Private Placements, and (b) 13,000,000 shares issuable upon exercise of outstanding stock options.

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THE SHARE EXCHANGE TRANSACTION

Proposed Share Exchange, Private Financings and Public Offering

On September 4, 2019, we entered into a Share Exchange Agreement (as amended, the “Share Exchange Agreement”) pursuant to which Qualcan (Canada) Holdings Inc., a British Columbia corporation (“Qualcan Canada”), agreed to acquire all of the outstanding shares of common stock of our company, by way of a share exchange or reverse takeover (the “Share Exchange”), and seek a listing for Qualcan Canada’s common shares on the Canadian Securities Exchange (“CSE”) through an initial public offering of such shares. Qualcan Canada is a newly-formed British Columbia, Canada entity organized by Skanderbeg Capital Advisors Inc., a merchant bank and advisory firm. At the time of the Share Exchange, Qualcan Canada will have nominal assets and liabilities. If the Share Exchange is completed, Mystic’s former stockholders would control a majority of the outstanding common shares of Qualcan Canada, receiving approximately 90% of its outstanding shares.

Prior to the completion of the Share Exchange, we and Qualcan Canada agreed to conduct a number of financing transactions. In June 2019, Qualcan Canada raised approximately $500,000 in a private placement of 14,000,000 common shares at a price of C$0.036 per share (the “Qualcan Canada Financing”). The net proceeds of the Qualcan Canada Financing were then used to fund a non-interest bearing bridge loan in the same amount to our company to fund our interim working capital and transaction expenses.

Following the Qualcan Canada Financing, effective May 31, 2019, we completed an initial private placement (the “First 2019 Private Placement”) of approximately $1,800,000 in aggregate principal amount of 8% convertible debentures. The principal amount under the debentures is convertible into shares of our common stock at any time at the option of the holder, provided, that, if on or before the maturity date (12 months after the date of issuance), the Canadian Public Offering (as defined below) is consummated, 100% of the outstanding principal amount of the debentures will be automatically converted into common stock of the public successor company. The conversion price of the debentures is C$0.30 ($0.23) per share, which would result in the issuance upon conversion of approximately 7,000,000 shares of our common stock. The debentures bear interest at an annual cumulative rate of 8.0%, due and payable in cash on the maturity date. In the event of any liquidation, dissolution or winding up of our company, either voluntary or involuntary, the holders of the debentures (together with the holders of the debentures issued in the Second 2019 Private Placement (as defined below)) will receive, in preference to any distribution of any of our assets to the holders of any of our other debt securities or credit facilities, an amount equal to the unpaid and unconverted principal amount of their debentures and any accrued and unpaid interest on the debentures. The debentures are unsecured, general obligations of our company. The debentures are not redeemable by us or subject to voluntary prepayment prior to maturity. The conversion of the debentures is contingent upon receipt of approval for the conversion of the Nevada Department of Taxation and such other Nevada governmental authorities that regulate the cannabis industry in Nevada and its cities, counties and townships.

Following the closing of the First 2019 Private Placement, we commenced a subsequent private placement (the “Second 2019 Private Placement” and, together with the First 2019 Private Placement, the “2019 Private Placements”) of up to $22,500,000 in aggregate principal amount of 8% convertible debentures with substantially identical terms as the debentures sold in the First 2019 Private Placement, except that the conversion price of the debentures offered in the Second 2019 Private Placement was set at C$0.80 ($0.60) per share, which would result in the issuance upon conversion of 37,500,000 shares of our common stock, rather than C$0.30 ($0.23) per share in the First 2019 Private Placement. We sold approximately $6,000,000 in aggregate principal amount of 8% convertible debentures in the Second 2019 Private Placement, effective August 31, 2019, which would result in issuance upon conversion of approximately 9,500,000 shares of common stock. Skanderbeg Capital Advisors acted as the placement agent in the First 2019 Private Placement, but did not receive any cash or equity-based commissions in that financing, and acted as the placement agent in the Second 2019 Private Placement, and received cash and equity-based commissions on the gross proceeds raised in such financing.

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Following the closing of this offering and the completion of the Share Exchange, Qualcan Canada has agreed to conduct an initial public offering of its securities on terms to be agreed upon by the parties to the Share Exchange Agreement and apply for a listing to trade its securities on the CSE (the “Canadian Public Offering”). A lead agent for the Canadian Public Offering has not yet been selected. Additionally, if Qualcan Canada has not achieved public trading status within 12 months after the issuance date of the debentures, investors in the First 2019 Private Placement and Second 2019 Private Placement will be entitled to receive a warrant to purchase a number of shares of Mystic common stock equal to 25% of the number of shares into which the purchased debentures are convertible at an exercise price of C$0.30 ($0.23) per share and C$0.80 ($0.60) per share, respectively, for two years. If Qualcan Canada achieves public trading status within 12 months after such issuance date, investors will not be entitled to receive any warrants. In order to avoid triggering the issuance of the warrants to investors in the First 2019 Private Placement and Second 2019 Private Placement, Qualcan Canada must achieve public trading status by May 31, 2020 and August 31, 2020, respectively.

If the Share Exchange is completed, the former Mystic stockholders will have the right to nominate four members of the Qualcan Canada board of directors and the shareholders of Qualcan Canada immediately prior thereto will have the right to nominate one member of the Qualcan Canada board of directors, subject in each case to the applicable independence requirements imposed by the rules of the CSE and Canadian securities laws.

For more information regarding the Share Exchange, you are urged to read in its entirety the Share Exchange Agreement, which is filed as an exhibit to this offering statement.

Conditions Precedent to the Share Exchange

In order to be completed, the Share Exchange must be approved by our stockholders. We are contractually obligated to seek stockholder approval for the Share Exchange by affirmative vote of a majority of our outstanding shares after the closing of this offering so that any investors in this offering would have the opportunity to vote along with our three affiliated stockholders, Lorenzo Barracco, Daniel V. Perla and Alexander Scharf. These individuals, who have not previously approved the Share Exchange in their capacities as stockholders, collectively own approximately 100%, 93% and 58% of our outstanding shares of common stock before this offering and after this offering assuming the minimum and maximum number of shares are sold, respectively (without giving effect to the conversion of our 8% convertible debentures into an aggregate of 16,500,000 shares). Messrs. Barracco, Perla and Scharf did not execute stockholder consents approving the Share Exchange at the time the Share Exchange Agreement was signed by the parties or otherwise commit to vote in favor of the Share Exchange and exchanging their shares, in order to be able to vote after the closing of this offering along with new investors (making an investment decision as to the Qualcan Canada shares) based on then prevailing considerations.

Under the terms of the Share Exchange Agreement, the completion of the Share Exchange is also conditioned on the occurrence of certain events and non-occurrence of other events, some of which are dependent on the actions of third parties or are otherwise outside of our control. In particular, the Share Exchange is subject to:

●	the closing of this offering;

●	approval of the transfer of our cannabis licenses by the Nevada Department of Taxation (the “DoT”), which requires the resolution of the temporary moratorium on license transfers that was issued by the DoT in October 2019;

●	there being no action taken by any governmental authority (including the State of Nevada) that prohibits or restrains the Share Exchange or materially and adversely affects the economics of the Share Exchange; and

●	there being no new legislation enacted or introduced which could adversely affect or frustrate the intention of the Share Exchange.

If we fail to obtain the requisite governmental approvals or any of the other conditions precedent to the Share Exchange fails to occur, the Share Exchange may not be consummated and, consequently, the Canadian Public Offering will not take place.

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Material Differences of the Rights of Our Stockholders after the Share Exchange

The Share Exchange, if consummated, would result in the exchange of shares of common stock held by our stockholders, including investors in this offering, for common shares of Qualcan Canada. The former Mystic stockholders would become the holders of common shares in the capital of a British Columbia corporation organized under the Business Corporations Act (British Columbia) (the “BCA”). The Nevada Revised Statutes (the “NRS”) differ in many respects from the BCA. Below is a summary description of the principal differences that could affect the rights of our stockholders.

Subject Matter	Nevada	British Columbia
Shareholder Meeting Quorum

Under the NRS, a corporation’s articles of incorporation and bylaws may specify the number of shares necessary to constitute a quorum at any meeting of shareholders.

If not specified by articles of incorporation or bylaws, a quorum is established by a majority of the voting power (which includes the voting power present in person or by proxy). In the case of a separate vote by a class or series or classes or series, a majority of the voting power of the class or series (present in person or by proxy) constitutes a quorum for the transaction of business.

The bylaws of Mystic provide that, except in the case of certain extraordinary transactions, the presence in person or by proxy of stockholders entitled to cast at least a majority of the shares entitled to vote at the meetings of stockholders constitutes a quorum. The quorum requirement for a sale of substantially all of Mystic’s assets or a merger or consolidation of Mystic is 75% of the corporation’s outstanding shares.

Under the BCA, unless the articles otherwise provide, a quorum of shareholders is established for a meeting if two shareholders, in person or by proxy, are present at the meeting.

Overriding the BCA default, Qualcan Canada’s articles provide that one or more shareholders, in person or by proxy, who in the aggregate hold at least 5% of the shares entitled to vote at the meeting, will satisfy the quorum requirement.

Thus, under the BCA the number of shares required to form a quorum is substantially less than 50% of the outstanding share capital (which is the default under the NRS). This may make it significantly easier to pass certain resolutions (e.g. amendments to articles of incorporation) than under the NRS.

Shareholder Voting Requirements

Other than the election of directors and approval of certain extraordinary transactions, approval of matters before a stockholder meeting requires an affirmative vote of the majority of shares present, in person or by proxy, at the meeting.

Directors must be elected by a plurality of the votes of the shares present, in person or by proxy at the meeting.

An act by the stockholders of each class or series is approved if a majority of the voting power of a quorum of the class or series votes for the actions.

Except where the BCA or the articles require approval by a special resolution or unanimous resolution, a simple majority of the shares present in person or represented by proxy and entitled to vote on a resolution is required to approve any resolution properly brought before the shareholders.

Under the BCA, certain matters, such as amendments to the articles or actions that prejudice or interfere with rights attached to shares, require approval by a special resolution, an unanimous resolution, or a special separate resolution. The articles of Qualcan Canada require a two-thirds vote for a special resolution.

Amendments to the Articles

In order to amend the articles of incorporation of a corporation, the board of directors must adopt a resolution setting forth the proposed amendment and call a meeting of the stockholders to vote on the amendment or direct that the proposed amendment be considered at the next annual meeting of the stockholders entitled to vote on the amendment. Stockholders holding at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes, or as may be required by the provisions of the articles of incorporation, must vote in favour of the amendment.

If any proposed amendment would adversely alter or change any preference or any other right given to any class of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class adversely affected by the amendment.

Generally, in order to amend its articles, the shareholders of a BC company must pass a special resolution approving the amendment.

In addition, no amendment to the articles can prejudice the rights attached to a particular class of shares unless the consent of the holders of the shares of the particular class is obtained. This consent requires a special separate resolution which, if passed at a meeting, requires the majority of the votes specified in the articles for a special separate resolution of that class or series. Qualcan Canada’s articles do not specify the vote required for a separate special resolution, so a two-thirds vote is required. The special separate resolution is in addition to the resolution authorizing the alterations.

While two-thirds approval is required to pass a special resolution to amend the articles of Qualcan Canada, the number of shares required may be significantly less than 50% of the outstanding share capital, as is the requirement in Nevada, due to the fact that the quorum requirement is only one or more shareholders holding at least 5% of shares entitled to vote. Accordingly, it will be substantially easier for Qualcan Canada to amend its articles as a British Columbia corporation as compared to a Nevada corporation.

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Voting Rights with Respect to Extraordinary Transactions	The bylaws of Mystic provide that (i) the sale, transfer and other disposition of substantially all of the corporation’s properties and (ii) a merger or consolidation of the corporation shall require the approval by an affirmative vote of not less than 75% of the corporation’s outstanding shares.

Under the BCA, approvals of amalgamations (except amalgamations between a corporation and wholly owned subsidiaries), arrangements with shareholders, creditors or other persons, consolidations, and sales, leases or other dispositions of substantially all of property of the company requires approval by the shareholders by a special resolution at a duly called meeting.

Again, while two-thirds approval is required to pass a special resolution, the number of shares required may be significantly less than the requirement for Mystic under its current articles, due to the fact that Qualcan Canada’s quorum requirement is only one or more shareholders holding in the aggregate 5% of the shares entitled to vote, in person or by proxy. Accordingly, extraordinary corporate transactions may be easier for Qualcan Canada to facilitate under the BCA as compared to under the NRS.

Special Meetings	The bylaws of Mystic provide that special meetings of the stockholders or of any class or series thereof entitled to vote may be called by the entire board of directors, any two directors, the President, and at the request in writing by stockholders of record owning at least 25% of the outstanding voting shares of common stock of Mystic.	The BCA provides that a board of directors or the holders of 5% of the shares of a corporation with a right to vote can call or requisition a general meeting.

Stockholders’ Consent Without a Meeting	The bylaws of Mystic provide that any actions required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after taking the actions, a written consent is signed by the stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consent is required.

Under the BCA, any action required or permitted to be taken at a meeting of the shareholders by an ordinary resolution may be taken by a written resolution signed by a special majority, being two-thirds, of the shareholders entitled to vote on such resolution. Any action required or permitted to be taken at a meeting of the shareholders by any other resolution, being a special, exceptional or unanimous resolution, may be taken by a unanimous written resolution.

In addition, the articles of Qualcan Canada provide that, if all the shareholders who are entitled to vote at an annual general meeting consent in writing by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution.

Number of Directors

The NRS requires that a corporation have a minimum of one director. A corporation must have at least one director, and may provide in its articles of incorporation or in its bylaws for a fixed number of directors or a variable number of directors, and for the manner in which the number of directors may be increased or decreased.

The bylaws of Mystic provide that the number of directors must be a minimum of one and shall be determined from time to time by resolution of the board of directors.

BCA companies must have at least one director, and “public companies” must have at least three directors.

Following the Share Exchange, Qualcan Canada’s Board of Directors is expected to be comprised of four of our current directors and one director nominated by Qualcan Canada’s pre-Share Exchange shareholders.

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Director Election and Removal

The bylaws of Mystic provide that directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. All vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum.

Any director may be removed by the stockholders by a vote of not less than two-thirds of the outstanding shares entitled to vote.

Directors are elected at every annual general meeting, or by unanimous resolution of the shareholders entitled to vote at the annual general meeting. To be a valid election or appointment, certain procedures must be followed, including that a director must consent or acquiesce at the meeting at which the director is elected or appointed. If the company fails to hold an annual general meeting or the shareholders fail to elect directors at the annual general meeting or by unanimous resolution, then the current directors continue to hold office until their successors are elected or appointed. In addition, directors may fill vacancies on the board and appoint additional directors as long as the appointment does not exceed 1/3 of the number of current directors.

Directors may be removed by the shareholders by special resolution. Again, under the BCA, the number of shares required may be significantly less than the requirement in Nevada (which is two-thirds of all shares outstanding), due to the fact that Qualcan Canada’s quorum requirement is only one or more shareholders who in the aggregate hold 5% of the shares entitled to vote.

Derivative Actions

Under the NRS, a stockholder may bring a derivative action against officers and directors of a corporation for breach of their fiduciary duties to a corporation and its stockholders or for other fraudulent misconduct, so long as the stockholder was a stockholder of the corporation at the time of the transaction in question, or the stockholder obtained the stock thereafter solely by operation of law, and remained so through the duration of the suit; the plaintiff makes a demand on the directors of the corporation to assert the corporate claim unless the demand would be futile; and the plaintiff is an adequate representative of the other stockholders.

The BCA entitles a shareholder, including a beneficial owner of a share of a corporation, or a director of a corporation and any person whom the court considers an appropriate person to make application, with the approval of the Supreme Court of British Columbia, and in the name of the corporation, to commence legal proceedings to (a) enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or (b) to obtain damages for any breach of a right, duty or obligation whether the right, duty or obligation arises under the BCA or otherwise. Derivative actions, therefore, may be brought by shareholders on behalf of a corporation against the corporation’s directors for damages or to enforce rights or duties owed by the director to the corporation.

Personal Liability of Directors	The NRS eliminates the liability of a director to the corporation or its stockholders for monetary damages for breach of the director’s fiduciary duty of care, unless it is proven that such breach involved intentional misconduct, fraud or a knowing violation of law.	Under the BCA, there is no statutory limitation with respect to the monetary liability which may be imposed on directors.

Indemnification of Officers and Directors

The NRS provides that a corporation must indemnify a director or officer of all expenses, including attorneys’ fees, if such person has been successful on the merits or in the defense of the action, suit or proceeding.

A corporation may elect to indemnify a director or officer against expenses, including attorneys’ fees, if the person (i) is not found to be liable in breaching their fiduciary duties to the corporation, or (ii) acted in good faith and in a manner not reasonably believed to be opposed to the best interests of the corporation and, for a criminal proceeding, no reasonable cause to believe conduct was unlawful. Discretionary indemnification may be made by a corporation if determined that it is proper to indemnify the director or officer.

The BCA provides that a company must indemnify a director or officer or former director or officer (“eligible party”) of all costs, charges, and expenses, including legal and other fees, if the director or officer is successful or substantially successful in the outcome of the proceeding.

A company may elect to indemnify an eligible party against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of a proceeding to which such person was a party by reason of being or having been an eligible party, if the person: (i) acted honestly and in good faith with a view to the best interests of the company; and (ii) in the case of a criminal or administrative proceeding enforced by a monetary penalty, the individual had reasonable grounds for believing that the individuals conduct was lawful.

In addition, a company must not indemnify an eligible party in the case of a proceeding brought by the company, such as a derivative action. Payment of advance expenses is allowed as long as the company obtains a written undertaking from the eligible party that it will repay the amounts advanced if the payment is prohibited under corporate law.

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Anti-Takeover Provisions in Articles / Bylaws

Several provisions of the Mystic bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of our company even if that change in control would be beneficial to our stockholders.

For example, Mystic’s bylaws (i) provide for supermajority voting in some circumstances (i.e., the affirmative vote of 75% of the outstanding shares), including mergers and consolidations and (ii) provide that the power to determine the number of directors and to fill vacancies be vested solely in the board, so that the incumbent board, not a raider, would control vacant board positions.

Under the BCA, approval of extraordinary transactions (including mergers and consolidations), requires approval by the shareholders by a special resolution at a duly called meeting, which could prevent or delay a potential acquisition of Qualcan Canada. While a special resolution requires a two-thirds vote to pass, because the quorum requirement is only one or more shareholders holding 5% of the shares entitled to vote, the number of shares required to pass a special resolution approving an extraordinary transaction is substantially less than the amount for Mystic.

Anti-Takeover Provisions in Law

The NRS provides that a corporation that has at least 200 shareholders, with at least 100 shareholders of record having a Nevada address recorded in the stock ledger, and that does business directly or through an affiliated corporation in Nevada is subject to the anti-takeover provisions.

Under the anti-takeover provisions, a person that owns a minimum of 20% of the voting shares of the corporation (an “acquiring person”) is prohibited from exercising their voting rights of those shares unless approved by the shareholders of the corporation. If the voting rights of such shares are restored, shareholders voting against such restoration may demand payment for the “fair value” of their shares (which is generally equal to the highest price paid in the transaction subjecting the stockholder to the statute).

The NRS also restricts a “business combination” with “interested stockholders,” unless certain conditions are met, with respect to corporations which have at least 200 shareholders of record. A “combination” includes (a) any merger with an interested stockholder, or any other corporation which is or after the merger would be, an affiliate or associate of the interested stockholder, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, to an interested stockholder, having (i) an aggregate market value equal to 5% or more of the aggregate market value of the corporation’s assets; (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation; or (iii) representing 10% or more of the earning power or net income of the corporation, (c) any issuance or transfer of shares of the corporation or its subsidiaries, to the interested stockholder, having an aggregate market value equal to 5% or more of the aggregate market.

There is no provision under the BCA similar to Nevada’s anti-takeover provisions.

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Appraisal Rights; Dissenters’ Rights

Under the anti-takeover provisions of the NRS, unless otherwise provided in the articles of incorporation or the bylaws of the issuing corporation in effect on the tenth day following an acquisition of a controlling interest by an acquiring person, if control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, whose shares are not voted in favor of authorizing voting rights for the control shares may dissent in and obtain payment of the fair value of his shares.

Also, NRS does not provide for dissenters’ rights in the case of a sale of assets.

Under the BCA, a shareholder entitled to dissent to certain proposed corporation actions can require the company to purchase his or her shares for their “fair value”. The actions giving rise to a right of dissent are as follows: (i) an alteration in the articles of a company by altering the restrictions on the business carried on or to be carried on by the company, or on its powers; (ii) a proposed amalgamation; (iii) approval of an arrangement (where permitted); (iv) a proposed disposition of all or substantially all of its undertaking; (iv) a proposed continuance outside of British Columbia; or (v) in respect of any resolution or court order or arrangement permitting dissent.

Thus, if the Share Exchange is consummated, Qualcan Canada’s shareholders will be provided with greater rights of dissent and appraisal than they currently possess under the NRS. However, under NRS, shareholders currently have rights of dissent and appraisal in the circumstances of the acquisition of a controlling interest by an investor, which they would lose under the BCA.

Oppression Remedies	There are no equivalent statutory remedies under the NRS; however, stockholders may be entitled to remedies for a violation of a director’s fiduciary duties under Nevada common law.	Under the BCA, a shareholder of a corporation has the right to apply to a court on the grounds that the corporation is acting or proposes to act in a way that is prejudicial to the shareholder. After the application is filed, the court may make any order as it sees fit, including an order to prohibit any act proposed by the corporation.

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RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this offering circular, before purchasing our common stock. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to Our Business and Expansion Plan

We have a history of annual net losses which may continue and which may negatively impact our ability to achieve our business objectives, and we received a going concern qualification in our 2018 audit.

For the year ended December 31, 2018, we had revenues of $3,779,214 and a net loss of $1,990,467. At December 31, 2018, we had stockholders’ equity of $194,605, a decrease of $1,990,467 from December 31, 2017. Our stockholders’ deficit was $700,940 as of June 30, 2019. For the six months ended June 30, 2019, we had revenues of $2,072,485. We had a net loss of $895,545 for the six months ended June 30, 2019. Our independent auditors, in their report dated January 30, 2020, expressed doubt about our ability to continue as a going concern. There can be no assurance that our future operations will result in net income. Our failure to increase our revenues or improve our gross profit margins will harm our business. We may not be able to sustain or increase profitability on a quarterly or annual basis in the future. If our revenues grow more slowly than we anticipate, our gross profit margins fail to improve or our operating expenses exceed our expectations, our operating results will suffer. The prices we charge for our cannabis products may decrease, which would reduce our revenues and harm our business. If we are unable to sell our cannabis products at acceptable prices relative to our costs, if federal cannabis laws and regulations become enforced to negatively impact the sale of some or all of such products, or if we fail to develop and introduce on a timely basis new cannabis products from which we can derive additional revenues, our financial results will suffer.

Our company is in a very new and highly regulated industry. Significant and unforeseen changes in policy may have material impacts on our business.

Continued development in the cannabis industry is dependent upon continued state legislative authorization of cannabis, as well as legislation and regulatory policy at the federal level. The CSA currently makes cannabis use and possession illegal on a national level. While there may be ample public support for legislative authorization, numerous factors impact the legislative process. Any one of these factors could slow or halt use and handling of cannabis in the United States or in other countries, which would negatively impact our cultivation and production activities and our ability to distribute and sell our products.

Many U.S. state laws are in conflict with the CSA. It is unclear whether regulatory authorities in the United States would object to the registration or public offering of securities in the United States by our company, to the status of our company as a reporting company, or even to investors investing in our company as we engage in legal cannabis production and supply pursuant to the laws and authorization of the jurisdiction where the activity takes place. In addition, the status of cannabis under the CSA may have an adverse effect on federal agency approval of medical use of cannabis products. Any such objection or interference could delay indefinitely or increase substantially the costs to access the equity capital markets and harvest and distribute cannabis products.

Our cannabis strategy makes it difficult to find, retain and attract management.

The environment we work in is heavily regulated and while we have experience in regulated industries, it is also heavily scrutinized. This regulatory scrutiny takes a toll on management and makes it very difficult to attract and retain talent. Management spends a great deal of time and money explaining and justifying actions, strategy and business plans to regulators. A myriad of complex factors including regulations regarding money laundering, inter-state commerce and conflicting federal and state laws, among others, affect every decision. Navigating this complex set of regulatory hurdles and staying focused on generating shareholder value is an arduous task and there can be no assurance that we will be successful in steering clear of all the potential issues, any of which could adversely impact our stock price.

Our cannabis strategy makes it difficult to raise money.

We are considered a “cannabis company” with all the nuances that accompany that label, including being scrutinized by commercial banks, investment banking firms and by the largest clearing services company. Due to the nature of some of these institutions like clearing houses, it makes it very difficult for cannabis companies to raise money, deposit share certificates or even have investment banking relationships. While we believe that we will be able to raise the capital that we need to continue our operations, there can be no assurance that we will be successful in these efforts or will be able to raise enough capital for planned expansion.

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The success of our business depends on obtaining and maintaining various state and local licenses for our cannabis business.

Currently, we hold and are in the process of obtaining cannabis licenses in Nevada that allow us to cultivate, manufacture, process, distribute wholesale, sell, and deliver cannabis products to medical and recreational cannabis users and resellers. Regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming, and no assurance can be given that we will receive the requisite licenses from state and local governments to operate our cannabis business. Recently, the Nevada Department of Taxation denied our application for five licenses to own and operate recreational marijuana retail stores in Nevada. We have filed an action in a Nevada court to reverse this decision and believe our arguments have merit, but no assurance can be given that we will obtain a favorable outcome in this action and, accordingly, the denial of licenses to operate our cannabis business can result in material harm to our company and its proposed growth and expansion strategy. For more information, see “Business – Legal Proceedings.”

We are currently engaged in, and expect in the future to engage in, strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management, and which ultimately may not be successful.

We have recently entered into agreements to purchase two cannabis dispensaries in Las Vegas and Reno, Nevada, together with their recreational and medical retail dispensary licenses issued by the State of Nevada, as described in the section “Our Business – Our Proposed Expansion of a Retail Channel and Dispensaries.” While these acquisitions, if and when the various closing conditions are satisfied, may provide a substantial return on investment and serve as an important platform for growing our Qualcan brand, there can be no assurance that these proposed acquisitions will be completed or, if completed, will prove to be beneficial to our company.

In the future, we may consider additional strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of products or technologies, particularly those arrangements that seek to leverage other organizations’ internal platforms or competencies for the benefit of our products or potential products. Additional potential transactions that we may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results.

Our proposed Nevada acquisitions and future strategic transactions may entail numerous operational and financial risks, including:

●	exposure to unknown or unanticipated liabilities, including foreign laws we are unfamiliar with;

●	disruption of our business and diversion of our management’s time and attention in order to develop acquired products or technologies;

●	incurrence of substantial debt or dilutive issuances of equity securities to pay for acquisitions, which we may not be able to obtain on favorable terms, if at all;

●	higher than expected acquisition and integration costs;

●	write-downs of assets or goodwill or impairment charges;

●	increased amortization expenses;

●	difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel;

●	entering into a long-term relationship with a partner that proves to be unreliable or counterproductive;

●	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

●	inability to retain key employees of any acquired businesses.

Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects if we are unable to execute on the planned objectives or capitalize on the relationship in the manner that was originally contemplated.

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We expect to acquire companies and we are subject to evolving and often expensive corporate governance regulations and requirements. Our failure to adequately adhere to these requirements, and comply with them with regard to acquired companies, some of which may be non-reporting entities, or the failure or circumvention of our controls and procedures could seriously harm our business.

We are subject to various regulations, and compliance with these evolving regulations is costly and requires a significant diversion of management time and attention, particularly with regard to our disclosure on controls and procedures and our internal control over financial reporting. As we make acquisitions in both the United States and Canada, our internal controls and procedures may not be able to prevent errors or fraud in the future. We cannot guarantee that we can establish internal controls over financial reporting immediately on companies that we acquire. Thus, faulty judgments, simple errors or mistakes, or the failure of our personnel to enforce controls over acquired companies or to adhere to established controls and procedures, may make it difficult for us to ensure that the objectives of our control systems are met. A failure of our controls and procedures to detect other than inconsequential errors or fraud could seriously harm our company.

We have a limited senior management team size that may hamper our ability to effectively manage a fast-growing company and manage acquisitions and that may harm our business.

Since we operate in the United States and Canada, we use consultants, including lawyers and accountants, to help us comply with regulatory requirements on a timely basis. As we expand, we expect to increase the size of our senior management. However, we cannot guarantee that in the interim period our senior management can adequately manage the requirements of a fast-growing company and the integration of acquisitions, and any failure to do so could harm our business.

Our expansion is dependent on laws pertaining to the legal cannabis industry.

We expect to acquire companies and hire management in specific niches of the cannabis industry. Entry into any of these areas requires special knowledge of the industry and products. By entering the legal cannabis sector, even indirectly or remotely, we could be subject to increased scrutiny by regulators because, among other things, marijuana is a Schedule-1 controlled substance and is illegal under federal law. Our failure to adequately manage the risk associated with these businesses and adequately manage the requirements of the regulators can adversely affect our business and potentially our status ultimately as a public company. Further, any adverse pronouncements from regulators about businesses related to the legal cannabis sector could adversely affect our stock price.

Our products may be unable to achieve expected market acceptance and, consequently, limit our ability to generate revenue from new products.

Even when product development is successful and regulatory approval has been obtained, our ability to generate sufficient revenue depends on the acceptance of our products by customers. We cannot assure you that our products will achieve the expected level of market acceptance and revenue. The market acceptance of any product depends on a number of factors such as the price of the product, the effect of the product, the taste of the product, reputation of the distributor or retailer, competition, and marketing and distribution support.

The success and acceptance of a product in one state may not be replicated in other states or may be negatively affected by our activities in another state. Any factors preventing or limiting the market acceptance of our products could have a material adverse effect on our business, results of operations and financial condition.

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Business interruptions could delay us in the process of developing our product candidates and could disrupt our product sales.

Loss of our manufacturing facilities, our growing plants, stored inventory or laboratory facilities through fire, theft or other causes, or loss of our botanical raw material due to pathogenic infection or other causes, could have an adverse effect on our ability to meet demand for cannabis products or to continue product development activities and to conduct our business. Failure to supply our partners with commercial product may lead to adverse consequences.

Counterfeit versions of our products could harm our business.

Counterfeiting activities and the presence of counterfeit products in market and over the internet continue to be a challenge for maintaining a safe product supply. Counterfeit products are frequently unsafe and can be life-threatening. To distributors and users, counterfeit products may be visually indistinguishable from the authentic version. Reports of adverse reactions to counterfeit drugs along with increased levels of counterfeiting could be mistakenly attributed to the authentic product, affect consumer confidence in the authentic product and harm the business of companies such as ours. If our products were to be the subject of counterfeits, we could incur reputational and financial harm.

We face intense competition, including from generic products. If our competitors market or develop alternative products that are approved more quickly or marketed better than our products or are demonstrated to be safer or more potent than our products, our commercial opportunities will be reduced or eliminated.

The cannabis products industry is characterized by advancing technology, competition and a strong emphasis on developing proprietary products. We face competition from a number of sources, some of which may target the same indications as our products, such as pharmaceutical companies, including generic drug companies, biotechnology companies, drug delivery companies and academic and research institutions, many of which have greater financial resources, marketing capabilities, including well-established sales forces, manufacturing capabilities, research and development capabilities, experience in obtaining regulatory approvals for product candidates and other resources than us.

We may not be able to differentiate any products that we may market from those of our competitors, successfully develop or introduce new products that are less costly or offer better performance than those of our competitors, or offer purchasers of our products payment and other commercial terms as favorable as those offered by our competitors. In addition, there are a number of established products already commercially available and under development by other companies that treat the indications that our product candidates are intended to treat.

Currency fluctuations may reduce our assets and profitability.

We have assets located in Canada that are valued in Canadian dollars. Fluctuation of the U.S. dollar relative to the foreign currency may adversely affect our assets and profit.

Our business relies heavily on our management team and any unexpected loss of key officers may adversely affect our operations.

The continued success of our business is largely dependent on the continued services of our key employees. The loss of the services of certain key personnel, without adequate replacement, could have an adverse effect on our performance. Our senior management, as well as the senior management of our subsidiaries, plays a significant role in developing and executing the overall business plan, maintaining client relationships, proprietary processes and technology. While no one is irreplaceable, the loss of the services of any would be disruptive to our business.

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Our quarterly revenue, operating results and profitability will vary.

Factors that may contribute to the variability of quarterly revenue, operating results or profitability include:

●	fluctuations in revenue due to seasonality of the market place, which results in uneven revenue and operating results over the year;

●	addition and departure of key personnel; and

●	strategic decisions made by us and our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments and changes in business strategy.

We may be unable to protect our intellectual property rights and/or intellectual property rights licensed to us, and may be subject to intellectual property litigation and infringement claims by third parties.

We intend to protect our intellectual property through limited trademarks, service marks and copyrights and our formulas, recipes and other trade secrets and know-how through confidentiality or license agreements with third parties, employees and consultants, and by controlling access to and distribution of our proprietary information. However, this method may not afford complete protection, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States and unauthorized parties may copy or otherwise obtain and use our products, processes or technology. Additionally, there can be no assurance that others will not independently develop similar know-how and trade secrets. We are also dependent upon the owners of intellectual property rights licensed to us under various wholesale license agreements to protect and defend those rights against third party claims. If third parties take actions that affect our rights, the value of our intellectual property, similar proprietary rights or reputation or the licensors who have granted us certain rights under wholesale license agreements, or we are unable to protect the intellectual property from infringement or misappropriation, other companies may be able to offer competitive products at lower prices, and we may not be able to effectively compete against these companies. We also face the risk of claims that we have infringed third parties’ intellectual property rights. Any claims of intellectual property infringement, even those without merit, may require us to:

●	defend against infringement claims which are expensive and time consuming;

●	cease making, licensing or using products that incorporate the challenged intellectual property;

●	re-design, re-engineer or re-brand our products or packaging; or

●	enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

In the event of claims by third parties for infringement of intellectual property rights we license from third parties under wholesale license agreements, we could be liable for costs of defending allegations of infringement and there are no assurances the licensors will either adequately defend the licensed intellectual property rights or that they would prevail in the related litigation. In that event, we would incur additional costs and may deprived from generating royalties from these agreements.

We are dependent on numerous third parties in our supply chain for the commercialization of products, and if we fail to maintain our supply and manufacturing relationships with these third parties or fail to develop new relationships with other third parties, we may be unable to continue to commercialize these products or to develop other product candidates.

We rely on a number of third parties for the commercial supply of certain of our products. Our ability to commercially supply our products depends, in part, on our ability to successfully obtain the materials for our products and outsource most, if not all of the aspects of their manufacturing, at competitive costs, in accordance with regulatory requirements and in sufficient quantities for commercialization and testing. If we fail to develop and maintain supply relationships with these third parties, we may be unable to continue to commercialize our products.

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General economic factors may adversely affect our financial performance.

General economic conditions may adversely affect our financial performance. In the United States, changes in interest rates, changes in fuel and other energy costs, weakness in the housing market, inflation or deflation or expectations of either inflation or deflation, higher levels of unemployment, decreases in discretionary consumer spending or consumer demand, unavailability or limitations of consumer credit, higher consumer debt levels or efforts by consumers to reduce debt levels, higher tax rates and other changes in tax laws, overall economic slowdown, changes in consumer desires affecting demand for the products we sell and other economic factors could adversely affect consumer demand for the products we sell, change the mix of products we sell to a mix with a lower average gross margin and result in slower inventory turnover. Higher interest rates, transportation costs, inflation, higher costs of labor, insurance and healthcare, foreign exchange rates fluctuations, higher tax rates and other changes in tax laws, changes in other laws and regulations and other economic factors in the United States or internationally can increase our cost of sales and operating, selling, general and administrative expenses, decrease sales, and otherwise adversely affect our operations and operating results. These factors affect not only our operations, but also the operations of suppliers from whom we purchase goods and services, a condition that can result in an increase in the cost to us of the goods we sell to customers.

If we do not begin to generate significant revenues, we will need to raise additional capital to meet our business requirements. Any such capital raising may be costly or difficult to obtain and could dilute current stockholders’ ownership interests. If we are unable to secure additional financing we will not be able to continue as a going concern.

We need additional capital, which may not be available on reasonable terms or at all. The raising of additional capital will dilute current stockholders’ ownership interests. We may need to raise additional funds through public or private debt or equity financings to meet various objectives including, but not limited to:

●	maintaining enough working capital to run our business;

●	pursuing growth opportunities, including more rapid expansion;

●	acquiring complementary businesses;

●	making capital improvements to improve our infrastructure;

●	responding to competitive pressures;

●	complying with regulatory requirements such as licensing and registration; and

●	maintaining compliance with applicable laws.

Any additional capital raised through the sale of equity or equity backed securities may dilute current stockholders’ ownership percentages and could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of those securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect that is different from or in addition to that reflected in the capitalization described in this offering circular.

Further, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain required additional capital, we may have to curtail our growth plans or cut back on existing business and, further, we may not be able to continue operating if we do not generate sufficient revenues from operations needed to stay in business.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible debentures and warrants, which may adversely impact our financial condition.

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Even if we consummate this offering, if we do not begin to generate meaningful revenues, we will need to seek additional financing which we may be unable to obtain on favorable terms when required, or at all, and we may therefore be unable to continue funding our operations.

We currently anticipate that the net proceeds of this offering, if we sell the full amount and together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures in the short term. However, this offering is on a “best efforts” basis and we may not sell the full $50,000,000 of shares. We may need to raise additional funds prior to the proposed Canadian Public Offering, if any, or at a later date. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all, and we may therefore be unable to continue funding our operations.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to, revenue recognition, estimating valuation allowances and accrued liabilities (specifically, the allowances for returns, credit card chargebacks, doubtful accounts and obsolete and damaged inventory), internal use software and website development (acquired and developed internally), accounting for income taxes, valuation of long-lived and intangible assets and goodwill, stock-based compensation, and loss contingencies are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance.

Changes in accounting principles or guidance, or in their interpretations, could result in unfavorable accounting charges or effects, including changes to our previously filed consolidated financial statements, which could cause our stock price to decline.

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles and guidance. A change in these principles or guidance, or in their interpretations, may have a significant negative effect on our reported results and retroactively affect previously reported results, which, in turn, could cause our stock price to decline.

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Risks Related to the Share Exchange Transaction

The Share Exchange will impact the rights and obligations of Mystic stockholders.

We have entered into a share exchange with Qualcan Canada after this offering as described in the section “The Share Exchange Transaction” above. The Share Exchange, if completed, would result in the exchange by the holders of our common stock, including investors in this offering, for common shares of Qualcan Canada. The former Mystic stockholders would become the holders of common shares in the capital of a British Columbia corporation. Because of differences between the laws of the State of Nevada and the laws of the Province of British Columbia, the Share Exchange would impact the rights of former Mystic stockholders. For an explanation of the changes in stockholder rights which would result from the Share Exchange, see “Material Differences of the Rights of Our Stockholders after the Share Exchange” beginning on page 10 of this offering circular.

The Share Exchange will result in an immediate 10% decrease of your proportionate interest in the outstanding shares of Qualcan Canada.

If the Share Exchange is completed, the existing holders of Qualcan Canada’s common shares would hold approximately 10% of the outstanding shares of Qualcan Canada, and the former Mystic stockholders will hold the remaining approximately 90% of the outstanding shares. As a result, the percentage ownership interest of former Mystic stockholders in Qualcan Canada would be 90% of their former ownership interest in Mystic, which amounts to an immediate 10% decrease of their percentage ownership interest.

The Share Exchange may have material tax consequences for holders of Mystic stock.

We believe the plan to transact a reverse takeover share exchange between Mystic and Qualcan Canada satisfies the conditions of the Internal Revenue Code §7874 anti-inversion rules and following the Share Exchange, Qualcan Canada should qualify as an inverted corporation and be treated as a U.S. domestic corporation for U.S. tax purposes. Furthermore, we believe that the transaction falls outside the potential scope of Internal Revenue Code §367(a), and, accordingly, to the extent that the Share Exchange qualifies as a tax-deferred reorganization under Internal Revenue Code §368(a)(1)(B) or a tax-deferred §351 transfer, our stockholders will not recognize any gain as a result of the Share Exchange. However, the applicable tax laws are complicated, and no assurance can be given that this will be the case. In addition, there may be additional future adverse tax consequences to our stockholders from the Share Exchange.

The Share Exchange may not occur.

In order to complete the Share Exchange, the transaction must be approved by our stockholders. We are contractually obligated to seek stockholder approval for the Share Exchange by affirmative vote of a majority of our outstanding shares after the closing of this offering so that any investors in this offering would have the opportunity to vote along with our three affiliated stockholders, Lorenzo Barracco, Daniel V. Perla and Alexander Scharf. These individuals, who have not previously approved the Share Exchange in their capacities as stockholders, collectively own approximately 100%, 93% and 58% of our outstanding shares of common stock before this offering and after this offering assuming the minimum and maximum number of shares are sold, respectively (without giving effect to the conversion of our 8% convertible debentures into an aggregate of 16,500,000 shares).

There is a risk that the conditions precedent to the completion of the Share Exchange, some of which are entirely out of our control, may not occur. In particular, the Share Exchange is subject to the approval of Nevada governmental authorities to transfer the cannabis licenses and we cannot predict when, or even if, such approval will be granted. In October 2019, Nevada State regulators issued a temporary moratorium on approving license transfers, including those that would be subject to the Share Exchange. While we expect a resolution to the moratorium, we cannot predict when that will occur. If the parties to the Share Exchange Agreement fail to obtain the requisite stockholder and governmental approvals or satisfy any of the other conditions precedent to the Share Exchange, the Share Exchange will not be completed. For more information regarding the Share Exchange, you are urged to read in its entirety the Share Exchange Agreement, which is filed as an exhibit to this offering statement.

The proposed Canadian initial public offering referred to in this offering circular may not occur and the shares of our common stock issued in this offering may never be registered.

This offering circular refers to a Canadian initial public offering of our common stock. If the Share Exchange is not completed, the Canadian initial public offering will not be completed. Even if the Share Exchange is completed, we cannot predict exactly when, or even if, the Canadian initial public offering will take place. If such public offering does not take place, or if we do not register the shares of our common stock, such shares may never be registered and you will hold illiquid securities.

Even if the proposed Canadian initial public offering is completed, the Qualcan Canada common shares may have limited transferability and liquidity.

We intend to seek a public listing of the Qualcan Canada common shares on the CSE. However, even if the Qualcan Canada common shares are listed and quoted, no assurance can be given as to (i) the likelihood that an active market for the common shares will develop, (ii) the liquidity of any such market, (iii) the ability of shareholders to sell the common shares or (iv) the prices that shareholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of the common shares, or the availability of the common shares for future sale, will have on the market price prevailing from time to time.

In addition, the CSE is generally considered to be a less efficient market than United States national securities exchanges. Consequently, the liquidity of the common shares could be impaired, not only in the number of common shares which could be bought and sold, but also through delays in the timing of transactions, difficulties in obtaining price quotations, reduction in security analysts’ and the news media’s coverage of us, if any, and lower prices for the common shares than might otherwise be attained. This circumstance could have an adverse effect on the ability of an investor to sell any Qualcan Canada common shares as well as on the selling price for such shares. As a result, shareholders may have a difficult time reselling their shares. Investors must be prepared to hold such common shares for an indefinite period of time.

We may be subject to additional regulatory burden resulting from any public listing on the CSE.

To date we have not been subject to the continuous and timely disclosure requirements of Canadian securities laws or other rules, regulations and policies of the CSE. Compliance with reporting and other requirements applicable to public companies listed on the CSE will create additional costs for us and will require the time and attention of management. We cannot predict the amount of the additional costs that we might incur, the timing of such costs or the impact that management’s attention to these matters will have on our business.

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Risks Related to this Offering and Ownership of Our Common Stock

The shares of our common stock will have limited transferability and liquidity.

Prior to this offering, there has been no public market for our common stock. We do not intend to list our shares of common stock on a U.S. registered national securities exchange upon qualification. We do not now, and will not upon consummation of the transactions described in this offering circular, satisfy the listing requirements of the Nasdaq Stock Market or other U.S. registered national securities exchanges. There is no guarantee that the shares of our common stock will be publicly listed or quoted or that a market will develop for them.

The concentration of our common stock ownership by our Chairman and Chief Executive Officer and our other directors and executive officers will limit your ability to influence corporate matters.

Following this offering, Lorenzo Barracco, our Chairman and Chief Executive Officer, and Daniel V. Perla and Alexander Scharf, directors of our company, will collectively beneficially own and will be able to vote in the aggregate 58.0% of our outstanding shares of common stock (if the maximum number of shares is sold in this offering).

As such, Messrs. Barracco, Perla and Scharf, if they work together, will continue to have the ability to exert significant influence over all corporate activities, including the election or removal of directors and the outcome of tender offers, mergers, proxy contests or other purchases of common stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for their shares of common stock. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our common stock may decline.

This offering is being conducted on a “best efforts” basis. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

The offering is on a “best efforts” basis. If we are not able to raise sufficient funds in excess of the minimum offering amount, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that investors may lose their entire investment.

We will have broad discretion over how we use the proceeds of this offering, and we may use them for corporate purposes that do not immediately enhance our profitability or market share.

Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We may use the net proceeds from this offering for corporate purposes that do not immediately enhance our profitability or increase our market value.

You will experience immediate and substantial dilution in the value of the shares of common stock you purchase.

The initial public offering price is substantially higher than the net tangible book value of each outstanding share of our common stock. Purchasers of common stock in this offering will experience immediate and substantial dilution on a book value basis. The dilution per share in the net tangible book value per share of common stock will be $0.59 per share based on an assumed $1.00 initial public offering price. If stock options and warrants to purchase shares of common stock are exercised in the future, there would be further dilution. See “Dilution.”

Upon the initial closing of this offering, we will not elect to become a public reporting company under the Exchange Act, but instead we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules and our stockholders could receive less information than they might expect to receive from more mature public companies.

Upon the initial closing of this offering, we will not elect to become a public reporting company under the Exchange Act and will not be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act.

Because we have elected not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for emerging growth companies under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year. If we elect not to become a public reporting company our common stock will not be permitted to trade on a national securities exchange such as Nasdaq.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are “emerging growth companies,” and our stockholders could receive less information than they might expect to receive from more mature public companies.

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If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common stock could be negatively affected.

Any trading market for our common stock will be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our common stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage or us, the market price and market trading volume of our common stock could be negatively affected.

Because we do not intend to pay dividends on our common stock, you must rely on stock appreciation for any return on your investment.

We presently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. As a result, you must rely on stock appreciation and a liquid trading market for any return on your investment. If an active and liquid trading market does not develop, you may be unable to sell your shares of common stock at or above the initial public offering price or at the time you would like to sell.

The protection provided by the federal securities laws relating to forward-looking statements does not apply to us. The lack of this protection could harm us in the event of an adverse outcome in a legal proceeding relating to forward-looking statements made by us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to certain issuers, including issuers that do not have their equity traded on a registered national securities exchange. Our common stock currently does not trade on any registered national securities exchange. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. The lack of this protection in a contested proceeding could harm our financial condition.

Provisions in our charter documents and under Nevada corporate law could discourage a takeover that stockholders may consider favorable.

Nevada corporate law could make it more difficult for a third party to acquire us. Specifically, provisions of the Nevada Revised Statutes may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The purchase price for the common stock is arbitrary and there is no placement agent.

In the absence of a market for the shares of common stock, the initial public offering price of our shares was arbitrarily determined by us and was not determined by reference to any traditional criteria of value, such as book value, earnings or assets. The offering price does not necessarily represent the current value of our common stock and should not be regarded as an indication of any future price for our common stock. We intend to sell the shares directly to investors and not through a placement agent or other registered broker-dealer who is paid sales commissions. As such, purchases of the shares will not have the benefit of an independent party negotiating the offering price.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Offering Circular Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere in this offering circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this offering circular, including in “Risk Factors” and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

●	our dependence upon external sources for the financing of our operations;

●	our ability to effectively execute our growth and expansion strategies;

●	changes in the cannabis industry;

●	our limited operating history;

●	disruptions caused by the recent coronavirus outbreak and its economic impact;

●	the valuation of assets reflected on our financial statements;

●	our reliance on continued access to financing;

●	our reliance on information provided and obtained by third parties;

●	U.S. federal and state regulatory matters, as well as Canadian provincial regulatory matters;

●	additional expenses, not reflected in our operating history, related to being a public reporting company; and

●	competition in the cannabis market.

Although the forward-looking statements in this offering circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to re-issue this offering circular or otherwise make public statements updating our forward-looking statements.

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USE OF PROCEEDS

If we sell shares for aggregate gross proceeds of $50,000,000, our net proceeds (after our estimated offering expenses of $225,000) will be $49,775,000. We intend to use these net proceeds to finance the costs of acquiring or investing in cannabis-related businesses, products and technologies and for working capital and general corporate purposes.

The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors.

The following table sets forth a breakdown of our estimated use of our net proceeds as we currently expect to use them, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares (based on the maximum offering amount of $50,000,000), and the minimum offering amount of $5,000,000.

Assumed Percentage of Shares Sold	100%	75%	50%	25%	Minimum Offering Amount
Price to public	$50,000,000	$37,500,000	$25,000,000	$12,500,000	$5,000,000
Offering expenses	$225,000	$212,500	$200,000	$187,500	$175,000
Net proceeds	$49,775,000	$37,287,500	$24,800,000	$12,312,500	$4,825,000

Acquisition of Nevada dispensaries	$16,500,000	$16,500,000	$16,500,000	$10,000,000	$4,000,000
Potential additional acquisitions and investments	$21,000,000	$12,000,000	$3,300,000	$-	$-
Working capital and general corporate purposes	$12,275,000	$8,787,500	$5,000,000	$2,312,500	$825,000
Total use of proceeds	$49,775,000	$37,287,500	$24,800,000	$12,312,500	$4,825,000

We intend to utilize a substantial portion of the net proceeds of this offering to finance the acquisition of a retail dispensary in Reno, Nevada, and integration-related expenses for this and other acquisition transactions.

In May 2019, through Picksy LLC, our wholly-owned subsidiary, we entered into an Asset Purchase Agreement with MediFarm LLC to acquire 100% of the assets of MediFarm’s cannabis dispensary located at 1130 East Desert Inn Road, Las Vegas, Nevada, including its recreational and medical retail dispensary licenses issued by the State of Nevada. The purchase price to be paid for such assets is $10.0 million. The payments will consist of $7.2 million in cash payments and $2.8 million in the form of a 12-month promissory note bearing 5% interest and secured by the acquired assets. We do not currently expect to use the net proceeds of this offering for the purchase price of the Las Vegas retail dispensary, but will use a portion of the net proceeds of this offering for the purchase price of the Reno retail dispensary, as discussed below.

In August 2019, through Picksy Reno, LLC, another wholly-owned subsidiary of our company, we entered into an Asset Purchase Agreement with MediFarm I LLC to acquire 100% of the assets of MediFarm I’s cannabis dispensary located at 1085 S. Virginia Street, Reno, Nevada, including its recreational and medical retail dispensary licenses issued by the State of Nevada. The purchase price to be paid for such assets is $13.5 million. The payments will consist of $9.3 million in cash and $4.2 million in a 12-month promissory note bearing 5% interest.

The closing of each transaction is subject to various closing conditions including receipt of all necessary state, county and city licensing transfer approvals. In October 2019, Nevada State regulators issued a temporary moratorium on approving license transfers, including those being transferred pursuant to the Asset Purchase Agreements. While we expect a resolution to the moratorium, we cannot predict when that will occur. We require an additional $1.8 million in order to close the Las Vegas dispensary acquisition, which we are planning to finance through loans or other investments from our officers and directors. We anticipate using a portion of the net proceeds from this offering to satisfy the purchase obligations set forth in the Reno Asset Purchase Agreement. If the net proceeds from this offering are less than approximately $10 million, we will need to seek additional financing in order to close the Reno dispensary acquisition.

If and to the extent available, additional net proceeds may be used for other acquisitions of, or investments in, cannabis-related businesses, products and technologies. We currently have no commitments or agreements with respect to any such acquisitions or investments, other than the two pending transactions described above. See “Business – Our Proposed Expansion of a Retail Channel and Dispensaries.”

Net proceeds will also be used for working capital and general corporate purposes, which include amounts required to pay officers’ salaries, consulting fees, professional fees, ongoing public reporting costs, computer equipment costs, data streaming transmission costs, office-related expenses and other corporate expenses.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending use of the proceeds of this offering, we will invest the net proceeds of this offering in short-term, investment grade, interest-bearing instruments. We currently anticipate that the net proceeds of this offering, assuming the minimum and maximum offering amounts are raised, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least nine and 24 months following the closing of this offering, respectively.

In the event we do not sell all of the shares, we may seek additional financing from other sources, including the Canadian Public Offering, in order to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this offering would be diluted with respect to their percentage ownership in our company. In all events, there can be no assurance that additional financing would be available to us when desired or needed and, if available, on terms acceptable to us.

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CAPITALIZATION

The following table sets forth our short-term debt and capitalization as of June 30, 2019:

●	on an actual basis;

●	on an as adjusted basis to give effect to the sale in this offering of the minimum and maximum number of shares, at the price to the public of $1.00 per share, resulting in net proceeds to us of $4,775,000 and $49,775,000, respectively (after deducting our estimated offering expenses of $225,000); and

●	on a pro forma as adjusted basis to reflect the consummation of the proposed Share Exchange transaction (if completed) following this offering.

	Actual	As Adjusted for this Offering Assuming Minimum Amount	As Adjusted for this Offering Assuming Maximum Amount
	(unaudited)	(unaudited)	(unaudited)
Short-term debt	$5,328,218	5,328,218	5,328,218

Long-term debt, net of current portion	$250,000	250,000	250,000

Stockholders’ (deficit) equity:
Common stock	7,226	12,226	57,226
Additional paid-in capital	4,690,599	9,460,599	54,415,599
Treasury stock	(2,375)	(2,375)	(2,375)
Accumulated deficit	$(5,396,390)	(5,396,390)	(5,396,390)
Total stockholders’ (deficit) equity	$(700,940)	4,074,060	49,074,060

Total capitalization	$(450,940)	4,324,060	49,324,060

You should read this table together with our financial statements as of and for the years ended December 31, 2018 and 2017 and our unaudited financial statements as of and for the six months ended June 30, 2019 and 2018, and the related notes thereto, included elsewhere in this offering circular. Our use of proceeds from this offering is discussed under “Use of Proceeds.”

The table above excludes (a) 16,500,000 shares issuable upon the conversion of our 8% convertible debentures in the aggregate principal amount of approximately $7,800,000, which were sold in our 2019 Private Placements, and (b) 13,000,000 shares issuable upon exercise of outstanding stock options. To the extent our 8% convertible debentures are converted or stock options or other equity awards made under our plan result in the issuance of additional shares of our common stock, there will be further dilution to our investors in this offering.

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DILUTION

Dilution in net tangible book value per share to new investors is the amount by which the offering price paid by the purchasers of the shares of common stock sold in this offering exceeds the pro forma net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

The pro forma net tangible book value of our common stock as of June 30, 2019 was approximately $(767,040), or $(0.01) per share.

After giving the effect to the sale of 50,000,000 shares of our common stock in this offering at the price to the public of $1.00 per share, and after deducting our estimated offering expenses, the pro forma net tangible book value would be approximately $49,007,960, or $0.41 per share. This represents an immediate increase in net tangible book value of $0.42 per share to existing stockholders and an immediate dilution of $0.59 per share to new investors purchasing shares of common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock	$		$1.00
Pro forma net tangible book value per share before giving effect to the offering		$(0.01)
Increase in net tangible book value per share attributable to the sale of common stock in the offering (1)		0.42
Pro forma net tangible book value per share after giving effect to the offering
Dilution in net tangible book value per share to new investors (2)			$0.59

(1)	After deducting estimated expenses payable by us in this offering.

(2)	Dilution is determined by subtracting pro forma net tangible book value per share after giving effect to the offering from the initial public offering price per share paid by a new investor.

The following table sets forth, assuming the sale of 50,000,000 shares of our common stock offered for sale in this offering, as of December 31, 2019, the total number of shares previously issued and sold to existing investors, the total consideration paid for the foregoing and the average price per share. As the table shows, new investors purchasing shares of common stock may in certain circumstances pay an average price per share substantially higher than the average price per share paid by our existing stockholders.

	Number of	Purchased	Total	Consideration
	Shares	Percent	Amount	Percent

Existing stockholders	70,000,000	58.3%	$4,697,825	8.6%
New investors	50,000,000	41.7%	$50,000,000	91.4%
Total	120,000,00	100.0%	$54,697,825	100.0%

The table above does not reflect the impact of the Share Exchange transaction, pursuant to which (if completed), following this offering and upon the approval by our stockholders and completion of the Share Exchange, Qualcan Canada will issue its common shares in exchange for those held by our existing stockholders, including investors in this offering, representing approximately 90% of Qualcan Canada’s outstanding shares.

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PLAN OF DISTRIBUTION

Plan of Distribution

We are offering on a best efforts basis up to 50,000,000 shares of our common stock, with a minimum offering amount of 5,000,000 shares of our common stock. The initial public offering price is $1.00 per share.

As a “best efforts” offering, there can be no assurance that the offering contemplated hereby will ultimately be consummated, or even if consummated that we will obtain more than the minimum offering amount. The gross proceeds of this offering will be deposited at a bank or other financial institution in a segregated account. This will not be an escrow account. Subscription funds placed in the segregated account may only be released if the minimum stock sale condition is satisfied. Once we satisfy the minimum stock sale condition, the funds will be released to us.

We intend to sell our shares directly to investors and not through a placement agent or other registered broker-dealer who is paid sales commissions.

Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. None of our officers or directors will be compensated in connection with his participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. None of our officers or directors are, or have been within the past 12 months, a broker or dealer, and none of them are, or have been within the past 12 months, an associated person of a broker or dealer. At the end of the offering, our officers or directors will continue to primarily perform substantial duties for us or on our behalf otherwise than in connection with transactions in securities. Our officers or directors will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii) except that for securities issued pursuant to Rule 415 under the Securities Act, the 12 months shall begin with the last sale of any security included within one Rule 415 registration.

Stock Listing

Prior to this offering, there has been no public market for our common stock. We do not intend to list our shares of common stock on a U.S. registered national securities exchange upon qualification, or to otherwise apply for the shares to be eligible for quotation on an alternative trading system or over the counter market after the final closing of this offering. However, even if we later determine that the public trading markets are appropriate given the structure of our company and our growth and expansion strategies, and the shares of our common stock are listed or quoted, no assurance can be given as to (i) the likelihood that an active market for the common stock will develop, (ii) the liquidity of any such market, (iii) the ability of stockholders to sell the shares of common stock or (iv) the prices that stockholders may obtain for any of the shares.

We do not now, and will not upon consummation of the transactions described in this offering circular, satisfy the listing requirements of the Nasdaq Stock Market or other U.S. registered national securities exchanges. There is no guarantee that the shares of our common stock will be publicly listed or quoted or that a market will develop for them.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The principal factors considered in determining the initial public offering price include:

●	the information set forth in this offering circular;

●	our history and prospects and the history of and prospects for the cannabis industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

●	other factors deemed relevant by us.

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Investment Limitations

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see under “How to Calculate Net Worth”). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2 Regulation A offering, most investors in the case where the common stock will not trade on a national securities exchange must comply with the 10% limitation on investment in the offering. The only investors in this offering exempt from this limitation is an “accredited investor” as defined under Rule 501(a) of Regulation D under the Securities Act (an “Accredited Investor”). If you meet one of the following tests you should qualify as an Accredited Investor:

(i)	You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase shares (please see below under “How to calculate your net worth”);

(iii)	You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)	You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the shares, with total assets in excess of $5,000,000;

(v)	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)	You are a trust with total assets in excess of $5,000,000, your purchase of shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the shares; or

(viii)	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

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Offering Period and Expiration Date

This offering will terminate on July 31, 2020 (subject to extension by us for up to an additional 60-day period), unless we sell the maximum number of shares of common stock set forth above before that date or we decide to terminate this offering prior to that date.

Procedures for Subscribing

To purchase shares of our common stock in this offering, investors must complete and sign a subscription agreement. Investors will be required to pay for their shares of common stock by wire, ACH, credit card or certified check for the full purchase price of the shares.

Subscriptions will be effective only upon our acceptance of the subscriptions, and we reserve the right to reject any subscriptions in whole or in part. All subscription funds which are accepted will be deposited into the Company’s account. This will not be an escrow account. Subscription funds placed in the segregated account may only be released if the minimum stock sale condition is satisfied. In the event we do not sell a minimum of 5,000,000 shares of common stock and raise minimum gross proceeds of $5,000,000 by July 31, 2020 (subject to extension by us for up to an additional 60-day period), all funds received will be promptly returned to investors without interest or offset. Upon confirmation of receipt of the requested minimum subscription amount, the funds will be released from the segregated account, and the shares of common stock purchased in this offering will be delivered to the investors. Unless investors instruct us otherwise, we will deliver the shares of common stock being issued to the investors electronically.

If you decide to subscribe for shares of our common stock in this offering, you should:

(i)	Electronically receive, review, execute and deliver to us a subscription agreement (the form of which is attached to the offering statement as Exhibit 4.1); and

(ii)	Deliver funds to the bank or other financial institution account via wire transfer or ACH (pursuant to the wire transfer instructions provided to subscribers), via certified check mailed to such bank or other financial institution, or via credit card.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this offering circular.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to our account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A+, if our common stock will not trade on a national securities exchange, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). If our common stock will not trade on a national securities exchange, a non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

How to Calculate Net Worth. For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares.

In order to purchase shares of our common stock and prior to the acceptance of any funds from an investor, an investor will be required to represent, to our satisfaction, that the investor is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

Technology fees are expected to be paid to a third party for the use of its software platform for the purpose of processing credit card subscriptions from investors. Such firm will be compensated by us based on a nominal fixed upfront and per investor fee.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this offering circular. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors,” “Cautionary Statement regarding Forward-Looking Statements” and elsewhere in this offering circular.

Overview

We are a holding company which, through our wholly-owned subsidiaries, is engaged in the cannabis industry in the State of Nevada. Since obtaining Nevada wholesale cannabis licenses for the cultivation and production of medical cannabis in 2014 and recreational cannabis in 2016, Qualcan, LLC, our wholly-owned operating subsidiary (“Qualcan”), has constructed and has recently begun operating a highly efficient, state-of-the-art 24,000 square foot cannabis cultivation and production facility with the capacity to produce as much as 600 pounds of sellable cannabis per month utilizing the latest concepts in agronomic farming practices and sustainable technologies. Qualcan’s facility adheres to best practices in quality control standards and regulatory compliance that are believed to be as good as or better than those used throughout the cannabis industry. Qualcan currently wholesales its products, which include cannabis flowers, edibles and concentrates, under the trademark “Qualcan” to state-licensed dispensaries utilizing METRC, a state-mandated tracking system. We have recently entered into asset purchase agreements to add a future retail component to our growing operations in Las Vegas and Reno, Nevada.

Looking ahead, we have prepared a strategic plan to extend our Nevada footprint by becoming a vertically-integrated company providing medical and recreational cannabis cultivation and production, and retail dispensary operations for high quality marijuana and marijuana consumer products. We also intend to expand our wholesale operations to capture expected retail demand for our cultivation and production activities, including from our own retail locations that we plan to build (and license) or acquire. A key element of our strategic plan is to make acquisitions of or investments in complementary businesses, products and technologies in the cannabis industry utilizing the proceeds of this offering.

Revenue Model

Currently, we sell our cannabis and cannabis-related products, which include flowers, edibles and concentrates, to state licensed dispensaries, and recognize revenues at the time of delivery.

Matters that May or Are Currently Affecting Our Business

The primary challenges and trends that could affect or are affecting our financial results include:

●	Our ability to identify, contract with, install equipment and operate a large number of growing fields;

●	Our ability to complete the acquisition of two dispensaries in Las Vegas and Reno, Nevada, and to integrate them into our existing operations;

●	Our need to hire additional employees in order to operate a number of retail locations we intend to open;

●	Our ability to obtain additional financing for the projected costs associated with the acquisition, management and distribution of new cannabis-related products, and the personnel involved, if and when needed;

●	Our ability to attract competent, skilled technical and sales personnel for our operations at acceptable prices to manage our overhead; and

●	Our ability to control our operating expenses as we expand our organization and product offerings.

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Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We believe that, of the significant accounting policies discussed in Note 1 of Notes to the Consolidated Financial Statements, the following accounting policies require our most difficult, subjective or complex judgments in the preparation of our consolidated financial statements.

Cash and Cash Equivalents. For the purpose of the statement of cash flows, the Company considers all highly liquid investments available for current use with original maturity of three months or less to be cash equivalents.

Accounts Receivable. Accounts receivable are recorded at the amount the Company expects to collect on outstanding balances. Management closely monitors outstanding balances and determines whether certain accounts should be written off during the year. As of December 31, 2018 and 2017, and June 30, 2019, no allowance for doubtful accounts was deemed necessary.

Inventory. The Company’s raw, semi-finished, and finished inventory is valued at the lower of cost (first in, first out) or market value.

Property and Equipment. Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. The Company has a capitalization policy of $5,000. Expenditures for routine maintenance and repairs on property and equipment are charged to expense.

Income Taxes. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future income. A valuation allowance is recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized. Due to the business being considered illegal by the federal government, the Company has opted to take a conservative approach with respect to deferred tax assets related primarily to its net operating losses and has set a valuation allowance equal to those losses. Therefore, no deferred tax assets or tax benefit are presented in these consolidated financial statements. If it is probable that an uncertain tax position will result in a material liability and the amount of the liability can be estimated, then the estimated liability is accrued. If the Company were to incur any income tax liability in the future, interest on any income tax liability would be reported as interest expense, and penalties on any income tax would be reported as income taxes. As of December 31, 2018 and June 30, 2019, there were no uncertain tax positions. The Company is no longer subject to potential income tax examinations by tax authorities in in accordance with the federal statute of limitations.

Advertising. The Company expenses all advertising costs as incurred. Advertising expense for the years ended December 31, 2018 and 2017, and for the period ended June 30, 2019, were $87,811, $29,178 and $3,688 respectively.

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Results of Operations

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018

Revenue for the six months ended June 30, 2019 was $2,072,485, with $339,492 in gross profit, and 16.4% gross margin. Average quarterly revenue was $1,036,242 over the two first quarters of 2019, compared to average quarterly revenue of $944,803 over the four quarters of 2018, an increase of $92,159, or 9.7%.

These numbers reflect our recent efforts to ramp up administrative operations in anticipation of opening our two proposed dispensary outlets. In addition to focusing on various preparations for adding the retail channel to our management structure, we have also been allocating a percentage of our production capacity to a holding vault to be utilized in stocking our new dispensary outlets once live. This has had an effect on sales as we’ve managed to increase our quarterly pace nominally, with revenue holding constant for the most part. This improvement was a direct result of an increase in the popularity of our flower and edible brands, having been fueled by a growth in our client base from less than 15 dispensaries in the first quarter of 2018, to as many as 29 in the first quarter of 2019. This revenue growth was made possible through increases in flower yield per plant, which trickles down as a cost benefit to the production level by providing our extraction team with additional in-house source material.

In addition to the focus on improving wholesale market presence, we were also able to marginally increase our gross margin from 14.7% in 2018 to 16% in 2019, increase our revenues by 56.49% from the first six months of 2018 to the first six months of 2019, with only a nominal increase to our direct costs of 27%. These metrics imply an improvement to overall efficiency of production, thus rendering a 269.13% increase to gross profit and 132.8% increase to gross margin from the first six months of 2018 to the first six months of 2019. Moving forward, we will continue to employ several mechanisms designed to sustain our aggressive trend in the increase of overall efficiency and improved margins, including (i) a more economically-compelling cultivation program (increasing our yield per plant/square foot), (ii) automation of some aspects of the production chain and supply chain optimization, (iii) economies of scale and (iv) the acquisition of our dispensary outlets which will implicitly increase wholesale revenues while also reducing our cost of labor.

Operating expenses for the six months ended June 30, 2019 were $1,258,835, and include depreciation expense of equipment and the offset of a $91,000 loan and settlement with Desert Air Wellness, which together equate to $250,944, or 20% of operating expenses for the six months ended June 30, 2019 (a one-time expense). Given the expenses observed within the first six months of 2019, we anticipate closing out 2019 marginally higher than 2018. An increase in expenses overall in 2019 is anticipated due to the costs associated with hiring for retail admin/operations, holding inventory in exchange for the forfeiture of sales, and increasing administrative functions in preparation for the opening of our dispensary outlets.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

2017 was an atypical year for the cannabis industry in Nevada, in that on July 1 recreational marijuana became legal in Nevada while during the first two quarters only medical marijuana was legal. Medical marijuana wholesale prices saw an all-time low for the first two quarters of 2017 with every company being aware of the potential price increase and spike that would go into effect as soon as recreational market would kick in. Recreational marijuana in Nevada was an extremely appealing opportunity with Las Vegas being a tourism based economy seeing over 40 million visitors annually. Qualcan management put into place a corporate initiative to utilize the stagnancy of the medical market as an opportunity to hold off on releasing our products until we were adequately prepared in terms of product quality, training, equipment, and manufacturing process. Our goal was to enter the market July 1 with the launch of recreational cannabis in Nevada, and our balance sheet is indicative of these efforts.

Revenue for the year ended December 31, 2017 was $821,300, with $84,306 in gross profit and a 10% gross margin. Revenue increased $2,957,914, or 360%, from the year ended December 31, 2017 to the year ended December 31, 2018, closing out 2018 with $3,779,214 in revenue and $426,222 in gross profit. This $295,7914 increase in revenue from 2017 to 2018 is indicative of efforts in the first and second quarters of 2017 to focus on optimization and hold off the launch of our brands until recreational marijuana became legal, such that 93% of revenue for 2017 was generated in the third and fourth quarters upon the implementation of recreational, resulting in less revenue for the year overall.

Operating expenses for the year ended December 31, 2018 were $1,543,472, compared to $1,211,451 for the year ended December 31, 2017, an increase of $332,021, or 27.4% year over year. The optimization of company operations, product quality, branding, and manufacture process was our primary focus in 2017. As a result of these initiatives, operating expenses/indirect costs came out to 147.5% of revenue for the year ended December 31, 2017, compared to 41% for the year ended December 31, 2018.

Many of the costs that experienced an increase from 2017 to 2018 were allocated toward essential items such as marketing/advertising, utilities, lab testing, and taxes/licenses, all of which scale variably with production volume. Approximately 27% of the operating costs for 2018 were in categories expected to scale alongside production capacity, such as marketing/advertising (which increased from $29,178 in 2017 to $87,811 in 2018), or utilities (electricity usage will increase per square foot of canopy space) (which grew from $124,496 in 2017 to $240,838 in 2018). These increases in overall revenue and production capacity were made possible by our “Stage 2” expansion of our cultivation and production facility. This expansion equated to nearly a doubling of usable square footage within these facilities, and provided the necessary foundation for achieving the growth we have experienced so far. Realization of Stage 2 helps justify the high percentage of operating cost versus revenue, and we were able to realize a substantial return on this investment in 2018 and 2019.

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Liquidity and Capital Resources

As of December 31, 2018, we had cash and cash equivalents of $17,115, compared to $623,402 as of December 31, 2017, a decrease of $606,287, or 97.3%. As of June 30, 2019, we had cash and cash equivalents of $1,001,671. Management anticipates that going forward, we will be able to generate sufficient cash flows from our operating activities to meet our short-term capital requirements and thereafter to raise capital in the proposed Canadian Public Offering to support general working capital needs, certain capital expenditures or potential acquisitions.

Net cash used in operating activities was $728,517 for the year ended December 31, 2018, compared to $2,134,986 for the year ended December 31, 2017, a decrease of $1,406,469, or 66%. Net cash used in operating activities was $424,549 for the six months ended June 30, 2019.

Net cash used in investing activities was $408,418 for the year ended December 31, 2018, compared to $628,707 for the year ended December 31, 2017, a decrease of $220,289, or 35.1%. Net cash used in investing activities was $0 for the six months ended June 30, 2019. In 2017 and 2018, this primarily consisted of purchases of property and equipment.

Net cash provided by financing activities was $530,648 for the year ended December 31, 2018, compared to $3,348,799 for the year ended December 31, 2017, a decrease of $2,818,151, or 84.2%. Net cash provided by financing activities was $1,409,105 for the six months ended June 30, 2019. In 2017, this primarily consisted of capital contributions, as well as proceeds from debt borrowings. In 2019, this primarily consisted of proceeds from debt borrowings.

Recent Securities Offerings

In July 2019, we completed an initial private placement (the “First 2019 Private Placement”) of approximately $1,800,000 in aggregate principal amount of 8% convertible debentures. The principal amount under the debentures is convertible into shares of our common stock at any time at the option of the holder, provided, that, if on or before the maturity date (12 months after the date of issuance), the Canadian Public Offering is consummated, 100% of the outstanding principal amount of the debentures will be automatically converted into common stock of the public successor company. The conversion price of the debentures is C$0.30 ($0.23) per share, which would result in the issuance upon conversion of 7,000,000 shares of our common stock. The debentures bear interest at an annual cumulative rate of 8.0%, due and payable in cash on the maturity date. In the event of any liquidation, dissolution or winding up of our company, either voluntary or involuntary, the holders of the debentures (together with the holders of the debentures issued in the Second 2019 Private Placement (as defined below)) will receive, in preference to any distribution of any of our assets to the holders of any of our other debt securities or credit facilities, an amount equal to the unpaid and unconverted principal amount of their debentures and any accrued and unpaid interest on the debentures. The debentures are unsecured, general obligations of our company. The debentures are not redeemable by us or subject to voluntary prepayment prior to maturity. The conversion of the debentures is contingent upon receipt of approval for the conversion of the Nevada Department of Taxation and such other Nevada governmental authorities that regulate the cannabis industry in Nevada and its cities, counties and townships.

In July 2019, following the closing of the First 2019 Private Placement, we also commenced a subsequent private placement (the “Second 2019 Private Placement” and, together with the First 2019 Private Placement, the “2019 Private Placements”) of up to $22,500,000 in aggregate principal amount of 8% convertible debentures with substantially identical terms as the debentures sold in the First 2019 Private Placement, except that the conversion price of the debentures offered in the Second 2019 Private Placement is set at C$0.80 ($0.60) per share, which would result in the issuance upon conversion of 37,500,000 shares of our common stock, rather than C$0.30 ($0.23) per share in the First 2019 Private Placement. We sold approximately $6,000,000 in aggregate principal amount of 8% convertible debentures in the Second 2019 Private Placement, effective August 31, 2019, which would result in issuance upon conversion of 9,500,000 shares of common stock. Skanderbeg Capital Advisors acted as the placement agent in the First 2019 Private Placement, but did not receive any cash or equity-based commissions in that financing, and acted as the placement agent in the Second 2019 Private Placement, and received cash and equity-based commissions on the gross proceeds raised in such financing.

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Long-term Debt

As of June 30, 2019, our long-term debt consisted of the following:

June 30, 2019

Note payable to a business (1)	$300,000

Note payable to a business (2)	600,000

Note payable to an individual (3)	100,000

Notes payable to various individuals (4)	641,758

Note payable to a business (5)	517,347

Note payable to a business (6)	250,000

Total long-term debt	2,409,105
Less: current maturities	(2,159,105)
$250,000

(1)	This note is in dispute, as terms of contract were not followed by lender, and is being presented as due on demand and bearing no interest until a future settlement is reached.

(2)	This note is in dispute, as terms of contract were not followed by lender, and is being presented as due on demand and bearing no interest until a future settlement is reached.

(3)	This note is due on demand and bears no interest, with an option to convert the debt into 27 shares of common stock.

(4)	These notes are convertible to stock if the Company goes public within 12 months of their issuance, in May 2020. If the Company does not go public within 12 months of their issuance, the notes become payable in full, with 8% interest, in May 2020.

(5)	This note is due on demand and bears no interest, and will be abated in full should there be a successful merger between the Company and this business.

(6)	This note bears interest at a rate of 12% per annum, and is due in one installment, in May 2021.

Our long-term debt at June 30, 2019 matures as follows:

2020	2,159,105
2021	250,000
$2,409,105

See “Certain Relationships and Related Party Transactions” for a description of our affiliate loans totalling $3,169,113 as of June 30, 2019.

Pending Acquisitions

In May 2019, through Picksy LLC, our wholly-owned subsidiary, we entered into an Asset Purchase Agreement with MediFarm LLC to acquire 100% of the assets of MediFarm’s cannabis dispensary located at 1130 East Desert Inn Road, Las Vegas, Nevada, including its recreational and medical retail dispensary licenses issued by the State of Nevada. The purchase price to be paid for such assets is $10.0 million. The payments will consist of $7.2 million in cash payments and $2.8 million in the form of a 12-month promissory note bearing 5% interest and secured by the acquired assets.

In August 2019, through Picksy Reno, LLC, another wholly-owned subsidiary of our company, we entered into an Asset Purchase Agreement with MediFarm I LLC to acquire 100% of the assets of MediFarm I’s cannabis dispensary located at 1085 S. Virginia Street, Reno, Nevada, including its recreational and medical retail dispensary licenses issued by the State of Nevada. The purchase price to be paid for such assets is $13.5 million. The payments will consist of $9.3 million in cash and $4.2 million in a 12-month promissory note bearing 5% interest.

The closing of each transaction is subject to various closing conditions including receipt of all necessary state, county and city licensing transfer approvals. In October 2019, Nevada State regulators issued a temporary moratorium on approving license transfers, including those being transferred pursuant to the Asset Purchase Agreements. While we expect a resolution to the moratorium, we cannot predict when that will occur. We require an additional $1.8 million in order to close the Las Vegas dispensary acquisition, which we are planning to finance through loans or other investments from our officers and directors. We anticipate using a portion of the net proceeds from this offering to satisfy the purchase obligations set forth in the Reno Asset Purchase Agreement. If the net proceeds from this offering are less than approximately $10 million, we will need to seek additional financing in order to close the Reno dispensary acquisition.

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Commitments and Contingencies

In October 2017, we entered into a consultation agreement with Western Desert Holdings, LLC, a former stockholder. Under the terms of this agreement, we incurred consulting expenses of $180,000 and $210,000 for the years ended December 31, 2018 and 2017, respectively. Future consulting expenses to be incurred in accordance with this agreement are $270,000, $360,000 and $60,000 for the years ending December 31, 2019, 2020 and 2021, respectively.

Note Receivable

As of December 31, 2018 and 2017, we were carrying an outstanding loan balance made to Desert Aire Wellness, LLC in the amount of $91,500. In June 2019, we reached an agreement with Desert Aire Wellness in which the loan balance will be extinguished and replaced with a purchase and supply agreement. Under the terms of this agreement, Desert Aire Wellness will purchase $1,600,000 in goods from us provided we make available a monthly maximum of $65,000 in goods. Desert Aire Wellness will purchase a minimum of $35,000 in goods per month and a maximum of $65,000 in goods per month, but must purchase $1,600,000 within 36 months from June 2019. If the Desert Aire Wellness does not purchase the full $1,600,000 worth of goods, cash must be paid to us for the difference.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Seasonality

Our revenues and results of operations have fluctuated in the past, and will likely continue to fluctuate, on a quarterly basis. Such fluctuations are the result of a seasonal pattern that reflects variations in customer theater attendance. Our audience attendance is generally greatest during the summer months and slowest in the winter.

Impact of Inflation

We believe that inflation has not had a material impact on our results of operations for the years ended December 31, 2018 and 2017. We cannot assure you that future inflation will not have an adverse impact on our operating results and financial condition.

Controls and Procedures

In connection with the audits of our financial statements for the years ended December 31, 2018 and 2017, our independent public accounting firm identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to the absence of internal accounting personnel with the ability to properly account for complex transactions and a lack of separation of duties between accounting and other functions.

We hired a consulting firm to advise us on technical issues related to U.S. generally accepted accounting principles as related to the maintenance of our accounting books and records and the preparation of our financial statements. Although we are aware of the risks associated with not having dedicated accounting personnel, we are also at an early stage in the development of our business. We anticipate expanding our accounting functions with dedicated staff and improving our internal accounting procedures and separation of duties when we can absorb the costs of such expansion and improvement with additional capital resources. In the meantime, management will continue to observe and assess our internal accounting function and make necessary improvements whenever they may be required.

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Ongoing Reporting Requirements

Regulation A+ provides that a filer can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same adoption period for new or revised accounting standards as public companies.

We have elected not to become a public reporting company under the Exchange Act. We will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A+ for Tier 2 issuers. The ongoing reporting requirements under Regulation A+ are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

Quantitative and Qualitative Disclosures about Market Risk

We conduct our operations in the United States dollar. We are not exposed to foreign exchange rate fluctuations.

We currently have no material exposure to interest rate risk. In the future, we intend to invest our excess cash primarily in money market funds, debt instruments of the United States government and its agencies and in high quality corporate bonds and commercial paper. Due to the short-term nature of these investments, we do not believe that there will be material exposure to interest rate risk arising from our investments.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On November 22, 2019, Ellsworth & Stout, LLC (the “Former Auditor”) was dismissed as our independent accounting firm. Our board of directors (not yet having an audit committee) approved the dismissal of the Former Auditor on November 22, 2019, because the Former Auditor may not be independent as a result of a subsequently issued compilation report issued by such firm with respect to our interim financial statements.

The Former Auditor’s audit report on our consolidated financial statements for fiscal years 2018 and 2017 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except for a disclaimer of opinion in their audit report with respect to matters involving the taking of physical inventories at December 31, 2018 and 2017 and counting cash on hand at December 31, 2017, and qualification as to our ability to continue as a going concern.

During the fiscal years ended December 31, 2018 and 2017, and through the subsequent interim period on or prior to dismissal, (a) there were no “disagreements” (within the meaning of Item 304(a)(1)(iv) of Regulation S-K) between us and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditor, would have caused the Former Auditor to make reference to the subject matter of the disagreement in their reports on the financial statements for such years; and (b) there were no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

We provided the Former Auditor with a copy of the disclosures that it is making in this offering statement on Form 1-A prior to the time this offering statement was publicly filed with the SEC. We have requested that the Former Auditor furnish a letter addressed to the SEC stating whether or not it agrees with the statements made herein, a copy of which will be filed as an exhibit by amendment hereto.

Effective November 25, 2019, our board of directors appointed K.K. Mehta CPA Associates PLLC (“K.K. Mehta”) as our new independent accounting firm. During the fiscal years ended December 31, 2018 and 2017, and the subsequent interim period through June 30, 2019, neither we nor anyone acting on our behalf has consulted with K.K. Mehta with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that K.K. Mehta concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was either the subject of a “disagreement” or “reportable event” within the meaning of Item 304(a)(1) of Regulation S-K.

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OUR BUSINESS

Overview of our Business

We are a holding company which, through our wholly-owned subsidiaries, is engaged in the cannabis industry in the State of Nevada. Since obtaining Nevada wholesale cannabis licenses for the cultivation and production of medical cannabis in 2014 and recreational cannabis in 2016, Qualcan, LLC, our wholly-owned operating subsidiary (“Qualcan”), has constructed and has recently begun operating a highly efficient, state-of-the-art 24,000 square foot cannabis cultivation and production facility with the capacity to produce as much as 600 pounds of sellable cannabis per month utilizing the latest concepts in agronomic technology and sustainable technologies. Qualcan’s facility adheres to best practices in quality control standards and regulatory compliance that are believed to be as good as or better than those used throughout the cannabis industry. Qualcan currently wholesales its products, which include cannabis flowers, edibles and concentrates, under the trademark “Qualcan” to state-licensed dispensaries utilizing METRC, a state-mandated tracking system. We have recently entered into asset purchase agreements to add a future retail component to our growing operations in Las Vegas and Reno, Nevada.

Looking ahead, we have prepared a strategic plan to extend our Nevada footprint by becoming a vertically-integrated company providing medical and recreational cannabis cultivation and production, and retail dispensary operations for high quality marijuana and marijuana consumer products. We also intend to expand our wholesale operations to capture expected retail demand for our cultivation and production activities, including from our own retail locations that we plan to build (and license) or acquire. A key element of our strategic plan is to make acquisitions of or investments in complementary businesses, products and technologies in the cannabis industry utilizing the proceeds of this offering.

Our Operations and Strategic Plan

The sale and use of cannabis for medical purposes has been legal in the State of Nevada since 2014 and for recreational purposes since 2016 (though federal law in the United States continues to prohibit the use of cannabis). Qualcan has dedicated the years since legalization to honing its growing techniques and product selection, sourcing top-tier cannabis industry management and establishing a highly sophisticated and experienced Board of Directors. The time invested in building this organization has created a strong foundation for pursuing an aggressive growth and expansion strategy via acquisitions and using our proven growth, sales and marketing formulas. We believe these formulas are responsible for rapidly building Qualcan into one of the top brands in Las Vegas. As noted above, Qualcan has recently acquired four dispensary licenses – two medical and two recreational, establishing itself as a vertically integrated cannabis organization, resulting in enhanced economies of scale and competitive positioning. Qualcan currently operates a highly efficient, state-of-the-art 24,000 square foot cultivation and production facility with the capacity to produce as much as 600 pounds of sellable cannabis per month.

These facilities were established utilizing the latest concepts in agronomic and sustainable technologies ensuring that patients and consumers are provided with a clean product for which lab results exceed established Nevada regulatory department guidelines. The State of Nevada requires certain cutoff thresholds with regard to any impurities found within lab results, however we take it upon ourselves to establish even more aggressive cutoffs to ensure our products are known as a safe choice for consumers. We hold ourselves accountable for testing our products with laboratories known for their core sense of ethics and ability to provide accurate results. Another benefit provided by these outside laboratories is the ability for us to continue growing strains known to produce a high average tetrahydrocannabinol (“THC”), cannabidiol (“CBD”), and terpene concentration, which we believe translates into a more attractive product for the consumer and ultimately a cost benefit for us. We employ a process of “milestone testing” in which we test our products at various stages in production and analyze this data to determine which products will prove to be the most robust, allowing us to optimize our garden and production techniques.

Having presently established its capacity in mass producing clean wholesale cannabis products, our infrastructure has been created for facilitating multiple large-scale retail operations. Qualcan will remain relevant in terms of industry best practice and market trends with our primary focus being maximization of retail market share using the cost benefits provided by using our internal brands to support the retail supply chain. In addition to exploiting the benefits of vertical integration, Qualcan will continue producing the brands that consumers have remained loyal to and ensure these products are offered in dispensaries all around Nevada. We operate with an adaptive mentality and consider our ability to rapidly adjust daily operations and the utilization of forecasting a competitive advantage. By ensuring rapid acclimation to market conditions, Qualcan also utilizes “time to market” as a competitive tool and cost control mechanism. The constant assessment of market conditions and trends has allowed us to anticipate and execute new products with minimal turnaround. This process is valued as an essential competitive advantage in an industry known to be fast paced and constantly evolving.

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Our strategic plan contemplates achieving operational autonomy and target growth expectations via aggressive growth and market saturation. Nevada is home to the most desired cannabis market in the United States, where Qualcan aims to become among the most well-known brands. This will require proportional scaling of our cultivation and production facilities to accommodate increases in demand from the rapid expansion of our retail channel market share. Qualcan will protect its position within the marketplace using acquisitions of complementary businesses, technologies and products, ensuring diversification of Qualcan and its owned brands, while further cultivating a sense of self sustenance. Qualcan will hold itself accountable to a set of established business principles that encourage specific operational development. The four most important principles are:

●	controlling costs via supply chain optimization, frequent assessment of manufacturing processes and the application of our unique perspective on retail facility management and inventory optimization,

●	continued acquisition of retail licenses necessary to increase market share and establish a visible presence of branding,

●	facilitation of access to quality cannabis products to as many patients and consumers as possible, and

●	careful analysis of all industry variables by our team of industry experts to mathematically dictate our highest return on investment as it pertains to any significant business decision.

Our Cannabis Products and Brands

Qualcan is positioning itself to become a known provider of reliable cannabis and cannabis products manufactured in accordance with exacting precision and high-quality standards. Products and branding are carefully determined through a process of market analysis, ensuring that every detail is catered to what consumers are buying. Marketing and branding experts have crafted a campaign for each product with appeal to the broadest consumer demographic. Each channel of business has been designed to be fully scalable as Qualcan expands and challenges new markets. A summary of Qualcan brands can be found in the next section and includes products in active production.

Qualcan Cultivation

Our Qualcan Cultivation brand offers a variety of unique genetics chosen through a process of “pheno-hunting,” in which the cultivation expert determines the ideal traits in genetics to be grown. Our master grower will dictate which strains are the most accommodating to consumer expectations, which in the Nevada market primarily concern strains’ THC percentage, terpene profile/concentration and aesthetics. The grow process is considered a core competitive advantage for Qualcan and all standard operating procedures related to cultivation are kept strictly confidential. Cosmic Cannabis is our newest brand scheduled to hit shelves with the launch of our retail channel. This brand will utilize our highest quality strains to provide consumers with a “top-shelf” experience in terms of product quality and aesthetic. We expect to achieve higher than usual margins with this product because it will launch during a time in which we expect wholesale prices to be on the rise due to an increase in demand. In addition to developing and branding our own strains such as the Cosmic line, we have been engaged from time to time to provide branding consulting services for third party cannabis products by outside parties, such as the rock band 311.

In addition to the standard cannabis flower, we offer pre-rolls and small bud batches (known as popcorn). Qualcan also services the lower end of the market and protects the prestige of our primary brand by white labeling lower testing flower and the smaller buds that would be more difficult to sell. Every month the cultivation team produces approximately 600 pounds of cannabis. With every harvest, a certain amount of trim, waste, stems and other useable waste is created. This product can be used to either create a supplemental stream of revenue by wholesaling for production, or it can be used as input material for oil at our own production facility, lowering our costs. Expansion efforts for the cultivation facility will be dictated by demand created from the addition of our retail dispensary locations. However, based on the growth trends of our external wholesale channel, expansion efforts are expected to take place following the initial phase of retail expansion.

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Qualcan Production

Our Qualcan Production brands offer a diverse line of edibles and concentrates, with research and product development underway for new products that will appeal to the average consumer. Qualcan’s edibles offerings are considered a favorite within the industry and include gummies, brownie bites, cookies, carmels, peanut brittle and chocolate chip bars. In terms of concentrates, Qualcan is known for providing vape pens bearing exceptional functionality offered in various popular strains with a unique blend of terpene and flavor profiles. Qualcan concentrates and oils can be purchased in either a disposable format or as a cartridge conveniently compatible with most standard vape pen batteries. With the standard Qualcan brand currently serving the middle market, our new brand “Lush” is scheduled to hit shelves with the launch of our retail channel and will offer consumers high-end cannabis vape products. Lush is anticipated to become a line of various strains, flavors and hardware types, all designed to provide a smooth and luxurious experience.

Edibles Success in Nevada

To date, the success of our production facility can be largely attributed to the quality of our edible line. The Las Vegas market lacks a significant offering of homogeneously dosed edibles, which has created supply issues for consumers that commonly micro-dose and medicate with edible products. When micro-dosing or using cannabis edibles for medicinal purposes, it is extremely important that the product has been precisely dosed with an even distribution of THC and CBD throughout. We believe that Qualcan is best known for its precise dosing homogenization of each edible. In our constant efforts to ensure the accuracy in dosing each unit, we employ a specific cadence in testing at multiple stages within the process of producing our edibles. This guarantees that the starting dose remains consistent throughout processing and remains unaffected by any other changes we make throughout production, allowing for precise dosing and accurate homogenization. In order to guarantee homogeneity and even dosage from serving to serving within each product, we utilize homogeneity testing provided by outside laboratories. In addition to dosing consistency, we are also known for using unique recipes developed by our team of master chefs which are designed to tastefully mask any residual bitterness or cannabis aftertaste. Qualcan has acquired experience from the local restaurant industry (another industry known for its high quality in Las Vegas), and built a team of chefs and cannabis experts capable of producing the high quality edibles.

Unapproved CBD products, including unapproved drugs, cosmetics, foods and products marketed as dietary supplements:

● have not been subject to FDA evaluation regarding whether they are effective to treat a particular disease or have other effects that may be claimed, and

● have not been evaluated by the FDA to determine what the proper dosage is, how they could interact with other drugs or foods, or whether they have dangerous side effects or other safety concerns.

Our Proposed Expansion of a Retail Channel and Dispensaries

We have recently entered into agreements to acquire two dispensaries in Las Vegas and Reno, Nevada, together with medical and recreational licenses. Upon our appraisal of these facilities, it was determined that further optimization would provide substantial return on investment. These acquisitions will serve as the vehicle necessary for bringing the Qualcan brand to market and will function as the foundation on which our future operations will be based, furthering our long-term business plan of creating a vertically-integrated company capable of cultivation, production and retail sales of cannabis products.

Asset Acquisitions of Two Dispensaries

In May 2019, through Picksy LLC, our wholly-owned subsidiary, we entered into an Asset Purchase Agreement with MediFarm LLC to acquire 100% of the assets of MediFarm’s cannabis dispensary located at 1130 East Desert Inn Road, Las Vegas, Nevada, including its recreational and medical retail dispensary licenses issued by the State of Nevada. The purchase price to be paid for such assets is $10.0 million. The payments will consist of $7.2 million in cash payments and $2.8 million in the form of a 12-month promissory note bearing 5% interest and secured by the acquired assets. The East Desert Inn dispensary is located off the Las Vegas Strip near the Las Vegas Convention Center and Decatur Boulevard. The 5,220 square foot facility was initially opened by MediFarm in October 2016 to sell premium medical cannabis, flowers, shatters, waxes and oils, among other high-quality cannabis products, from a range of reputable providers of superior grade medical cannabis. With the legalization of recreational cannabis in Nevada, the dispensary expanded into both medical and recreational retail adult sales. For the years ended December 31, 2018 and December 31, 2017, its revenues were $3,165,074 and $2,139,793, respectively, and its net losses were $556,267 and $859,164, respectively, from the Las Vegas dispensary. For the six months ended June 30, 2019, MediFarm’s revenues and net loss were $1,881,970 and $5,525, respectively, from the Las Vegas dispensary.

In August 2019, through Picksy Reno, LLC, another wholly-owned subsidiary of our company, we entered into an Asset Purchase Agreement with MediFarm I LLC to acquire 100% of the assets of MediFarm I’s cannabis dispensary located at 1085 S. Virginia Street, Reno, Nevada, including its recreational and medical retail dispensary licenses issued by the State of Nevada. The purchase price to be paid for such assets is $13.5 million. The payments will consist of $9.3 million in cash and $4.2 million in a 12-month promissory note bearing 5% interest. The Reno dispensary has been operational since January 2017 and provides cannabis products to the local medical and recreational adult-use markets. For the years ended December 31, 2018 and December 31, 2017, its revenues were $7,901,026 and $5,747,273, respectively, and its net income was $878,245 and $271,306, respectively, from the Reno dispensary. For the six months ended June 30, 2019, MediFarm I’s revenues and net income were $3,687,129 and $950,284, respectively, from the Reno dispensary.

The closing of each transaction is subject to various closing conditions including receipt of all necessary state, county and city licensing transfer approvals. In October 2019, Nevada State regulators issued a temporary moratorium on approving license transfers, including those being transferred pursuant to the Asset Purchase Agreements. While we expect a resolution to the moratorium, we cannot predict when that will occur. We require an additional $1.8 million in order to close the Las Vegas dispensary acquisition, which we are planning to finance through loans or other investments from our officers and directors. We anticipate using a portion of the net proceeds from this offering to satisfy the purchase obligations set forth in the Reno Asset Purchase Agreement. If the net proceeds from this offering are less than approximately $10 million, we will need to seek additional financing in order to close the Reno dispensary acquisition.

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The Nevada Cannabis Industry

The Nevada cannabis industry is known for its comprehensive and exacting system of regulatory compliance and high standards of excellence for the governance of cannabis license holders. Currently, the acting regulatory authority is held by the Nevada Department of Taxation, or DoT. The DoT establishes and maintains strict enforcement of legal cannabis-related activities through the issuance of various regulations, known as the Adopted Regulation of the Department of Taxation, LCB File No. R092-17. These regulations provide an industry specific elaboration of the local NRS and NAC codes regarding the operation of a licensed cannabis organization. These regulations ensure that license holders operate their facilities with the highest degree of moral and ethical integrity, health and safety. The DoT is known for being highly active in their roles through the execution of frequent on-site inspections and their efforts in being available to industry workers as a resource of information and guidance. The Nevada cannabis industry may be heavily regulated; however, these high expectations have set an example for other new and developing markets in terms of best practices and product quality.

High expectations for product integrity and quality and a complicated regulatory environment can create significant barriers to entry for new companies to the market. The Nevada cannabis industry requires seasoned compliance professionals who are accustomed to fast-paced regulatory changes. This creates potential risk for companies with inadequate attention to compliance administration and can easily become the catalyst to failure. Qualcan considers compliance a priority and has committed to the careful management of all related duties. The ability of our compliance team can be considered a competitive advantage by the positive effects it has on operations, organizational image and perception, and the quality of our cannabis and cannabis products.

Pricing of cannabis and cannabis products with the current market conditions has seen a consistent downtrend during the last three determinations of wholesale FMV by the DoT, having gone from $2,799 per pound to $2,303 per pound, down to $2,300 per pound within the last year. Analysts have determined that the initial trend downward and minimal change since then is likely correlated with the moratorium placed on the issuance of new licensing following the December 2018 awards, and a slowing of growth in the wholesale sector. It is expected that wholesale prices will see a healthy uptrend with the resolution and issuance of new retail dispensary licenses as available inventory decreases substantially.

Competition

A challenge to consider, as the number of active retail licenses nears 70, is the density of competition and the effect it can have on the success of a new dispensary operation. The Nevada market is known as home to many organizations that control multiple retail dispensary licenses which can be an obstacle when considering their increased purchasing power, lower retail prices to consumers, vast brand recognition and, in some cases, favorable treatment by governing entities.

Protection of Proprietary Information

We regard our various processes, techniques and other intellectual property associated with the cultivation and production of cannabis and cannabis-related products as proprietary and rely primarily on a combination of trademark and trade secret laws of general applicability, employee confidentiality and invention assignment agreements, and other intellectual property protection methods to safeguard these business assets. We also rely upon our efforts to design and produce new cannabis products, and upon improvements to existing cannabis products, to maintain a competitive position in the market.

We have not applied for patents or copyrights on any of our intellectual property. We have submitted trademark applications for the names and logos of our company and subsidiaries, and for the names of certain of our products. These trademark applications are currently pending approval.

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Applicable Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we plan to develop. In the United States, the cultivation, manufacturing, distribution, sale and use of cannabis is subject to regulation at the state and local level, while the current policy and regulations of the federal government and its agencies, including the Drug Enforcement Administration (the “DEA”) and the Food and Drug Administration (the “FDA”), make cannabis illegal under federal law.

In Nevada, the Adopted Regulation of the Department of Taxation provides the general framework for the regulation of commercial medical and recreational cannabis. Nevada’s state cannabis licensing authority is the Department of Taxation. Currently, we hold and are in the process of obtaining additional cannabis licenses in Nevada that allow us to cultivate, manufacture, process, distribute wholesale, sell, and deliver cannabis products to medical and recreational cannabis users. See “Our Operations and Strategic Plan” for a description of licenses we have obtained or are in the process of obtaining.

Our Nevada licenses must be renewed every year. Each year, licensees are required to submit a renewal application per state cannabis regulatory guidelines. Provided renewal applications are submitted in a timely manner, we can expect the renewals to be granted in the ordinary course of business.

Following is an overview of laws and regulations in the United States which pertain to our company and planned operations.

Regulation of Cannabis in the United States

Unlike Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical cannabis under the Access to Cannabis for Medical Purposes Regulations (Canada) and the regulation of recreational cannabis under the Cannabis Act (Canada), investors are cautioned that in the United States, cannabis is largely regulated at the state level and remains illegal under United States federal law. To date, a total of 33 states, and the District of Columbia, have legalized cannabis in some form. The recreational use of cannabis has been legalized in the District of Columbia and 10 states, including Alaska, California, Colorado, Maine, Massachusetts, Michigan, Nevada, Oregon, Vermont and Washington.

Notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a Schedule I controlled substance under the CSA in the United States and, as such, remains illegal under United States federal law. Accordingly, the Company’s business activities, while believed to be compliant with applicable state and local laws, are currently illegal under United States federal law. Unless and until the United States Congress amends the CSA with respect to cannabis, there is a risk that federal authorities may enforce current federal law. The risk of strict enforcement of the CSA in light of congressional activity, judicial holdings, and stated federal policy remains uncertain. Since federal law criminalizing the use of cannabis may preempt state laws legalizing its use, strict enforcement of federal law regarding cannabis would harm our business, prospects, results of operation, and financial condition. There is no guarantee that the Trump administration or future administrations will maintain the low-priority enforcement of federal laws in the cannabis industry that was adopted by the Obama administration. Any change in the federal government’s policy on enforcement of the CSA implementing stricter enforcement could have a material adverse effect on our business, financial condition and results of operations and cause significant financial damage to our business and our stockholders.

Violations of any United States federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements, arising from either civil or criminal proceedings brought by either the United States federal government or private citizens, including, but not limited to, property or product seizures, disgorgement of profits, cessation of business activities or divestiture. Such fines, penalties, administrative sanctions, convictions or settlements could have a material adverse effect on us, including, but not limited to, our reputation, our ability to conduct business, our ability to obtain and/or maintain cannabis licenses, whether directly or indirectly, in the United States, the listing of our securities on various stock exchanges, our financial position, operating results, profitability or liquidity, and the eventual market price of our shares.

State and local cannabis laws and regulations in the United States are complex, broad in scope, and subject to evolving interpretations and changes. Compliance with such laws and regulations could require us to incur substantial costs or alter certain aspects of our business. A compliance program is essential to manage regulatory risk. All operating policies and procedures implemented in the operation will be compliance-based and derived from the state regulatory structure governing ancillary cannabis businesses and their relationships to state-licensed or permitted cannabis operators, if any. Notwithstanding our efforts, regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming, and no assurance can be given that we will receive the requisite licenses to operate our planned businesses.

Violations of applicable state and local cannabis laws and regulations, or allegations of such violations, could disrupt certain aspects of our business plan and result in a material adverse effect on certain aspects of our planned operations. Additional regulations may be enacted in the future that will be directly applicable to certain aspects of our cultivation, production and dispensary businesses, and our ability to sell cannabis. We cannot predict the nature of any future laws, regulations, interpretations or applications, especially in the United States, nor can it be determined what effect additional governmental regulations or administrative policies and procedures, if and when promulgated, could have on our business.

We will be required to obtain and maintain certain licenses and approvals in the jurisdictions where our operations are based and where our products are sold. There can be no assurance that we will be able to obtain or maintain the necessary licenses or approvals to operate our planned medical and recreational cannabis businesses. Failure to comply with or to obtain the necessary licenses and approvals, or any material delay in obtaining these items, is likely to delay and/or inhibit our ability to conduct our business.

While our management believes that legalization trends are favorable and create a compelling business opportunity for early movers, there is no assurance that those trends will continue and be realized, that existing limited markets will continue to be available, or that any new markets for cannabis will emerge. Our business plan is based on the premise that cannabis legalization will continue to expand, that consumer demand for cannabis will continue to exceed supply for the foreseeable future, and that consumer demand for cannabis for medical and recreational use will grow as legalization expands. If cannabis legalization is scaled back or reversed at the state level, or if the United States federal government increases regulation and prosecution of cannabis-related activities, it could have a material adverse effect on our business, financial condition and results of operations.

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FDA Approval Process for Pharmaceutical Drugs in the United States

Because cannabis is federally illegal to produce and sell in the United States, and because it currently has no federally recognized medical uses, the FDA has historically deferred enforcement related to cannabis to the DEA; however, the FDA has enforced the FDCA (as defined below) with regard to hemp-derived products, especially CBD, sold outside of state-regulated cannabis businesses. If cannabis were to be rescheduled to a federally controlled, yet legal, substance, the FDA would likely play a more active regulatory role with respect to cannabis and cannabis products. In the event that cannabis or any other cannabis products that we develop becomes subject to FDA regulation, our future products may become subject to FDA approval processes for drugs marketed in the United States.

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act of 1938 (the “FDCA”) and implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. Biological products are subject to regulation by the FDA under the FDCA, the Public Health Service Act (the “PHSA”), and related regulations, and other federal, state and local statutes and regulations. Biological products include, among other things, viruses, therapeutic serums, vaccines and most protein products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on our business, financial condition and results of operations.

The process required by the FDA before a drug or biological product may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices or other applicable regulations;

●	submission to the FDA of an Investigational New Drug Application (an “IND”), which must become effective before human clinical trials may begin;

●	performance of adequate and well-controlled human clinical trials according to the FDA’s current good clinical practices (“GCPs”) to establish the safety and efficacy of the proposed drug or biologic for its intended use;

●	submission to the FDA of a New Drug Application (an “NDA”) for a new drug product, or a Biologics License Application (a “BLA”) for a new biological product;

●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug or biologic is to be produced to assess compliance with the FDA’s current good manufacturing practice standards, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s or biologic’s identity, strength, quality and purity;

●	potential FDA audit of the nonclinical and clinical investigation sites that generated the data in support of the NDA or BLA; and

●	FDA review and approval of the NDA or BLA.

The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. There can be no certainty that approvals will be granted. If a product receives regulatory approval, the approval may be limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling.

Any drug or biological products that receive FDA approval are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information on an annual basis or as required more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs and biologics for uses or in patient populations that are not described in the drug’s or biologic’s approved labeling (known as “off-label use”), rules for conducting industry-sponsored scientific and educational activities, and promotional activities involving the internet. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. The FDA also may require post-marketing testing, known as Phase 4 testing, risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of the product.

Environmental, Health and Safety Laws

We are subject to environmental, health and safety laws and regulations in each jurisdiction in which we operate. Such regulations govern, among other things, emissions of pollutants into the air, wastewater discharges, waste disposal, the investigation and remediation of soil and groundwater contamination, and the health and safety of our employees. We may be required to obtain environmental permits from governmental authorities for certain of its current or proposed operations. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. As with other companies engaged in similar activities or that own or operate real property, we face inherent risks of environmental liability at our current and historical production sites. Certain environmental laws impose strict and, in certain circumstances, joint and several liability on current or previous owners or operators of real property for the cost of the investigation, removal or remediation of hazardous substances as well as liability for related damages to natural resources. The costs of complying with current and future environmental and health and safety laws, and any liabilities arising from past or future releases of, or exposure to, regulated materials, may have a material adverse effect on our business, financial condition and results of operations.

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Employees

As of December 31, 2019, we employed approximately 75 individuals, of which 61 were full-time employees. As of that date, none of our employees were governed by collective bargaining agreements or were members of a union. We consider our relations with our employees to be very good.

In the past, we have also leased employees from related parties on a “pass-through” basis, in which we reimburse the related party for all of the employees’ compensation including related taxes, without any markup. As of December 31, 2017 and 2018, the number of leased employees was 76 and 37, respectively. As of June 30, 2019, the number of leased employees was 87. As of December 31, 2019, we no longer lease employees from related parties.

All employees of a cannabis business in Nevada must apply for and receive a registered agent card. The agent card is issued by the State of Nevada, and a background check must be completed as part of the application process.

Advisory Board

We intend to establish an Advisory Board comprised of investment professionals, scientific researchers and former politicians with experience in the cannabis industry. The Advisory Board is expected to meet periodically with our Board of Directors and management to discuss matters relating to trends in the cannabis market, efficacy surrounding medical applications of cannabis and our strategic direction. Members of the Advisory board will be reimbursed by us for out-of-pocket expenses incurred in serving on the Advisory Board. We do not expect any Advisory Board members will have a conflict of interest between their obligation to us and their obligations to other companies or organizations.

Facilities

We manage our business operations from our principal executive offices, which are housed at the same location as our 24,000 square foot cultivation and production facility, at 4145 Wagon Trail Avenue, Las Vegas, Nevada 89118. The lease for our cultivation and production facility/office extends through 2029, under which we currently pay $30,000 per month. We lease our executive office and cultivation and production facility from Green Wagon, LLC, a subsidiary of Green Wagon Holdings, LLC, an entity owned by Lorenzo Barracco, our Chairman and Chief Executive Officer, Daniel V. Perla, a director, and Alexander Scharf, a director.

We expect total rent expense to be approximately $360,000 under our cultivation and production facility/office lease for 2020.

We believe our present office space and production facility are adequate for our current operations. We have recently entered into agreements to purchase two cannabis dispensaries in Las Vegas and Reno, Nevada, together with their recreational and medical retail dispensary licenses issued by the State of Nevada, as described in the section “Our Business – Our Proposed Expansion of a Retail Channel and Dispensaries.” If and when those acquisitions are completed, we plan to assume the leases for the two dispensaries.

Legal Proceedings

On or about September 5, 2019, our subsidiary Qualcan, LLC filed an action against the Nevada Department of Taxation (“DOT”) in the Eighth Judicial District Court, Clark County, Nevada concerning the DOT’s denial of our application for five licenses to own and operate recreational marijuana retail stores in Clark County (Henderson), Clark County (Las Vegas), Clark County (North Las Vegas), Clark County (unincorporated), and Washoe County (Reno). We are seeking a judgment to, among other things, (i) find that the DOT improperly denied our applications, (ii) compel the DOT to revoke the conditional licenses previously issued in those jurisdictions to several other companies with whom we compete, and (iii) direct the DOT to issue Qualcan, LLC five conditional licenses for the operation of recreational marijuana establishments in those jurisdictions. We believe that our arguments in this action have merit and we intend to prosecute this action vigorously.

Other than as set forth above, we are not a party to any pending legal proceeding nor is our property the subject of a pending legal proceeding that is not in the ordinary course of business or otherwise material to the financial condition of our business.

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MANAGEMENT

Set forth below is information regarding our executive officers, directors and key employees as of the date of this offering circular.

Name	Age	Position
Lorenzo Barracco	47	Chairman of the Board and Chief Executive Officer
Heather Cranny	34	President, Treasurer, Secretary and Director Nominee
Joanna DeFilippis	37	Chief Operating Officer and Director Nominee
Michael Cristalli	50	Director
Daniel V. Perla	76	Director
Sigmund (Sig) Aronson Rogich	75	Director
Alexander Scharf	65	Director
Ori Tal	47	Director Nominee

If the Share Exchange is completed, our existing management will assume their same positions with Qualcan Canada. Qualcan’s board of directors is expected to be comprised of four of our current directors and one director nominated by Qualcan Canada’s pre-Share Exchange shareholders.

The principal occupations for the past five years of each of our executive officers, directors, nominees and key employees are as follows:

Executive Officers and Directors

Lorenzo Barracco, our Chairman of the Board and Chief Executive Officer, co-founded our company in June 2014. Mr. Barracco is a businessman, real estate developer and entrepreneur with a strong legal and financial background. Mr. Barracco secured a position on Wall Street as special counsel Lawrence Auriana, co-founder of the Kaufman fund and one of the most respected fund managers in the United States, in 2001. He served as a full-time personal consultant for Mr. Auriana from October 2001 to December 2006, and then moved to Las Vegas and Macau in January 2007 to develop his concept for Dal Toro Ristorante, Car Gallery & Event Center, inside the Palazzo Hotel and Casino and Le Grand Club in the Galaxy Star World Casino Macau. Since 2005, Mr. Barracco has been the majority holder of Barracco Realty/Barbizon 30L LLC, a real estate company with assets in New York, Miami and Las Vegas, and owner of Stella Marina, a company that charters luxury yachts in the Bahamas. Mr. Barracco earned an L.L.M. degree from Northwestern University and is a member of the New York Bar.

As the Chairman, Chief Executive Officer and one of our largest stockholders (through an entity controlled by him), Mr. Barracco leads the Board and guides our company. Mr. Barracco’s history of developing projects in quickly-evolving markets is of significant value to our company’s growing operations. His service as Chairman and Chief Executive Officer creates a critical link between management and the Board.

Heather Cranny, our President, Treasurer and Secretary, joined our company in 2014. Ms. Cranny will resign as President, Treasurer and Secretary and be named Chief Financial Officer and become a member of our Board of Directors upon the closing of this offering. In 2007, Ms. Cranny joined Dal Toro Ristorante, Car Gallery & Event Center, inside the Palazzo Hotel and Casino, as Director of Finance, where she soon became the Chief Financial Officer, overseeing multiple properties within the restaurant group, throughout the United States and the Caribbean. Ms. Cranny is currently the Chief Financial Officer for Dal Toro Holdings, LLC, a real estate company with properties in New York, Miami and Las Vegas. In 2014, Ms. Cranny’s expertise was instrumental in the application and approval process for both the cultivation and production licenses Qualcan holds today. Ms. Cranny received a B.A. in business from the University of Nevada Las Vegas.

Ms. Cranny has been with the Company since its formation and has significant experience in the cannabis industry, making her well qualified to become a member of the Board upon the closing of this offering.

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Michael Cristalli, a member of our Board of Directors, co-founded our company in June 2014. Mr. Cristalli will be named President of our company upon the closing of this offering. Mr. Cristalli, who is a founding partner of the Las Vegas law firm Gentile Cristalli Miller Armeni Savarese in March 2015, is an accomplished trial attorney and has successfully litigated some of the most high-profile cases in the State of Nevada. He has represented clients nationwide and internationally and is regarded as one of the premier litigators in Nevada. His practice currently focuses on cannabis law which includes a constitutional challenge to Nevada’s 2018 retail marijuana application process and conditional licensing. From 2007 to 2009, Mr. Cristalli created and starred in a documentary called The Defenders, which highlighted his practice. The documentary was developed into a CBS network drama also titled The Defenders. From 2009 to 2011, Mr. Cristalli served as an executive consultant on the show and consulted extensively on scripts in collaboration with the writers. Mr. Cristalli has been a legal analyst for MSNBC, has been interviewed on Larry King Live, Greta Van Susteren and Good Morning America, as well as Fox and Friends in the Morning. His cases have been featured on Dateline NBC, CBS 48 Hours, Lifetime and Snapped. Mr. Cristalli currently serves as honorary consul to the Republic of Italy for the State of Nevada. Mr. Cristalli obtained a B.S. degree from the University of Rochester and a J.D. from Syracuse University College of Law.

Mr. Cristalli is well qualified to serve as a director of our company due to his substantial knowledge and years of working experience with Nevada’s cannabis laws and regulations and he has been instrumental in our obtaining licenses for medical and recreational cannabis.

Joanna DeFilippis, our Chief Operating Officer, joined our company in July 2019. Ms. DeFilippis has agreed to become a member of our Board of Directors upon the closing of this offering. In 2004, Ms. DeFilippis was part of the opening Food and Beverage team at Wynn Las Vegas, which led her in 2006 to becoming the General Manager at Dal Toro Ristorante, Car Gallery & Event Center, inside the Palazzo Hotel and Casino. From 2014 to 2019, Ms. DeFilippis was the Director of Restaurant Operations at the House of Blues Restaurant and Bar inside Mandalay Bay Hotel and Casino. Ms. DeFilippis earned a B.A. in hospitality management from University of Nevada Las Vegas.

Ms. DeFilippis has in-depth knowledge of our product selection methodologies, making her well qualified to become a member of the Board upon the closing of this offering.

Daniel V. Perla became a member of our Board of Directors in July 2017. Mr. Perla is a certified public accountant and, since 1990, has owned and operated his own accounting practice. Since 1982, Mr. Perla has been a real estate executive. His company, Northern Pamdam, LLC, has built several buildings in New York, New York, including a 100-family dwelling on East 23rd Street, two buildings in SoHo, a new building on East 75th Street, renovated and expanded two buildings on East 34th Street and a medical building on East 71st Street whose prime tenant is Cornell Medical School. In 2006, Mr. Perla expanded Northern Pamdam’s operations into Las Vegas. Mr. Perla also held one of the first mortgage banking licenses in New York State and continues to be a principal business loan and mortgage lender in New York and Las Vegas, through his company, Daniel Perla Associates, L.P. Mr. Perla served in U.S. Naval Air Reserve where he earned the rank of Airline Captain. Mr. Perla earned a B.S. degree in accounting from Brooklyn College and a M.A. degree in finance from Pace University.

Mr. Perla demonstrates extensive knowledge of financial, accounting and operational issues highly relevant to our company’s business. He also brings transactional expertise in real estate development and acquisitions.

Sigmund (Sig) Aronson Rogich became a member of our Board of Directors in July 2017. He is the former U.S. Ambassador to his native country of Iceland (from 1992 to 1993) and is currently the President of The Rogich Communications Group, a business facilitator, public relations and crisis management firm (which he founded in 1995). Mr. Rogich is widely known for his efforts as the senior media consultant to Republican candidates for office, including Presidents Ronald Reagan and George H.W. Bush, and senior campaign consultant for several former Nevada governors. For the past 40 years, Mr. Rogich has served as an advisor to presidents and leaders in numerous levels of government and industry in Nevada and throughout the United States. As a life-long advocate of public education, Mr. Rogich’s company, R&R Partners, the largest advertising agency in Nevada that he founded in 1973, worked pro bono for successful passage of every school bond initiative to help build new schools and facilities in Clark County, Nevada. He has served as a Regent for the Nevada System of Higher Education and was named an Emeritus Trustee for the University of Nevada at Reno. Mr. Rogich also assisted in the early stages of establishing the William S. Boyd School of Law at the University of Nevada at Reno, the School of Medicine at the University of Nevada at Reno and the Nathan Adelson Hospice. In 2011, he was honored with the Education Hero Award from the Public Education Foundation, an organization that optimizes community and global resources to support and augment public education in Clark County.

Mr. Rogich has in-depth knowledge in the areas of media and advertising, and government relations in particular, making his input invaluable to the Board’s discussions of the Company’s branding and public perception.

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Alexander Scharf became a member of our Board of Directors in November 2017. Mr. Scharf is an investor and real estate professional. Since 1997, Mr. Scharf has owned a chain of Esplanade Senior Residences in New York, New York and in upstate New York. Mr. Scharf has invested, built and managed over 3,000 residential units that have sold or converted into condominium ownership, and one of his most noteworthy endeavors was the gut renovation of the landmark Staten Island Hotel into Staten Island’s finest Independent Senior Living Residence. He has built a strong network of partners and investors and launched a fund to invest in NNN (net-net-net leased properties nationwide) and is the owner and operator of many properties throughout the United States, two affordable extended stay hotels in New York, New York, and the Westminster, a luxury triple-A rated four diamond hotel in Livingston, New Jersey. Mr. Scharf earned a B.A. degree in Business from Baruch College, City University of New York.

Mr. Scharf’s extensive experience in leading and managing an expanding multi-location and highly regulated operation makes him well qualified as a member of the Board.

Ori Tal has agreed to become a member of our Board of Directors upon the closing of this offering. As founder and President of ESO Equity Group LLC, a real estate ownership and financing business he started in 2006, Mr. Tal oversees the operational aspects of the business as well as identifying potential projects and investment opportunities. With a portfolio that includes 1,600 apartments, several hundred thousand square feet of office and retail space, and other commercial properties including land and marinas, Mr. Tal has significant experience in all aspects of real estate. Mr. Tal served as an officer in the Israeli Defense Forces. He earned dual degrees in business and economics from the University of Haifa, Israel.

Mr. Tal’s entrepreneurial business activities, including capital-raising, make him well qualified to become a member of the Board upon the closing of this offering.

Board of Directors and Corporate Governance

Our board of directors is currently set at five directors. Upon the closing of this offering, our board of directors will be expanded to eight directors. All directors will hold office until the next annual meeting of our stockholders following their election, and until their successors have been elected and qualified. Executive officers serve at the discretion of our board of directors. There are no family relationships among any of our executive officers, directors or key employees.

When considering whether directors have the experience, qualifications, attributes and skills to enable the board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on the information discussed in each of the directors’ individual biographies as set forth above. With regard to Lorenzo Barracco, Michael Cristalli, Heather Cranny and Joanna DeFilippis, the board considered his or her leadership of our company and in-depth knowledge of the cannabis industry.

The board of directors periodically reviews relationships that directors have with our company to determine whether the directors are independent. Directors are considered “independent” as long as they do not accept any consulting, advisory or other compensatory fee (other than director fees) from us, are not an affiliated person of our company or our subsidiaries (e.g., an officer or a greater than 10% stockholder) and are independent within the meaning of applicable United States laws, regulations and the Nasdaq Capital Market listing rules. In this latter regard, the board of directors uses the Nasdaq Marketplace Rules (specifically, Section 5605(a)(2) of such rules) as a benchmark for determining which, if any, of our directors are independent, solely in order to comply with applicable SEC disclosure rules.

The board of directors has determined that, as of this date, only Mr. Rogich is independent within the meaning of the Nasdaq Marketplace Rule cited above. In the cases of Lorenzo Barracco, Daniel V. Perla and Alexander Scharf, his position as an executive officer of our company and/or level of beneficial ownership of our outstanding common stock, preclude him from being considered independent within the meaning of the Nasdaq Listing Rule. Upon the closing of this offering, Ori Tal will also be considered an independent director.

Board Committees

Upon the closing of this offering, our board of directors intends to establish an audit committee, compensation committee, and nomination and corporate governance committee.

Our audit committee, compensation committee, and nomination and corporate governance committee would each comply with the listing requirements of the Nasdaq Marketplace Rules. At least one member of the audit committee will be an “audit committee financial expert,” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K, and each member will be “independent” as that term is defined in Rule 5605(a) of the Nasdaq Marketplace Rules.

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Code of Ethics

We have adopted a written code of ethics that applies to all of our directors, officers and employees in accordance with the rules of the Nasdaq Capital Market and the SEC. Prior to the closing of this offering, we will post a copy of our code of ethics, and intend to post amendments to this code, or any waivers of its requirements, on our corporate website.

Conflicts of Interest

We comply with applicable state law with respect to transactions (including business opportunities) involving potential conflicts. Applicable state corporate law requires that all transactions involving our company and any director or executive officer (or other entities with which they are affiliated) are subject to full disclosure and approval of the majority of the disinterested independent members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the board of directors. Upon the closing of this offering, we will have five independent directors serving on the board of directors, and intend to maintain a board of directors consisting of a majority of independent directors.

Indemnification of Directors and Executive Officers

Nevada Revised Statutes provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities. Below is a summary of the circumstances in which such indemnification is provided.

In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status. Such indemnity may be provided if the indemnified person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to our best interests; and (iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful. Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the board of directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified.

The statutory provisions further provide that to the extent a director, officer, employee or agent is wholly successful on the merits or otherwise in defense of any proceeding to which he or she was a party, he or she is entitled to receive indemnification against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the proceeding.

Indemnification in connection with a proceeding by us or in our right in which the director, officer, employee or agent is successful is permitted only with respect to expenses, including attorneys’ fees actually and reasonably incurred in connection with the defense. In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in our best interests and must not have been adjudged liable to us, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper. Indemnification is otherwise prohibited in connection with a proceeding brought on our behalf in which a director is adjudged liable to us, or in connection with any proceeding charging improper personal benefit to the director in which the director is adjudged liable for receipt of an improper personal benefit.

Nevada corporate law authorizes us to reimburse or pay reasonable expenses incurred by a director, officer, employee or agent in connection with a proceeding in advance of a final disposition of the matter. Such advances of expenses are permitted if the person furnishes to us a written agreement to repay such advances if it is determined that he or she is not entitled to be indemnified by us.

The statutory section cited above further specifies that any provisions for indemnification of or advances for expenses does not exclude other rights under our articles of incorporation, bylaws, resolutions of our stockholders or disinterested directors, or otherwise. These indemnification provisions continue for a person who has ceased to be a director, officer, employee or agent of the corporation and inure to the benefit of the heirs, executors and administrators of such persons.

The statutory provision cited above also grants us the power to purchase and maintain insurance policies that protect any director, officer, employee or agent against any liability asserted against or incurred by him or her in such capacity arising out of his or her status as such. Such policies may provide for indemnification whether or not the corporation would otherwise have the power to provide for it.

At present, we do not maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act; however, we are in the process of obtaining such insurance.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to or earned by: (i) each individual who served as the principal executive officer and principal financial officer of our company during the years ended December 31, 2019 and 2018; and (ii) each other individual that served as an executive officer of our company at the conclusion of the years ended December 31, 2019 and 2018 and who received more than $100,000 in the form of salary and bonus during such year. For purposes of this document, these individuals are the “named executive officers” of the Company.

Name and Position	Years	Salary	Total
Lorenzo Barracco,	2019	$250,000	250,000
Chairman and Chief Executive Officer	2018	$-	-

Heather Cranny,	2019	$100,000	$100,000
President, Treasurer, and Secretary	2018	$75,000	$75,000

Joanna DeFilippis,	2019	$-	-
Chief Operating Officer	2018	$-	-

Employment and Consulting Agreements

Currently, we have no employment or consulting agreements with any of our executive officers or key employees and consultants. It is expected that certain senior executive officers, including Lorenzo Barracco, will enter into employment agreements with our company upon the closing of the Share Exchange transaction (if completed).

Outstanding Equity Awards at Fiscal Year End

As of December 31, 2019, we had granted stock options to purchase 13,000,000 shares of common stock to our executives and other employees.

Incentive Compensation Plan

Our board of directors and stockholders reserved 20,000,000 shares of our common stock for issuance as incentive compensation. As of December 31, 2019, we had granted stock options to purchase 13,000,000 shares of common stock to our executives and other employees.

If the Share Exchange is completed, it is contemplated that Qualcan Canada will adopt a stock option plan pursuant to which common shares equal to 10% of the aggregate number of outstanding common shares will be reserved for issuance upon the exercise of stock options. Of such stock options, 4,000,000 options will be granted at an exercise price of C$0.30 ($0.23) per share and the remaining options will be granted at an exercise price of C$0.80 ($0.60) per share. Subject to applicable CSE rules, upon completion of the Canadian Public Offering, 20% of each such options will be granted and directed by Skanderbeg Capital Advisors and the remaining options will be granted pursuant to appropriate consent of the Qualcan Canada Board of Directors. Existing Mystic stock options will be replaced in the Share Exchange with substantially identical stock options to purchase common shares of Qualcan Canada.

Director Compensation

During the year ended December 31, 2019, Lorenzo Barracco, our Chairman, earned $250,000, in his capacity as Chief Executive Officer. No other cash or non-cash compensation was awarded to or earned by any individual who served as a member of our board of directors during the year ended December 31, 2019.

We do not currently compensate our directors. Following the closing of this offering, we intend to compensate each non-management director through annual stock option grants and by paying a cash fee for each board of directors and committee meeting attended. Our board of directors will review director compensation annually and adjust it according to then current market conditions and good business practices.

50

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than described below, there have been no transactions during the last two years, or proposed transactions, to which we were or will be a party, in which any director, executive officer, beneficial owner of more than 5% of our common stock or any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of these persons, had or is to have a direct or indirect material interest.

Affiliates Loans to the Company

As of June 30, 2019 and December 31, 2018, we had the following balances due to related parties:

	June 30, 2019	December 31, 2018

Convenient Labor, LLC	$12,140	430,449
Dal Toro Holdings II, LLC	201,176	188,788
Employees4Hire, LLC	703,903	199,916
Green Wagon Holdings, LLC	67,394	13,802
Ketores Holdings, LLC	1,620,000	1,500,000
Panorama Crest, LLC	149,450	149,450
Related individual	415,050	415,050
Total	$3,169,113	$2,896,735

Previously, Convenient Labor, LLC and Employees4Hire, LLC were used to lease employees to the Company on a “pass-through” basis, in which the Company reimbursed the applicable entity for all of the employees’ compensation including related taxes, without any markup. Convenient Labor, LLC is controlled by Lorenzo Barracco and Employees4Hire, LLC is controlled by Heather Cranny, our Chief Financial Officer. As of December 31, 2019, no employees are leased from related parties. The balances due to these related entities are due on demand and bear a nominal rate of interest.

Dal Toro Holdings II, LLC, a company controlled by Lorenzo Barracco, our Chairman and Chief Executive Officer, loaned funds to us in 2017 and 2018. The balances due to this related entity are due on demand and bear a nominal rate of interest.

Green Wagon Holdings, LLC is an entity that shares common ownership with our company, and its two subsidiaries lease building space to us, as described under “Our Business – Facilities.” The balances due to this entity are due on demand and bear a nominal rate of interest.

Ketores Holdings, LLC, a company controlled by Alexander Scharf, a director, loaned funds to us in 2017 and 2019. The balances due to this related entity are due on demand and bear a nominal rate of interest.

Panorama Crest, LLC, a company controlled by Daniel V. Perla, a director, loaned funds to us in 2017 and 2018. The balances due to this related entity are due on demand and bear a nominal rate of interest.

The related individual is the mother of Lorenzo Barracco. The balances due to this related individual began bearing interest in September 2018 at 10% per annum, with a maturity date of December 31, 2019.

Related Party Transaction Policy and Related Matters

In all cases, we abide by applicable state corporate law when approving all transactions, including transactions involving officers, directors and affiliates. More particularly, following the closing, we will adopt a written policy which will require any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the board of directors. Upon the closing of this offering, we expect to have three independent directors serving on the board of directors, and intend to maintain a board of directors consisting of a majority of independent directors.

In October 2017, we entered into a consultation agreement with Western Desert Holdings, LLC, a former stockholder. Under the terms of this agreement, we incurred consulting expenses of $180,000 and $210,000 for the years ended December 31, 2018 and 2017, respectively. Future consulting expenses to be incurred in accordance with this agreement are $270,000, $360,000 and $60,000 for the years ending December 31, 2019, 2020 and 2021, respectively.

If the Share Exchange is completed, the existing shareholders of Qualcan Canada immediately before the Share Exchange will have the right to nominate at least one member to the board of directors of Qualcan Canada following the consummation of the Share Exchange. Mystic will be required to appoint a Chief Financial Officer that is a Canadian resident and Qualcan Canada will have the right to find an individual qualified to fulfill the role of Chief Financial Officer. In all cases, the board of directors of the combined company will be subject to the applicable independence requirements imposed by the rules of the CSE and applicable securities laws.

51

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth the number and percentage of our outstanding shares of common stock beneficially owned as of December 31, 2019, by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;

●	each of our current directors and director nominees;

●	each of our current executive officers; and

●	all our current directors, director nominees and executive officers as a group.

Shares beneficially owned and percentage ownership before this offering is based on 70,000,000 shares of common stock outstanding as of December 31, 2019. Percentage ownership after this offering is based on (i) 75,000,000 shares of common stock outstanding immediately after the closing of this offering (assuming the minimum number of shares is sold), and (ii) 120,000,000 shares of common stock outstanding immediately after the closing of this offering (assuming the maximum number of shares is sold), and assumes that none of the beneficial owners named below purchases shares in this offering.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes general voting power and/or dispositive power with respect to securities. Shares of common stock issuable upon exercise of stock options or warrants that are currently exercisable or exercisable within 60 days of the record rate, and shares of common stock issuable upon conversion of other securities currently convertible or convertible within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Under applicable SEC rules, each person’s beneficial ownership is calculated by dividing the total number of shares with respect to which they possess beneficial ownership by the total number of our outstanding shares. In any case where an individual has beneficial ownership over securities that are not outstanding, but are issuable upon the exercise or conversion of options, warrants or convertible securities within the next 60 days, the same number of shares is added to the denominator in the calculation described above. Because the calculation of each person’s beneficial ownership set forth in the “Percentage Beneficially Owned” columns of the table may include shares that are not presently outstanding, the sum total of the percentages set forth in such columns may exceed 100%. Unless otherwise indicated, the address of each of the following persons is 4145 Wagon Trail Avenue, Las Vegas, Nevada 89118, and each such person has sole voting and dispositive power with respect to the shares set forth opposite his, her or its name.

Name of Beneficial Owner	Shares Beneficially Owned Before Offering	Percentage Beneficially Owned Before Offering	Percentage Beneficially Owned After Offering (Minimum)	Percentage Beneficially Owned After Offering (Maximum)
Lorenzo Barracco(1)	39,296,744	54.86%	51.28%	32.31%
Michael Cristalli(2)	964,617	1.36%	1.27%	0.80%
Heather Cranny(3)	-	-	-	-
Joanna DeFilippis(4)	-	-	-	-
Daniel V. Perla(5)	17,937,679	25.63%	23.92%	14.95%
Sigmund (Sig) Aronson Rogich(6)	500,000	0.71%	0.66%	0.41%
Alexander Scharf(7)	14,005,740	20.01%	18.67%	11.67%
Ori Tal(8)	3,092,233	4.23%	3.96%	2.51%
All directors, nominees and executive officers as a group (8 persons)	75,797,012	99.49%	93.36%	60.07%

(1)	Includes (a) shares of common stock owned of record by Dal Toro Holdings II, LLC, a company in which Mr. Barracco holds voting and dispositive power over the 37,669,127 shares held by that company, (b) 663,000 shares of common stock reserved for issuance upon the conversion of 8% convertible debentures held by Mr. Barracco, and (c) 964,617 shares of common stock reserved for issuance upon the conversion of 8% convertible debentures held by MCLB, LLC, a company in which Mr. Barracco shares voting and dispositive power with Mr. Cristalli with respect to such shares. Excludes stock options to purchase 5,200,000 shares of our common stock which are not exercisable until September 30, 2021.

(2)	Includes 964,617 shares of common stock reserved for issuance upon the conversion of 8% convertible debentures held by MCLB, LLC, a company in which Mr. Cristalli shares voting and dispositive power with Mr. Barracco with respect to such shares. Excludes stock options to purchase 4,000,000 shares of our common stock which are not initially exercisable until September 30, 2021.

(3)	Excludes stock options to purchase 510,000 shares of our common stock which are not initially exercisable until September 30, 2021.

(4)	Excludes stock options to purchase 310,000 shares of our common stock which are not initially exercisable until September 30, 2021.

(5)	Represents shares of common stock owned of record by Panorama Crest, LLC, a company in which Mr. Perla holds voting and dispositive power over the 17,937,679 shares held by that company.

(6)	Includes 500,000 shares of common stock reserved for issuance upon the conversion of 8% convertible debentures held by Mr. Rogich. Excludes stock options to purchase 1,000,000 shares of our common stock which are not initially exercisable until September 30, 2021.

(7)	Represents shares of common stock owned of record by Ketores Holdings, LLC, a company in which Mr. Scharf holds voting and dispositive power over the 14,005,740 shares held by that company.

(8)	Includes (a) 500,000 shares of common stock reserved for issuance upon the conversion of 8% convertible debentures held by A-Z Investment Group, LLC, a company in which Mr. Tal holds voting and dispositive power with respect to such shares, and (b) 2,592,233 shares of common stock reserved for issuance upon the conversion of 8% convertible debentures held by Desert Funding, LLC, company in which Mr. Tal holds voting and dispositive power with respect to such shares.

The table above does not reflect the impact of the Share Exchange transaction, pursuant to which (if completed), following this offering and upon the approval by our stockholders and completion of the Share Exchange, Qualcan Canada will issue its common shares in exchange for those held by our existing stockholders, including investors in this offering, representing approximately 90% of Qualcan Canada’s outstanding shares.

52

DESCRIPTION OF SECURITIES

The following is a description of our capital stock and the material provisions of our articles of incorporation, bylaws and other agreements to which we and our stockholders are parties, in each case upon the initial closing of this offering.

General

Our authorized capital stock consists of 140,000,000 shares of common stock, par value $0.001 per share. As of December 31, 2019, there were 70,000,000 shares of our common stock outstanding and held of record by four stockholders. After giving effect to the closing of this offering, 75,000,000 shares of common stock (if the minimum number of shares is sold) and 120,000,000 shares of common stock (if the maximum number of shares is sold) will be outstanding. Each such outstanding share of our common stock will be validly issued, fully paid and non-assessable.

A description of the material terms and provisions of our articles of incorporation that will be in effect at the closing of our initial public offering and affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary only. Please also see the section “The Share Exchange Transaction” for information concerning the rights of Qualcan Canada shareholders under its governing documents and British Columbia, Canada law.

Common Stock

The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors. Except for the election of directors, which are elected by a plurality vote, a majority vote of common stockholders is generally required to take action under our articles of incorporation and bylaws.

Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

8% Convertible Debentures

The important terms of the debentures issued in our 2019 Private Placements are set forth below. The debentures are identical for each investor except for the principal amount and issuance and maturity dates.

Conversion. The principal amount under the debentures is convertible into shares of our common stock at any time at the option of the holder; provided, that, if on or before the maturity date, the Canadian Public Offering is consummated, 100% of the outstanding principal amount of the debentures will be automatically converted into common shares of Qualcan Canada.

The conversion price of the debentures issued in the First 2019 Private Placement is C$0.30 ($0.23) per share and the conversion price of the debentures issued in the Second 2019 Private Placement is C$0.80 ($0.60) per share. The conversion price is subject to adjustment in the event of specified dilutive or accretive events, such as stock splits and stock combinations.

Maturity. The principal amount and accrued interest under the debentures are payable by us upon the earlier to occur of the closing of the Canadian Public Offering or 12 months after the date of issuance.

Interest. The debentures bear interest at an annual cumulative rate of 8.0%, due and payable in cash on the maturity date.

Liquidation. In the event of any liquidation, dissolution or winding up of our company, either voluntary or involuntary, the holders of the debentures will receive, in preference to any distribution of any of our assets to the holders of any of our other debt securities or credit facilities, an amount equal to the unpaid and unconverted principal amount of their debentures and any accrued and unpaid interest on the debentures. The holders will be paid in preference to any of our unsecured creditors and will be paid pro rata in proportion to the principal amount of debentures held by the holders (together with the holders of the debentures issued in the Second Mystic Financing) if the available assets are not sufficient to repay the debentures.

Security. The debentures are unsecured, general obligations of our company.

Redemption. The debentures are not be redeemable by us or subject to voluntary prepayment prior to maturity.

53

Warrants

If Qualcan Canada has not achieved public trading status within 12 months after the issuance date of the debentures, investors in the First 2019 Private Placement and Second 2019 Private Placement will be entitled to receive a warrant to purchase a number of shares of Mystic common stock equal to 25% of the number of shares into which the purchased debentures are convertible at an exercise price of C$0.30 ($0.23) per share and C$0.80 ($0.60) per share, respectively, for two years. If Qualcan Canada achieves public trading status within 12 months after such issuance date, investors will not be entitled to receive any warrants. In order to avoid triggering the issuance of the warrants to investors in the First 2019 Private Placement and Second 2019 Private Placement, Qualcan Canada must achieve public trading status by May 31, 2020 and August 31, 2020, respectively.

Limitations on Directors’ Liability; Indemnification of Directors and Officers

As permitted by Nevada corporate law, our articles of incorporation provide that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

●	any breach of his or her duty of loyalty to us or our stockholders;

●	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

●	the payment of dividends or the redemption or purchase of stock in violation of Nevada corporate law; or

●	any transaction from which the director derived an improper personal benefit.

This provision does not affect a director’s liability under the federal securities laws.

At present, we do not maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act; however, we are in the process of obtaining such insurance.

Provisions of Our Articles of Incorporation and Bylaws that May Have an Anti-Takeover Effect

Our articles of incorporation do not contain any provisions that may be deemed to have an anti-takeover effect or may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests.

Several provisions of our bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of our company even if that change in control would be beneficial to our stockholders. Mystic’s bylaws provide (i) for supermajority voting in some circumstances, including mergers and consolidations, and (ii) that the power to determine the number of directors and to fill vacancies be vested solely in the Board, so that the incumbent board, not a raider, would control vacant board positions.

54

Nevada Takeover Statute

In general, the Nevada Revised Statutes prohibit a Nevada corporation that is a public company from engaging in any “business combination” (as defined below) with any “interested stockholder” (defined generally as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Nevada Revised Statutes define “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Potential for Anti-Takeover Effects

While certain provisions of Nevada corporate law may have an anti-takeover effect, these provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board, and to discourage certain types of transactions that may involve an actual or threatened change of control. In that regard, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Stock Listing

Prior to this offering, there has been no public market for our common stock. We do not intend to list our shares of common stock on a U.S. registered national securities exchange upon qualification, or to otherwise apply for the shares to be eligible for quotation on an alternative trading system or over the counter market after the final closing of this offering. However, even if we later determine that the public trading markets are appropriate given the structure of our company and our growth and expansion strategies, and the shares of our common stock are listed or quoted, no assurance can be given as to (i) the likelihood that an active market for the common stock will develop, (ii) the liquidity of any such market, (iii) the ability of stockholders to sell the shares of common stock or (iv) the prices that stockholders may obtain for any of the shares.

We do not now, and will not upon consummation of the transactions described in this offering circular, satisfy the listing requirements of the Nasdaq Stock Market or other U.S. registered national securities exchanges. There is no guarantee that the shares of our common stock will be publicly listed or quoted or that a market will develop for them.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our shares of common stock will be Odyssey Trust Company, located in Vancouver, British Columbia, Canada.

55

DIVIDEND POLICY

To date, we have never paid or declared any cash dividends on our common stock. We currently intend to retain any future earnings to finance the operation and development of our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on a number of factors, including, but not limited to, our financial condition, results of operations, capital requirements, restrictions contained in future financing instruments, general business conditions, and other factors our board of directors deems relevant.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock and we do not expect one to develop immediately after this offering. Future sales of a substantial number of shares of our common stock, including shares issued upon the exercise of stock options and warrants and the conversion of convertible debentures, in a public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Following this offering, we will have 75,000,000 outstanding shares of our common stock (if the minimum number of shares is sold) and 120,000,000 outstanding shares of our common stock (if the maximum number of shares is sold), based on the number of shares outstanding as of December 31, 2019.

The shares of common stock being sold in this offering will be upon issuance “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least 12 months, in the event we are a reporting company under Regulation A, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the 90 days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our common stock then outstanding; or

●	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this offering circular before selling shares pursuant to Rule 701.

56

LEGAL MATTERS

Olshan Frome Wolosky LLP, New York, New York, will pass upon the validity of the issuance of the shares of our common stock being offered by this offering circular as our counsel.

EXPERTS

The consolidated financial statements of Mystic Holdings, Inc. as of December 31, 2018 and 2017 and for each of the two years in the period ended December 31, 2018 included in this offering circular have been so included in reliance on the report of K.K. Mehta CPA Associates PLLC, an independent certified public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Blum-Desert Inn (a division of MediFarm LLC) and MediFarm I LLC, as of December 31, 2018 and 2017 and for each of the two years in the period ended December 31, 2018 included in this offering circular have been so included in reliance on the report of K.K. Mehta CPA Associates PLLC, an independent certified public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the shares of common stock offered hereby. This offering circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the offering statement and the exhibits and schedules filed therewith. Statements contained in this offering circular regarding the contents of any contract or other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. Upon the initial closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

57

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Mystic Holdings, Inc. and Affiliates

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
Unaudited Pro Forma Condensed Consolidated Balance Sheet for the Six Months Ended June 30, 2019	F-87
Unaudited Pro Forma Condensed Consolidated Statement of Income for the Six Months Ended June 30, 2019	F-88
Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended December 31, 2018	F-89
Notes to Unaudited Pro Forma Condensed Combined Financial Information	F-90

F-1

INDEPENDENT AUDITOR’S REPORT

To the Board of Director(s) of

Mystic Holdings, Inc. and Affiliates

Las Vegas, Nevada

Report on Financial Statements

We have audited the accompanying restated consolidated financial statements of Mystic Holdings, Inc. and Affiliates, which comprise the restated consolidated balance sheets as of December 31, 2018 & 2017 and the related restated consolidated statement of income, restated consolidated statements of changes in stockholders’ equity, and restated consolidated statements of cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Restated Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these restated consolidated financial statements in accordance with accounting principles generally accepted in the United State of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these restated consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

F-2

Opinion

In our opinion, the 2018 and 2017 restated consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mystic Holdings, Inc., and Affiliates as of December 31, 2018 & 2017, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Restatement of consolidated financial statements

The consolidated financial statements of Mystic Holdings, Inc. and Affiliates as of December 31, 2018 & 2017, were audited by other auditors whose opinion dated September 5, 2019, on those statements was qualified due to insufficient audit evidence about inventory quantities and cash as discussed in audit opinion to the consolidated financial statements. As discussed in Note 17, the Company has restated its 2018 and 2017 consolidated financial statements to correct ending inventory values as of December 31, 2018 and 2017, in accordance with accounting principles generally accepted in the United States of America. The other auditors reported on the 2018 and 2017 financial statements before the restatement.

As part of our audit of the 2018 and 2017 restated consolidated financial statements, we also audited adjustments described in Note 17 that were applied to restate the 2018 and 2017 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying restated consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 15 to the restated consolidated financial statements, the Company has sustained significant net losses and had a working capital deficit for the years ended December 31, 2018 and 2017. Management’s evaluation of the events and conditions and management’s plans regarding those matters also are described in Note 15. The restated consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Garden City, New York

January 30, 2020

F-3

MYSTIC HOLDINGS, INC. AND AFFILIATES

RESTATED AUDITED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

RESTATED CONSOLIDATED BALANCE SHEETS

December 31,	2018	2017
	$	$
	As restated (Note 17)	As restated (Note 17)
ASSETS
Current Assets:
Cash	17,115	623,402
Accounts receivable, net	54,419	93,427
Note receivable	145,000	398,158
Inventory	777,510	932,164
Total Current Assets	994,043	2,047,152

Property, Equipment and Leasehold Improvements, Net	3,652,142	3,615,604

Other Assets:
Security Deposit	50,000	50,000
Acquisition Cost	66,100	-
Total Other Assets	116,100	50,000

TOTAL ASSETS	$4,762,285	5,712,756

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Expenses	703,669	194,321
Due to related parties, net	2,864,010	2,333,363
Current Maturities of Long Term Debt	900,000	900,000
Total Current Liabilities	4,467,680	3,427,684

Convertible Debt	100,000	100,000
Total Liabilities	4,567,680	3,527,684

Stockholders’ Equity:
Common stock, $1 par value; 10,000 shares authorized 7226 shares issued and 4,851 shares outstanding	7,226	7,226
Additional Paid in Capital	4,690,599	4,690,599
Less: Par Value of 2,375 shares of treasury stock	(2,375)	(2,375)
Accumulated Surplus (Deficit)	(4,500,845)	(2,510,378)
Total Members’ Equity	194,605	2,185,072

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$4,762,285	5,712,756

F-4

MYSTIC HOLDINGS, INC. AND AFFILIATES

RESTATED AUDITED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

RESTATED CONSOLIDATED STATEMENT OF INCOME

	For the Years Ended
	December 31,
	2018	2017
	$	$
	As restated (Note 17)	As restated (Note 17)

REVENUE	3,779,214	$821,300

COST OF GOODS SOLD	4,205,436	905,606

GROSS PROFIT	$(426,222)	$(84,306)

OPERATING EXPENSES
Advertising	87,811	29,178
Depreciation	305,780	245,443
Selling, Office and Administration	1,149,880	936,829
TOTAL OPERATING EXPENSES	$1,543,472	$1,211,451

INCOME (LOSS) FROM OPERATIONS	$(1,969,694)	$(1,295,757)

OTHER INCOME (EXPENSES)
Interest Expense	-	(23,994)
Miscellaneous Income	1,454	6,879
TOTAL OTHER INCOME	1,454	(17,115)

NET INCOME BEFORE PROVISION FOR INCOME TAXES	(1,968,240)	(1,312,872)

Provision for Income Taxes	22,228	-

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS	$(1,990,467)	$(1,312,872)

F-5

MYSTIC HOLDINGS, INC. AND AFFILIATES

RESTATED AUDITED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

RESTATED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Year Ended December 31, 2018
Additional
	Common Stock		Paid-in	Treasury Stock		Accumulated	Total
	Shares	Amount	Capital	Shares	Amount	Equity	Deficiency
						$	$
						As restated	As restated
						(Note 17)	(Note 17)
Balance, January 1, 2018	7,226	7,226	4,690,599	(2,375)	(2,375)	(2,510,378)	2,185,072

Purchase of Treasury Stock	-	-	-			-	-

Issuance of Common Stock	-	-	-			-	-
-
Capital Contributions

Net Income	-	-	-			(1,990,467)	(1,990,467)

Balance, December 31, 2018	7,226	7,226	4,690,599	(2,375)	(2,375)	(4,500,845)	194,605

Year Ended December 31, 2017
			Additional
	Common Stock		Paid-in	Treasury Stock		Accumulated	Total
	Shares	Amount	Capital	Shares	Amount	Equity	Deficiency
						$	$
						As restated	As restated
						(Note 17)	(Note 17)
Balance, January 1, 2017	5,000	5,000	$2,900,689			$(1,121,661)	$1,784,028

Prior Period Adjustment						$(75,848.00)	(75,848)

Purchase of Treasury Stock	-	-	-	(2,375)	(2,375)		(2,375)

Issuance of Common Stock	2,226	2,226	-				2,226

Capital Contributions			1,789,910				1,789,910

Net Income	-	-	-			(1,312,869)	(1,312,869)

Balance, December 31, 2017	7,226	7,226	4,690,599	(2,375)	(2,375)	(2,510,378)	2,185,072

F-6

MYSTIC HOLDINGS, INC. AND AFFILIATES

RESTATED AUDITED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

RESTATED CONSOLIDATED STATEMENTS OF CASH FLOW

Year Ended December 31,	2018	2017
	$	$
	As restated (Note 17)	As restated (Note 17)

Cash flows from Operating Activities
Net Profit/(Loss)	(1,990,467)	(1,312,872)
Adjustments to reconcile net loss to net cash provided by (used in) Operations:
Depreciation and amortization	305,780	245,443
Change in Operating Assets and Liabilities:
Accounts Receivable	39,009	(93,427)
Other Receivables	253,158	(227,100)
Inventory	154,655	(893,379)
Prepaid Expenses	-	-
Accounts payable and accrued expenses	509,349	146,350
Net cash provided from (used in) Operating activities	(728,517)	(2,134,986)

Cash flows from Investing activities
Purchase of PP&E	(342,318)	(628,707)
Acquisition Closing Cost	(66,100)	-
Net cash provided from (used in) Investing activities	(408,418)	(628,707)

Cash flows from Financing activities
Cash paid for Intercompany Loan Balance	530,648	1,334,886
Loan received from unrelated party	-	300,000
Additional Paid In Capital	-	1,789,761
Prior Period Adjustment	-	(75,848)
Net cash provided from (used in) Financing activities	530,648	3,348,799

Net Change in cash	(606,287)	585,106
Net Change in cash classified within current assets held for sale
Cash at beginning of period	623,402	38,296
Cash at end of period	17,115	623,402

F-7

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 1 – DESCRIPTION OF BUSINESS ACTIVITIES

Mystic Holdings, Inc. is a holding company which, through its wholly-owned subsidiaries, is engaged in the cannabis industry in the State of Nevada. Since obtaining Nevada wholesale licenses for the cultivation and production of medical cannabis in 2014 and recreational cannabis in 2016, Qualcan, LLC, the wholly owned operating subsidiary (“Qualcan”), has constructed and has recently begun operating a highly efficient, state-of-the-art 24,000 square foot cannabis cultivation and production facility with the capacity to produce as much as 600 pounds of sellable cannabis per month utilizing the latest concepts in agronomic farming practices and sustainable technologies. Qualcan’s facility adheres to best practices in quality control standards and regulatory compliance that are believed to be as good as or better than those used throughout the cannabis industry. Qualcan currently wholesales its products, which include cannabis flowers, edibles and concentrates, under the trademark “Qualcan” to state-licensed dispensaries utilizing METRC, a state-mandated tracking system. The Company has recently entered into asset purchase agreements to add a future retail dispensary component to its operations in Las Vegas and Reno, Nevada. The Company operates a state licensed medical and recreational marijuana cultivation and production facility. The Company wholesales its products, which include flowers, edibles and concentrates, to state licensed dispensaries utilizing METRC, a state mandated tracking system under the mark “Qualcan”. All sales, deliveries and SKU’s are tracked through the METRC system.

Looking ahead, the Company has prepared a strategic plan to extend the Nevada footprint by becoming a vertically integrated company providing medical and recreational cannabis cultivation and production, and retail dispensary operations for high quality marijuana and marijuana consumer products. The Company also intends to expand our wholesale operations to capture expected retail demand for the cultivation and production activities, including from its own retail locations that the Company plans to build (and license) or acquire. A key element of the Company’s strategic plan is to make acquisitions of or investments in complementary businesses, products and technologies in the cannabis industry.

The restated consolidated accounts of the Company include the accounts of Mystic Holdings, Inc., Qualcan, LLC and Wagon Trail 4145, LLC. Qualcan, LLC and Wagon Trail 4145, LLC are owned 100% by Mystic Holdings, Inc. All significant intercompany accounts have been eliminated in consolidation.

NOTE 2 – BASIS OF PRESENTATION

The accompanying restated consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), and include the accounts of Mystic Holdings, Inc. and affiliates (collectively “Mystic Holdings” or the “Company”). The basis used for the preparation and presentation of the financial statements is based on the needs of the financial statement users. Financial presentation under the accrual method (basis of presentation under GAAP) provides the best approach to present the financial statements with the appropriate revenues since accounts receivable, net of allowance for doubtful debts, can be recorded against appropriate expenses which are incurred in the same period to generate those revenues.

F-8

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of restated consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the restated consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Revenue Recognition

It is the Company’s policy that revenues from product sales are recognized in accordance with ASC 605, “Revenue Recognition.” Four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) is based on management’s judgments regarding fixed nature in selling prices of the products delivered and the collectability of those amounts.

Revenue is recognized net of discounts, rebates, promotional adjustments, price adjustments and returns, and net of taxes collected from customers that are remitted to governmental authorities, with the collected taxes recorded as current liabilities until remitted to the relevant government authority. Revenue is recorded upon transfer of title and risk to the customer, which occurs at the time customers take delivery of our products at our retail dispensaries. Upon purchase, the Company has no further performance obligations and collection is assured as sales are paid for at time of purchase.

Consistent with ASC 605-15-25-1, the Company considers factors such as historical return of products, estimated remaining shelf life, price changes from competitors, and introductions of competing products in establishing a refund allowance. The Company recognizes revenues as risk and title to products transfers to the customer (which generally occurs at the time shipment is made), the sales price is fixed or determinable, and collectability is reasonably assured.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in hand/bank and highly liquid investments that are readily convertible into cash. The Company considers securities when purchased with maturities of three months or less to be cash equivalents. The carrying amount of these securities approximate fair market value because of the short-term maturity of these instruments.

Leases

The Company leases facilities, equipment and vehicles under capital and operating leases. The commencement date of all leases is the earlier of the date that the Company becomes legally obligated to remit rent payments or the date that the Company exercises control over the use of the property. In addition to minimum rental payments, certain leases provide for contingent rentals based upon equipment usage. Rent expense associated with contingent rentals are recorded as incurred. The related rent expense is recorded on a straight line basis over the lease term. The cumulative excess of rent payments over rent expense, if any, is accounted for as a deferred lease asset and recorded in “Other Assets”. The cumulative excess of rent expense over rent payments, if any, is accounted for as deferred lease obligation. Leasehold improvements associated with assets utilized under capital or operating leases are amortized over the shorter of the asset’s useful life or the lease term.

F-9

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are carried at their estimated collectible amounts. Trade accounts receivable are periodically evaluated for collectability based on past credit histories with customers and their current financial conditions. Uncollectible trade accounts receivable is written off based on individual credit evaluation and specific circumstances of the customer. Trade accounts receivable are reported net of an allowance for doubtful accounts.

Credit is granted to the Company’s customers; consequently, its ability to collect the amounts due from their respective customers is affected by economic fluctuations in the respective industries.

The Company allows for estimated losses on accounts receivable based on prior bad debt experience and a review of existing receivables. Bad debt recoveries are charged against the allowance account as realized.

Prepaid Expenses and Other Current Assets

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include advertising, insurance, and service or other contracts requiring up-front payments.

Cost of Goods Sold

Cost of goods sold includes the costs indirectly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing, other expenses for services, and allocated overhead. Overhead expenses include allocations of rent, administrative salaries, utilities, and related costs.

Valuation of Inventory

Inventory is valued at the lower of actual cost, as determined using the first-in, first-out (“FIFO”) method of accounting, or its net realizable value. The Company periodically reviews physical inventory for excess, obsolete, and potentially impaired items and reserves. The reserve estimate for excess and obsolete inventory is based on expected future use. The reserve estimates have historically been consistent with actual experience as evidenced by actual sale or disposal of the goods.

Fair Values Measurements

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis have been categorized based upon a fair value hierarchy. Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Level 2 inputs are based on other observable market data, such as quoted prices for similar assets and liabilities, and inputs other than quoted prices that are observable, such as interest rates and yield curves. Level 3 inputs are developed from unobservable data reflecting our own assumptions, and include situations where there is little or no market activity for the asset or liability.

Certain non-financial assets and liabilities are measured at fair value on a nonrecurring basis, including property, plant, and equipment, goodwill and intangible assets. These assets are not measured at fair value on a recurring basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of an impairment. A general description of the valuation methodologies used for assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy, is included in each footnote with fair value measurements presented.

F-10

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company’s financial instruments consist principally of cash and cash equivalents, short-term marketable securities, accounts receivable, notes receivable, accounts payable, notes payable and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, notes receivable, accounts payable approximate their fair values based upon their short-term nature. The recorded values of notes payable and long-term debt approximate their fair values, as interest approximates market rates.

The fair value of a financial instrument is the amount that would be received in an asset sale or paid to transfer a liability in an orderly transaction between unaffiliated market participants. Assets and liabilities measured at fair value are categorized based on whether the inputs are observable in the market and the degree that the inputs are observable. The categorization of financial instruments within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The hierarchy is prioritized into three levels (with Level 3 being the lowest) defined as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2: Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value of the Company’s, short-term marketable securities, were determined based on “Level 1” inputs. The Company does not have any financial instruments in the “Level 2” and “Level 3” category. The Company believes that the recorded values of all the other financial instruments approximate their current fair values because of their nature and relatively short maturity dates or durations.

There have been no changes in Level 1, Level 2, and Level 3 and no changes in valuation techniques for these assets or liabilities for the periods ended December 31, 2018 and 2017.

FASB ASC 825-10 requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents - The carrying amounts reported in the statements of financial condition for cash and cash equivalents approximate those assets’ fair values. Investment securities which consist of marketable securities - Fair values for investment securities are based on quoted market prices, where available.

F-11

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Equipment and Depreciation

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. The Company has a capitalization policy of $5,000. Expenditures for routine maintenance and repairs on property and equipment are charged to expense.

The Company reviews long lived assets for impairment when circumstances indicate the carrying value of an asset may not be recoverable based upon the undiscounted future cash flows of the asset. If the carrying value of the asset is determined not to be recoverable, a write down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows or external appraisals as appropriate. We review long lived assets for impairment at the individual asset or asset group level for which the lowest level of independent cash flows can be identified.

Depreciation is provided for financial reporting purposes utilizing both the accelerated and straight-line methods over the estimated useful lives of the assets, which are as follows;

Machinery and Equipment	3-5 years
Furniture and Fixtures	5-7 years
Software	3 years

Income Taxes

Income Taxes Income taxes are accounted for on an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been recognized in the restated consolidated financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than proposed changes in the tax law or rates. Valuation allowances are provided if it is more likely than not that a deferred tax asset will not be realized.

The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Once it is determined that the position meets the recognition threshold, the second step requires an estimate and measure the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement. The difference between the amount of recognizable tax benefit and the total amount of tax benefit from positions filed or to be filed with the tax authorities is recorded as a liability for uncertain tax benefits. It is inherently difficult and subjective to estimate such amounts due to the probability of various possible outcomes. The Company reevaluates uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision.

A valuation allowance was taken by the Company as it believes there is no sufficient positive evidence to support its conclusion not to record a valuation allowance. Management believes that there can be no assurance that the Company will generate taxable income or that all of its timing differences between tax and financial reporting will be utilized.

Tax Cuts and Job Act. The Tax Cuts and Jobs Act was enacted in December 2018. Among other things, the new law (i) establishes a new, flat corporate federal statutory income tax rate of 21%, (ii) eliminates the corporate alternative minimum tax and allows the use of such carryforwards to offset regular tax liability for any taxable year, (iii) limits the deduction for net interest expense incurred by U.S. corporations, (iv) allows businesses to immediately expense, for tax purposes, the cost of new investments in certain qualified depreciable assets, (v) eliminates or reduces certain deductions related to meals and entertainment expenses, (vi) modifies the limitation on excessive employee remuneration to eliminate the exception for performance-based compensation and clarifies the definition of a covered employee and (vii) limits the deductibility of deposit insurance premiums. The Tax Cuts and Jobs Act also significantly changes the US tax law related to foreign operations, however, such changes do not currently impact the Company.

Advertising

The Company expenses all advertising costs as incurred. Advertising expense for the years ended December 31, 2018 and 2017 were $87,811 and $29,178, respectively.

F-12

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 4 – ACCOUNTS RECEIVABLE

As of December 31, 2018, and 2017, the Company carried accounts receivable of $54,419 and $93,427 respectively. The industry in which the Company operates does not have large amount of accounts receivable at any given time. Company provides credit term to certain customers which usually are net 15 days. Company has not experienced any bad debts in previous years and it reasonably believes to collect all of its accounts receivable as of December 31, 2018 & 2017. As of December 31, 2018, and 2017, no allowance for doubtful accounts was deemed necessary

NOTE 5 – INVENTORY

As of December 31, 2018, and 2017, the Company carried the following inventory balances. Company did not recognize any obsolete in inventory due to impairment or damages in its inventory during the years 2018 and 2017.

December 31,	2018	2017
Finished Goods:
Edibles	$8,987	$15,743
Cartridges	$2,632	$30,924
Flowers	$104,753	$101,789
Prerolls	$22,515	$21,044
	$138,886	$169,501
Work In Progress:
Plants & Clones Tagged	$559,285	$673,233
Veg Untagged	$79,339	$89,429
	$638,624	$762,662

	$777,510	$932,163

F-13

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 6 – NOTE RECEIVABLE

As of December 31, 2018, and 2017, the Company was carrying an outstanding loan balance made to Desert Aire Wellness, LLC (the “Buyer”) in the amount of $91,500. Subsequent to year end, in June 2019, the Company reached an agreement with the Buyer in which the loan balance will be extinguished and replaced with a purchase and supply agreement. Under the terms of this agreement, the Buyer will purchase $1,600,000 in goods from the Company provided the Company makes available a monthly maximum of $65,000 in goods. The Buyer will purchase at a minimum, $35,000 in goods per month and a maximum of $65,000, but must purchase $1,600,000 within 36 months from June 2019. If the Buyer does not purchase the full $1,600,000 worth of goods, cash must be paid to the Company for the difference.

In 2016 the Company deposited $56,658 under an equipment lease agreement. The original lease agreement contained the buyout option at the end of the lease. The Company exercise its buyout option in 2018 and the original deposit of $56,658 was applied towards the buyout of the equipment.

In 2017, the Company loaned $250,000 to its related party Green Wagon Holding LLC. The loan did not carry any interest provision. At the end of 2018 the receivable balance under the note was $50,000.

NOTE 7 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

December 31,	2018	2017
Accounts Payable and Accrued Expenses	640,762	131,414
Interest Payable	62,907	62,907
	$703,669	$194,321

The accounts payable and accrued expenses consist trade payables under normal course of business.

F-14

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 8 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31:

December 31,	2018	2017
Furniture and Equipment	640,510	410,140
Leasehold Improvements	3,562,856	3,450,907
Subtotal	4,203,366	3,861,047

Accumulated Depreciation	(551,223)	(245,443)
Net Total	$3,652,142	$3,615,604

Depreciation expense for the years ended December 31, 2018 and 2017 was $305,780 and $245,443, respectively.

NOTE 9 – RELATED PARTIES

From time to time the Company is involved in transactions with related parties. The Company had the following balances due from (to) related parties as of December 31:

December 31,	2018	2017
Convinient Labor, LLC	(430,449)	(46,332)
Dal Taro Holding II, LLC	(51,379)	-
Employees4Hire, LLC	(199,916)	-
Green Wagon Holding, LLC	200,622	20,887
Ketores Holdings, LLC	-	(15,405)
Panaroma Crest, LLC	(1,578)	(12,257)
Related Individual	(76,234)	(78,075)
	$(558,935)	$(131,182)

Convenient Labor, LLC and Employees4Hire, LLC are owned by related parties of the Company and are used to lease employees to the Company. The balances due to these related entities as of December 31, 2018 and 2017 are due on demand and bear no interest. The total cost of employees leased from these related entities for the years ended December 31, 2018 and 2017 was $1,909,187 and $386,206, respectively, and is included on the accompanying statements of income under the caption “Cost of Goods Sold”. As of December 31, 2018 and 2017, the number of leased employees was 76 and 37, respectively.

Dal Toro Holdings II, LLC is one of the stockholders of the Company. The balances due to this related entity as of December 31, 2018 and 2017 are due on demand and bear no interest.

Green Wagon Holdings, LLC is an entity that shares common ownership with the Company and leases building space to the Company on a month to month basis as further explained in Note 7. The balances due (to) from this related entity as of December 31, 2018 and 2017 are due on demand and bear no interest.

Ketores Holdings, LLC is one of the stockholders of the Company. The balances due to this related entity as of December 31, 2018 and 2017 are due on demand and bear no interest.

Panorama Crest, LLC is one of the stockholders of the Company. The balances due to this related entity as of December 31, 2018 and 2017 are due on demand and bear no interest.

Related individual is a family member of one of the stockholders of the Company. The balances due to the related individual as of December 31, 2018 and 2017 began bearing interest in September 2018 at 10% per annum, with a maturity date of December 31, 2019.

See Note 13 for disclosure of a consulting agreement with a former stockholder.

F-15

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 10 – CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Concentrations of credit with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base. Also, the credit term determines the amount of receivables along with the concentration of customers determining single purchasers on credit.

As new legal enterprises, marijuana growers, distributors and dispensaries need financial services like those required by other businesses. But local banks and credit unions in many jurisdictions are still subject to laws prohibiting the offering of business accounts and services to organizations involved in cannabis production and distribution. At the federal level, U.S. law still forbids commerce in marijuana. While the U.S. Department of Justice has indicated that it will defer to the legislative intent of individual states regarding legalization, overlapping federal and state banking laws still present real risk management uncertainties for financial organizations.

Furthermore, only about one in 30 banks or credit unions in the U.S. currently accepts marijuana-related businesses as clients. Those providing services often require much higher servicing and transaction fees to offset complicated and strict reporting requirements.

NOTE 11 – BUSINESS RISK

The Company’s primary business, cultivation and production of medical cannabis and recreational cannabis, is heavily regulated state levels although remains illegal at the federal level in the United States. While the Company is unable to predict what regulatory changes may occur or the impact on the Company of any particular change, the Company’s operations and financial results could be negatively affected. Further, the Company operates in a highly regulated industry, which may limit the Company’s ability to price its services at levels that the Company believes appropriate. These competitive factors may adversely affect the Company’s financial results.

F-16

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 12 – LONG-TERM DEBT

Long-term debt consisted of the following as of December 31:

	2018	2017
Note payables to a business, which in in dispute, a sterms of contract were not followed by lender and is being presented as due on demand and bearing no interet until a future settlemnet is reached, unsecured.	$300,000	$300,000

Notes payables to a business, which is in dispute, as terms of contract were not followed by lender and is being presented as due on demand and bearing no interest untill a future settlement is reached, unsecured.	600,000	600,000

Note payable to an individual, due on demand and bering no interest, with an option to convert the debt into 27 shares of common stock.	100,000	100,000

Total long-term debt	1,000,000	1,000,000
Less: current maturities	(1,000,000)	(1,000,000)
	$-	$-

NOTE 13 – COMMITMENTS AND CONTINGENCIES

In October 2017, the Company entered into a consultation agreement with Western Desert Holdings, LLC, a former stockholder. Under the terms of this agreement, the Company incurred consulting expenses of $180,000 and $210,000 for the years ended December 31, 2018 and 2017, respectively, which is included on the accompanying statements of income under the caption “Professional fees”. Future consulting expenses to be incurred by the Company in accordance with this agreement are estimated to be $270,000, $360,000 and $60,000 for the years ended December 31, 2019, 2020 and 2021, respectively.

The Company is involved, from time to time, in disputes and claims incidental to the conduct of its business. Based on consultation with legal counsel, the Company does not believe that any claims or disputes, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.

F-17

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 14 – LEASE AGREEMENTS

The Company leases building space from Green Wagon Holdings, LLC, and an entity sharing the same owners and ownership percentages as the Company, on a month to month basis. The Company has elected to apply the alternative accounting and disclosures for certain variable interest entities provided to private companies pursuant to generally accepted accounting principles as it related to the lease with Green Wagon Holdings, LLC.

The Company has entered into non-cancelable operating lease agreements for equipment. The leases require monthly payments ranging from $2,268 to $5,156 and expire at various times ending in September 2019.

As December 31, 2018, future minimum lease payments were as follows:

2019	$30,913

Total rent expense for the years ended December 31, 2018 and 2017 were $302,678 and $394,585, respectively.

Equipment Leasing Contract

Date	Master Lease Agreement Date	Equipment Location	Lessor	Lessee	Base Monthly Rental	Base Term (Months)	Value for Calculation of Stipulated loss value
30-Dec-14	30-Dec-14	4145 Wagon Trail, Las Vegas, NV, 98188	Equipment Leasing Services, LLC	Wagon trail 4145, LLC	4,767.91	36	150,000.00
29-Oct-15	7-Dec-07	Palazzo Hotel and Casino, 3325, Las Vegas Blvd, South Las Vegas, NV, 89109	Equipment Leasing Services, LLC	Wagon trail 4145, LLC	3,231.46	36	101,250.00
17-Dec-15	7-Dec-07	4145 Wagon Trail, Las Vegas, NV, 98188	Equipment Leasing Services, LLC	Sangiovese LLC, Green Wagon LLC	3,259.88	36	102,138.86
2-Mar-16	7-Dec-07	4145 Wagon Trail, Las Vegas, NV, 98188	Equipment Leasing Services, LLC	Sangiovese, LLC, Wagon Trail 4145, LLC	2,907.00	36	63,802.71
28-Jul-16	28-Jul-16	4145 Wagon Trail, Las Vegas, NV, 98188	Equipment Leasing Services II LLC	Sangiovese LLC, Sangiovese Banquet, LLC, Green Wagon LLC	4,416.18	36	132,971.90

NOTE 15 – GOING CONCERN

The production and distribution of marijuana is considered federally illegal. Because of this, there is risk concerning the current future of businesses operating in this industry due to the political environment.

The Company sustained net operating losses of $(1,990,467) and $(1,312,872) for the years ended December 31, 2018 and 2017, respectively. The Company also had a working capital deficit of $(3,733,936) and $(1,867,187) for the years ended December 31, 2018 and 2017, respectively, therefore indicating an adverse effect in the Company’s ability to continue as a going concern.

Management’s plans to address the going concern is to seek out additional investors, provide additional loans and capital contributions to the Company from current stockholders, and acquire distribution facilities to increase gross profit margins. Management entered into assets purchase agreement to acquire distribution facilities subsequent to balance sheet date, please see Note 17.

The ability to continue as a going concern is dependent upon the success of these actions as well as continued favorable treatment as it relates to federal laws and regulations. There can be no assurance the Company will be successful in accomplishing its objectives. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern

F-18

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 16 – RECENT ACCOUNTING GUIDANCE

In January 2016, the FASB issued an accounting standard update which addresses certain aspects of the recognition, measurement, presentation and disclosure of financial instruments. The Company adopted this standard on January 1, 2018. This accounting standards update does not have a material impact on the financial position, results of operations or cash flows.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers”. The Company adopted ASC Topic 606, “Revenue from Contracts with Customers”, effective January 1, 2018 using the modified retrospective method. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations. The Company did not restate prior period information for the effects of the new standard, nor did the Company adjust the opening balance of its accumulated deficit to account for the implementation of the new requirements of this standard.

FASB ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)” –Issued in August 2016, the amendments in ASU 2016-15 address eight specific cash flow issues and apply to all entities that are required to present a statement of cash flows under ASC Topic 230, “Statement of Cash Flows.” The Company adopted ASU 2016-15 on January 1, 2018. Upon adoption, there was no significant impact to the Company’s statement of cash flows.

F-19

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 17 – RESTATEMENT OF FINANCIAL RESULTS

Management of the Company has determined that the methodology used to calculate ending inventory, expenses charged to cost of goods sold, and depreciation method used was inappropriate, resulting in further inaccuracies in the determination of the inventory, cost of sales charged to income statement and the net deficit for the years 2018 and 2017.

The Company assessed its ending inventory value based on the floor rate set by the Nevada State Marijuana Authority of all finished products for the purpose of excise tax. The ending inventory value should have incorporated the actual cost of cultivation of marijuana plants, cost of production and packaging of the marijuana infused products, allocation of indirect cost associated with the cultivation, production and packaging of the marijuana products. The carrying value of inventory for the both years were martially understated, furthermore; the Company incorrectly capitalized its fixed assets resulting in materially different carrying value of fixed assets, depreciation expenses related to those fixed assets were incorrectly recorded and required restatement.

The Company has determined that a correction was required, and as such, has restated its previously reported consolidated financial statements as at and for the years ended December 31, 2018 and 2017 and all related disclosures. The impact of the correction is as follows:

(i)	Ending inventory was adjusted by $203,867.61 and $318,371.35 in the year 2018 and 2017 respectively.

(ii)	To adjust cost of sales expenses related to selling, office & administration of $863,263.43 and $615,717.88 in the year 2018 and 2017 was properly allocated to cost of goods sold.

(iii)	To adjust carrying value of fixed assets:

(1)	From leasehold improvements $93,483.73 and $115,566.45 were allocated and adjusted to repairs and maintenance in the year 2018 & 2017 respectively.
(2)	From current asset $20,625.32 allocated to fixed assets in the year 2017
(3)	From computer assets $2,752 was allocate to software expenses in the year 2017
(4)	From Auto assets $8,999.10 was allocated to auto lease expenses

F-20

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

CONSOLIDATED BALANCE SHEETS

	December 31, 2018			December 31, 2017

	$	$	$	$	$	$
	As restated	As Previously Reported	Restatement	As restated	As Previously Reported	Restatement

ASSETS
Current Assets:
Cash	17,115	16,912	203	623,402	623,200	202
Accounts receivable, net	54,419	54,419	-	93,427	93,427	-
Other Receivables	-	3,500	(3,500)		-	-
Note receivable	145,000	91,500	53,500	398,158	91,500	306,658
Inventory	777,510	663,006	114,504	932,164	613,793	318,371
Total Current Assets	994,043	829,337	164,706	2,047,152	1,421,920	625,231
						-
Property, Equipment and Leasehold Improvements, Net	3,652,142	3,696,319	(44,177)	3,615,604	3,601,094	14,510

Other Assets:
Security Deposit	50,000	50,000	-	50,000	5,000	45,000
Acquisition Cost	66,100	-	66,100	-	-
Total Other Assets	116,100	50,000	66,100	50,000	5,000	45,000
						-
TOTAL ASSETS	$4,762,285	$4,575,656	186,629	5,712,756	5,028,014	684,742

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Expenses	703,669	666,538	37,131	194,321	206,923	(12,602)
Due to related parties, net	2,864,010	2,896,735	(32,725)	2,333,363	2,082,184	251,179
Current Maturities of Long Tem Debt	900,000	1,000,000	(100,000)	900,000	1,000,000	(100,000)
Total Current Liabilities	4,467,680	4,563,273	(95,593)	3,427,684	3,289,107	138,577
						-
Convertible Debt	100,000	-	100,000	100,000	-	100,000
Total Liabilities	4,567,680	4,563,273	4,407	3,527,684	3,289,107	238,577

Stockholders’ Equity:
Common stock, $1 par value;10,000 shares authorized
7226 shares issued and 4,581 shares outstanding	7,226	7,226	-	7,226	7,226	-
Additional Paid in Capital	4,690,599	4,690,599	-	4,690,599	4,690,599	-
Less: Par Value of 2,375 shares of treasury stock	(2,375)	(2,375)	-	(2,375)	(2,375)	-
Accumulated Surplus (Deficit)	(4,500,845)	(4,683,067)	182,222	(2,510,378)	(2,911,543)	401,165
Total Members’ Equity	194,605	12,383	182,222	2,185,072	1,783,907	401,165
						-
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$4,762,285	$4,575,656	186,629	5,712,756	5,073,014	639,742

F-21

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

CONSOLIDATED STATEMENT OF INCOME

	December 31, 2018			December 31, 2017
	$	$	$	$	$	$
	As restated	As previously reported	Restatement	As restated	As previously reported	Restatement

REVENUE	3,779,214	3,779,214		$821,300	821300	$-
			-
COST OF GOODS SOLD	4,205,436	3,223,590	981,846	905,606	620625	$284,981
			-
GROSS PROFIT	$(426,222)	$555,624	$(981,846)	$(84,306)	$200,675	$(284,981)

OPERATING EXPENSES
Advertising	87,811	87,811	-	29,178	29178	$-
Depreciation	305,780	318,888	(13,108)	245,443	253291	$(7,848)
Selling, Office and Administration	1,149,880	1,921,903	(772,023)	936,829	1515205	$(578,376)
TOTAL OPERATING EXPENSES	$1,543,472	$2,328,602	$785,130	$1,211,451	$1,797,674	(586,224)
			-
INCOME (LOSS) FROM OPERATIONS	$(1,969,694)	$(1,772,978)	$(196,716)	$(1,295,757)	$(1,596,999)	$301,243

OTHER INCOME (EXPENSES)
Interest Expense	-	-	-	(23,994)	-50866	$26,872
Miscellaneous Income	1,454	1454	-	6,879	29782	$(22,903)
TOTAL OTHER INCOME	1,454	1,454	-	(17,115)	(21,084)	3,969

NET INCOME BEFORE PROVISION FOR INCOME TAXES	(1,968,240)	(1,771,524)	(196,716)	(1,312,872)	(1,618,083)	305,212

Provision for Income Taxes	22,228	-	22,228	-	-	-

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS	$(1,990,467)	$(1,771,524)	$(218,944)	$(1,312,872)	$(1,618,083)	$305,212

F-22

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year Ended December 31, 2018			Year Ended December 31, 2017
	$	$	$	$	$	$
	As restated	As previously reported	Restatement	As restated	As previously reported	Restatement

Cash flows from Operating Activities
Net Profit/(Loss)	(1,990,467)	(1,771,524)	(218,943)	(1,312,872)	(1,618,083)	305,211
Adjustments to reconcile net loss to net cash provided by (used in) Operations:			-
Depreciation and amortization	305,780	318,888	(13,108)	245,443	253,291	(7,848)
Bad Debt expense	-	-8,569	(8,569)
Change in Operating Assets and Liabilities:			-
Accounts Receivable	39,009	30,439	8,570	(93,427)	(93,427)	(0)
Other Receivables	253,158	(3,500)	256,658	(227,100)	-	(227,100)
Inventory	154,655	(49,213)	203,868	(893,379)	(575,009)	(318,370)
Due to Related Parties		-814,551	(814,551)		-1,053,656	(1,053,656)
Accounts payable and accrued expenses	509,349	459,615	49,734	146,350	179,113	(32,763)
Net cash provided from (used in) Operating activities	(728,517)	(192,175)	(536,342)	(2,134,986)	(800,459)	(1,334,527)

Cash flows from Investing activities
Purchase of PP&E	(342,318)	-414113	71,795	(628,707)	(704,546)	75,839
Acquisition Closing Cost	(66,100)	0	(66,100)	-	-	-
Net cash provided from (used in) Investing activities	(408,418)	(414,113)	5,695	(628,707)	(704,546)	75,839

Cash flows from Financing activities
Cash paid for Intercompany Loan Balance	530,648	-	530,648	1,334,886	-	1,334,886
Principal Payment of Borrowings				-	(100,000)	100,000
Loan received from unrelated party	-	-	-	300,000	400,000	(100,000)
Additional Paid In Capital	-	-	-	-1,789,761	1,789,910	(149)
Prior Period Adjustment	-	-	-	(75,848)	-	(75,848)
Net cash provided from (used in) Financing activities	530,648	-	530,648	3,348,799	2,089,910	1,258,889

Net Change in cash	(606,287)	(606,288)	1	585,106	584,905	201
Net Change in cash
Cash at beginning of period	623,402	623,200	202	38,296	38,295	1
Cash at end of period	17,115	16,912	203	623,402	623,200	202

F-23

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

	As at December 31 , 2018			As at December 31 , 2017

	$	$	$	$	$	$
	As restated	As previously reported	Restatement	As restated	As previously reported	Restatement

Shareholders’ Equity Equity attributable to owners
Beginning Balance	2,185,072	1,783,907	401,165	1,784,028	1,612,229	171,799

Purchase of Treasury Stock	-	-	-	(2,375)	(2,375)	-
Prior Period Adjustment	-	-	-	(75,848)	-	(75,848)
Issuance of Common Stock	-	-	-	2,226	2,226	-
Capital Contrbutions	-	-	-	1,789,910	1,789,910	-
Net Income (loss)	(1,990,467)	(1,771,524)	(218,943)	(1,312,869)	(1,618,083)	305,214

	194,605	12,383	182,222	2,185,072	1,783,907	401,165

F-24

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 18 – SUBSEQUENT EVENTS

In accordance with ASC 855, the Company evaluated subsequent events through January 30, 2020, the date these financial statements were issued.

On May 8, 2019, Picksy LLC, (“Purchaser”), a wholly owned subsidiary of Mystic Holdings, Inc., entered into Asset Purchase Agreement with MediFarm LLC (“Seller”), for the purchase of MediFarm LLC’s Blum-Desert Inn distribution facility at the purchase price of $10 million. As per the agreement, the payments will consist of $7.2 million in cash payments and $2.8 million in the form of 12-month promissory note bearing 5% interest secured by the acquired assets. The closing of this purchase agreement is contingent upon obtainment of approval from state of Nevada for the sale and transfer of Seller’s existing Marijuana Dispensary licenses to Purchaser, as well as all associated State or County business licenses and permits.

On August 19, 2019, Picksy Reno LLC, (“Purchaser”), a wholly owned subsidiary of Mystic Holdings entered into Asset Purchase Agreement with the MediFarm I LLC (“Seller”), for the purchase of distribution facility located at Reno at the purchase price of $13.5 million. As per the agreement, the payments will consist of $9.3 million in cash and $4.2 million in a 12-month promissory note bearing 5% interest secured by the acquired assets. The closing of this purchase agreement is contingent upon obtainment of approval from state of Nevada for the sale and transfer of Seller’s existing Marijuana Dispensary licenses to Purchaser, as well as all associated State or County business licenses and permits.

As part of the acquisition financing the Company issued 8% convertible debentures, in two phases. In the initial phase (the “First 2019 Private Placement”) the Company completed a private placement of $1,800,000 in aggregate principal amount of 8% convertible debentures. The principal amount under the debentures is convertible into shares of company’s common stock at any time at the option of the holder, provided, that, if on or before the maturity date (12 months after the date of issuance), the Canadian Public Offering is consummated, 100% of the outstanding principal amount of the debentures will be automatically converted into common stock of the public successor company. The conversion price of the debentures is C$0.30 ($0.23) per share, which would result in the issuance upon conversion of 7,000,000 shares of company’s common stock. The debentures bear interest at an annual cumulative rate of 8.0%, due and payable in cash on the maturity date.

In the second phase (the “Second 2019 Private Placement”), the Company commenced a private placement of up to $22,500,000 in aggregate principal amount of 8% convertible debentures with substantially identical terms as the debentures sold in the First 2019 Private Placement, except that the conversion price of the debentures offered in the Second 2019 Private Placement is set at C$0.80 ($0.60) per share, which would result in the issuance upon conversion of 37,500,000 shares of our common stock, rather than C$0.30 ($0.23) per share in the First 2019 Private Placement. The Company sold approximately $6,000,000 in aggregate principal amount of 8% convertible debentures in the Second 2019 Private Placement, which would result in issuance upon conversion of 9,500,000 shares of common stock.

Subsequent to December 31, 2018 balance sheet date, the Company effected a Fourteen Thousand Three Hundred Fifty-for-One stock split of its common stock to shareholders of record as of November 1, 2019.

Before company-initiated stock split, on November 1, 2019, convertible debt of $100,000 owed to Thomas Fitz Gerald was converted into equity by issuing him 27 shares of common stock of the Company.

NOTE 19 – PRIOR PERIOD ADJUSTMENT

In 2017 Company adjusted its opening balance of retained earnings by $75,848. The amount represented accruals of various expenses on or before December 31, 2016 which were not previously recorded.

F-25

MYSTIC HOLDINGS, INC. AND AFFILIATES

SUPPLEMENTAL INFORMATION

YEARS ENDED DECEMBER 31, 2018 & 2017

INDEPENDENT AUDITOR’S REPORT
ON SUPPLEMENTAL INFORMATION

To the Board of Director(s) of
Mystic Holdings, Inc. and Affiliates

We have audited the financial statements of Mystic Holdings, Inc. and Affiliates, as of and for the period ended December 31, 2018 & 2017, and our report thereon dated January 30, 2020, which expressed an unmodified opinion on those financial statements, appears on page 2. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Garden City, New York

January 30, 2020

F-26

MYSTIC HOLDINGS, INC. AND AFFILIATES

SUPPLEMENTAL INFORMATION

YEARS ENDED DECEMBER 31, 2018 & 2017

	For the Years Ended December 31,
	2018	2017
SELLING, OFFICE AND ADMINISTRATIVE:
Administrative payroll	0.00	15,405.16
Auto & Travel Expense	36,288.89	25,198.45
Bank Fees	3,901.32	3,805.72
Charitable Contributions	18,878.29	0.00
Insurance	55,112.52	26,536.85
Meals and Entertainment	11,669.81	5,324.72
Miscellaneous	8,569.00	0.00
Office Supplies	11,478.60	26,505.72
Postage and Shipping	1,374.73	2,024.88
Professional Fees	244,595.50	345,513.13
Rent	13,217.48	13,041.41
Repairs and Maintenance	135,645.29	149,728.48
Safety & Security	94,317.72	88,922.72
Taxes, License, Permits and Fees	476,935.76	202,915.36
Uniforms	7,532.14	15,823.19
Utilities	30,363.06	16,083.65
	$1,149,880	$936,829

F-27

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONSOLIDATED FINANCIAL STATEMENTS

FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019 (UNAUDITED)

Introduction

The Management team fully assumes responsibility for the included consolidated financial statements for Mystic Holdings, Inc. and Affiliates, which encompasses the consolidated balance sheet for period ending June 30, 2019, and any relevant consolidated statements of income, stockholders’ deficit, and cash flows for the period January 1, 2019 to June 30, 2019, as well as any pertinent notes regarding these financial statements in accordance with accounting principles generally accepted within the United States of America.

F-28

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONSOLIDATED FINANCIAL STATEMENTS

FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019 (UNAUDITED)

BALANCE SHEET – MYSTIC HOLDINGS, INC. AND AFFILIATES

BALANCE SHEET – SIX MONTHS ENDING JUNE 30, 2019

Assets

Current Assets
Cash	1,001,671.00
Accounts receivable, net	285,681.00
Other receivables	5,025.00
Inventory	818,925.00
Total current assets	2,111,302.00
Property and Equipment, net	3,536,875.00

Other Assets:
Security deposit & Acquisition Cost	116,100.00
Total Assets	5,764,277.00

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	886,999.00
Due to related parties, net	3,169,113.00
Current maturities of long-term debt	2,159,105.00
Total current liabilities	6,215,217.00

Long-Term Liabilities:
Long-term debt, net of current maturities	250,000.00
6,465,217.00

Stockholders’ Deficit:
Common stock, $1 par value; 10,000 shares authorized, 7,226 shares issued and 4,851 shares outstanding	7,226.00
Additional paid-in capital	4,690,599.00
Treasury stock	(2,375.00)
Accumulated deficit	(5,396,390.00)
Retained earnings
Total Stockholders’ Deficit	(700,940.00)
Total Liabilities and Stockholders’ Deficit	5,764,277.00

BALANCE SHEET – SIX MONTHS ENDING JUNE 30, 2018

ASSETS

Current Assets:
Cash	(545.00)
Accounts receivable, net	91,500.00
Other receivables	119,915.00
Inventory	592,250.00
Total current assets
Property and Equipment, net	3,746,377.00
Other Assets:	328,200.36
Security deposit	50,000.00
Total Assets	4,927,698.00

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:	607,935.00
Due to related parties, net	50,503.00
Current maturities of long-term debt	362,907.00
Total current liabilities	1,021,345.00

Long-Term Liabilities:
Long-term debt, net of current maturities	2,925,711.00
Total Liabilities	3,947,056.00

Stockholders’ Deficit:
400 shares issued at $100 per share	262,500.00
700 shares issued at $1547.15 per share	2,035,000.00
Additional paid-in capital	2,700,000.00
Treasury stock	(302,050.00)
Accumulated deficit	(873,631.00)
Retained earnings	(2,841,176.08)
Total Stockholders’ Deficit	980,642.00
Total Liabilities and Stockholders’ Deficit	3,947,056.00

F-29

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONSOLIDATED FINANCIAL STATEMENTS

FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019 (UNAUDITED)

INCOME STATEMENT – MYSTIC HOLDINGS, INC. AND AFFILIATES

INCOME STATEMENT - SIX MONTHS ENDING JUNE 30, 2019

Revenues	2,072,485.00
Cost of Revenues	1,732,993.00
Gross Profit	339,492.00
Operating Expenses:
Advertising	3,688.00
Auto	16,267.00
Bad debt expense	91,500.00
Depreciation	159,444.00
Insurance	83,536.00
Lab testing	114,755.00
Office expense and miscellaneous	46,572.00
Professional fees	170,237.00
Rent	91,814.00
Repairs and maintenance	10,925.00
Security	10,141.00
Taxes and licenses	326,384.00
Travel, meals and entertainment	33,188.00
Utilities	100,384.00
Total operating expenses	1,258,835.00
Operating Loss	(919,343.00)
Other Income (Expense):
Other income	23,798.00
Other expense
Net Other Income	23,798.00

Net Loss	(895,545.00)

INCOME STATEMENT - SIX MONTHS ENDING JUNE 30, 2018

Revenues	1,324,326.00
Cost of Revenues	1,319,293.00
Gross Profit	5,034.00
Operating Expenses:
Advertising	34,294.00
Auto	6,783.00
Bad debt expense	(90.00)
Depreciation	159,444.00
Insurance	21,648.00
Lab testing	68,087.00
Office expense and miscellaneous	135,838.00
Professional fees	15,888.00
Rent	84,220.00
Repairs and maintenance	19,137.00
Security	38,140.00
Taxes and licenses	155,807.00
Travel, meals and entertainment	6,958.00
Utilities	101,548.00
Total operating expenses	847,701.00
Operating Loss	(842,667.00)
Other Income (Expense):
Other income	1,792.00
Other expense	192,200.00
Net Other Income	(190,408.00)

Net Loss	(1,033,075.00)

F-30

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONSOLIDATED FINANCIAL STATEMENTS

FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019 (UNAUDITED)

STATEMENT OF STOCKHOLDERS’ DEFICIT – MYSTIC HOLDINGS, INC. AND AFFILIATES

STATEMENT OF STOCKHOLDERS’ DEFICIT - SIX MONTHS ENDING JUNE 30, 2019 AND JUNE 30, 2018

	Common Shares	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Total Shareholders Deficit
Balance, December 31, 2018	7,226	7,226	4,690,599	(2,375)	(4,500,845)	194,605
Net Loss					(895,545)	(895,545)
Balance, June 30, 2019	7,226	7,226	4,690,599	(2,375)	(5,396,390)	(700,940)

F-31

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONSOLIDATED FINANCIAL STATEMENTS

FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019 (UNAUDITED)

CASH FLOW STATEMENT - MYSTIC HOLDINGS, INC. AND AFFILIATES

CASH FLOW STATEMENT - SIX MONTHS ENDING JUNE 30, 2019

Cash Flows From Operating Activities:
Net loss	(895,545.00)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation	159,444.00
Bad debt expense	91,500.00
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(231,262.00)
Other receivables	(1,525.00)
Inventory	(40,000.00)
Increase (decrease) in:
Accounts payable	220,461.00
Due to related parties	272,378.00
Net cash used in operating activities	(424,549.00)
Cash Flows From Financing Activities:
Proceeds from debt borrowings	1,409,105.00
Net Change in Cash	984,556.00
Cash, Beginning of Year	17,115.00
Cash, End of Year	1,001,671.00

CASH FLOW STATEMENT - SIX MONTHS ENDING JUNE 30, 2018

Cash Flows From Operating Activities:
Net loss	(873,631.00)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation	159,444.00
Bad debt expense	8,569.00
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(211,415.00)
Other receivables
Inventory	(592,250.00)
Increase (decrease) in:
Accounts payable	310,824.00
Due to related parties	297,111.00
Net cash used in operating activities	(901,348.00)
Cash Flows From Financing Activities:
Proceeds from debt borrowings	143,200.00
Net Change in Cash	(758,148.00)
Cash, Beginning of Year	623,200.00
Cash, End of Year	(134,948.00)

F-32

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL

STATEMENTS FOR JANUARY 1, 2018 & 2019

TO JUNE 30, 2018 & 2019 (UNAUDITED)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The included summary of significant accounting policies for Mystic Holdings, Inc. and Affiliates (the “Company”) is intended to assist in understanding the Company’s consolidated financial statements. These financial statements and corresponding notes represent the management and board of directors responsible for the objectivity and precision of the included consolidated financial statements. The accounting policies applied comply with the accounting principles generally accepted within the United States of America and have been routinely exercised in preparing the consolidated financial statements.

Nature of the Company

The included consolidated accounts of the Company, encompass the accounts of Mystic Holdings, Inc., Qualcan, LLC and Wagon Trail 4145, LLC. Qualcan, LLC and Wagon Trail 4145, LLC are wholly owned (100%) by Mystic Holdings, Inc. Any intercompany accounts of significance have been eliminated in consolidation.

In May of 2016, the Company was officially incorporated under the laws of the State of Nevada. The Company is the operator of a state licensed medical and recreational marijuana cultivation and production facility. The Company wholesales its products, which include flowers, edibles and concentrates, to state licensed dispensaries utilizing METRC, a state mandated tracking system under the mark “Qualcan”. All sales, deliveries and SKU’s are tracked through the METRC system.

Accounting Method

Records maintained by the Company are done so on the accrual basis of accounting, recognizing revenues when earned and expenses at the time they were incurred.

Use of Estimates

Preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America at times has required management to make estimates/assumptions which affect reported amounts of assets/liabilities and disclosure of contingent assets and liabilities upon the date of the consolidated financial statements and any reported revenue totals and expenses during the reporting period. Final results and actuals could potentially differ from these estimates.

Cash and Cash Equivalents

Intended for the statement of cash flows, the Company acknowledges any highly liquid investments currently available for use within original maturity of three months or less as cash equivalents.

Accounts Receivable

Any accounts receivable the Company expects to collect are recorded at the amount expected for any outstanding balances. The management team monitors outstanding balances very carefully and dictates whether an account should be written off during the year. No allowances for doubtful accounts has been determined necessary as of June 30, 2019.

F-33

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL

STATEMENTS FOR JANUARY 1, 2018 & 2019

TO JUNE 30, 2018 & 2019 (UNAUDITED)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory

Any raw, semi-finished, and/or finished inventory is valued at the low-end of cost (FIFO) or at market value.

Property and Equipment

Property/equipment are stated at their cost. Straight line method depreciation is calculated and utilized as the depreciation principle and is applied over what’s considered the useful life span of the related assets. Maintenance expenditure and repairs of property/equipment are allocated to expense as the Company has a capitalization policy of $2,500.

Income Taxes

Conditions regarding income taxes are based on taxes payable/refundable as of the current year and any deferred taxes on intermittent divergence within the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities as well as their reported totals within the consolidated financial statements. Deferred tax assets/liabilities will be part of the consolidated financial statements at the currently posted income tax rates applicable within the period any deferred tax assets/liabilities are anticipated to be settled and/or realized. When a change in tax law and/or rates is implemented, any deferred tax assets/ liabilities will be adjusted via the provision for income taxes. Deferred tax assets/liabilities exemplify any future tax repercussions of those differences, then either being taxable or deductible when they are fully recovered or settled. Deferred taxes are recognized as well for operating losses usable for offsetting future income. During a circumstance in which it is more likely than not that these deferred tax assets will not be realized, a valuation allowance is noted for deferred tax assets. Because the business is considered illegal by the federal government, the Company has decided to assume a conservative course of action regarding deferred tax assets primarily related to its assumed net operating losses, and with this in consideration has established a valuation allowance equal to those losses. Thus, no deferred tax assets/tax benefit are observed within these consolidated financial statements.

If a material liability were to be assumed as a presumable result of an uncertain tax position, and the impact of liability can be feasibly estimated, then the approximated liability is accrued. If income tax liability were to be incurred in the future, the interest accrued upon any income tax liability is to be reported as an interest expense, with penalties upon any income tax reported as income taxes. There have been no uncertain tax positioning as of June 30, 2019. Income tax examinations by tax authorities are no longer applicable to the Company, in accordance with the federal statue of limitations.

Advertising

Advertising costs of the Company are expensed as incurred. As of period ending June 30, 2019, advertising expense was $3,688.

F-34

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL

STATEMENTS FOR JANUARY 1, 2018 & 2019

TO JUNE 30, 2018 & 2019 (UNAUDITED)

NOTE 2 – NOTE RECEIVABLE

As of December 31, 2018, the Company was carrying $91,500 in outstanding loan balance receivable from Desert Aire Wellness, LLC (the “Buyer”). As of June 2019, the Company reached an agreement with the Buyer in which the loan balance was extinguished and replaced with a purchase and supply agreement. Within the parameters of this agreement, the Buyer will purchase up to $1,600,000 in goods from the Company under the assumption that the Company is capable of providing a maximum of $65,000 per month in goods and the expectation that the Buyer will purchase a minimum of $35,000 per month in goods.

NOTE 3 – PROPERTY, PLANT AND LEASEHOLD IMPROVEMENTS

Property/equipment as of June 30, 2019:

Dispensary expansion	$66,100
Furniture and equipment	666,168
Leasehold improvements	3,665,874
4,398,142
Less accumulated depreciation	(861,267)
$3,536,875

Depreciation expense was $159,444 for the period ended June 30, 2019.

NOTE 4 – RELATED PARTIES

Company is sometimes involved in transactions with related parties. The Company had the following balances due to related parties as of June 30, 2019:

Convenient Labor, LLC	$(12,140)
Dal Toro Holdings II, LLC	(201,176)
Employees4Hire, LLC	(703,903)
Green Wagon Holdings, LLC	(67,394)
Ketores Holdings, LLC	(1,620,000)
Panorama Crest, LLC	(149,450)
Related individual	(415,050)
$(3,169,113)

Related parties of the Company own Convenient Labor, LLC and Employees4Hire, LLC which previously were utilized to lease employees to the Company on a “pass-through” basis, in which the Company reimbursed the applicable entity for all of the employees’ compensation including related taxes, without any markup. Balances due as of June 30, 2019 to any related entities bear zero interest and are due “on demand.” $1,275,533 was the total cost of employees leased from related entities upon period ended June 30, 2019, and can be found within the accompanying statement of income below “Cost of Revenues.” As of June 30, 2019, the number of leased employees was 87.

Dal Toro Holdings II, LLC is a stockholder of the Company, thus any balances due to this related entity as of June 30, 2019 are due “on demand” and bear zero interest.

Common ownership is shared with the entity Green Wagon Holdings, LLC, who leases building space to the Company on a monthly basis, which is explained in detail per Note 7. Any balances due to this related entity as of June 30, 2019 are due “on demand” and bear zero interest. Ketores Holdings, LLC is a stockholder of the Company, thus any balances due to this related entity as of June 30, 2019 are due “on demand” and bear zero interest.

F-35

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL

STATEMENTS FOR JANUARY 1, 2018 & 2019

TO JUNE 30, 2018 & 2019 (UNAUDITED)

NOTE 4 – RELATED PARTIES (Continued)

Panorama Crest, LLC is a stockholder of the Company, thus any balances due to this related entity as of June 30, 2019 are due “on demand” and bear zero interest.

A related individual is mother to one of the stockholders of the Company. Balances due to this related individual as of June 30, 2019 began bearing interest as of September 2018 at a rate of 10% per annum, and a maturity date to be December 31, 2019. Reference Note 6 regarding the disclosure of a consulting agreement between the Company and a former stockholder.

NOTE 5 – LONG-TERM DEBT

Long-term debt as of June 30, 2019:

Note payable to a business is currently in dispute due to breach of terms by lender and is being presented as due on demand and bearing zero interest (until settlement is achieved). Unsecured	$300,000

Notes payable to various individuals can be converted to stock if the Company has gone public with 12 months of issuance (May 2020). Notes become payable in full (at 8% interest in May 2020) should the Company fail to meet this criteria. Unsecured.	641,758

Note payable to a business and is currently in dispute due to breach of terms by lenders in dispute, as terms of contract were not followed by lender and is being presented as due on demand and bearing no interest until a future settlement is reached. Unsecured.	600,000

Note payable to an individual and is due on demand and bearing no interest, (includes an option to convert debt into 27 shares of common stock).	100,000

Note payable to a business, at 12% interest per annum, due in one installment as of May 2021. Unsecured.	250,000

Note payable to a business, bearing no interest and due on demand. This note is to be fully abated upon a successful merger between the Company and the payable business. Unsecured.	517,347
Total long-term debt	2,409,105
Less: current maturities	(2,159,105)
$250,000

F-36

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL

STATEMENTS FOR JANUARY 1, 2018 & 2019

TO JUNE 30, 2018 & 2019 (UNAUDITED)

NOTE 5 – LONG-TERM DEBT (Continued)

Long-term debt as of June 30, 2019 matures as indicated below:

2020	$2,159,105
2021	250,000
$2,409,105

NOTE 6 – COMMITMENTS AND CONTINGENCIES

During October 2017, the Company executed a consultation agreement with (former stockholder) Western Desert Holdings, LLC. The Company incurred consulting expenses amounting to $90,000 for period ending June 30, 2019, (included within the accompanying statement of income under “Professional Fees”). The Company is to incur additional consulting expenses estimated to be $360,000 and $240,000 as of period ending June 30, 2020 and 2021, respectively.

Occasionally, the Company is involved in disputes/claims considered “incidental” to the conduct of its business. Consultations provided via legal counsel have indicated that the Company does not believe any claims/dispute (individual or aggregate), will amount to any significant material adverse effect upon the Company’s financial capacities/condition or operations.

NOTE 7 – LEASE AGREEMENTS

Green Wagon Holdings, LLC (an entity with common ownership/ownership percentages as the Company), leases building space to the Company on a monthly basis. Total rent expense was $91,814 for the year ended June 30, 2019.

NOTE 8 – GOING CONCERN

It is still currently considered federally illegal to produce and distribute marijuana. As a result of this, there is an implicit risk regarding the future success of businesses operating within this industry due to political landscape and environment.

A net operating loss of $(895,545) was sustained for period ending June 30, 2019. A working capital deficit of $(4,103,915) was also sustained for period ending June 30, 2019, which heavily indicates an adverse effect to the Company’s abilities in continuing operations as a going concern.

This concern is to be addressed by management via initiatives to seek out additional investors, provide additional loans and capital contributions to the Company from current stockholders, and open various distribution centers to facilitate an increase to gross profit margins.

The success of these initiatives will dictate whether or not the going concern of the Company’s ability to continue will cease, which is expected to see positive effects as favorable treatment relating to federal laws and regulations is anticipated. There is clearly no assurance that the Company will realize success in these objectives. The financial statements do not include any adjustments considered necessary should the Company become unable to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent events through January 30, 2020 have been evaluated by management, the date which the consolidated financial statements were officially available.

F-37

INDEPENDENT AUDITOR’S REPORT

To the Member(s) of

Blum - Desert Inn

A Division of MediFarm LLC

Las Vegas, Nevada

Report on Financial Statements

We have audited the accompanying financial statements of Blum-Desert Inn (a division of MediFarm LLC), which comprise the balance sheets as of December 31, 2018 & 2017 and the related statements of income, retained earnings and cash flows for the years then ended and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United State of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the 2018 and 2017 financial statements referred to above present fairly, in all material respects, the financial position of Blum- Desert Inn (a division of MediFarm LLC) as of December 31, 2018 & 2017, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to “Note 15 - Subsequent Events”, which describes the sale of Blum-Desert Inn to Picksy LLC on May 08, 2019. Our opinion is not modified with respect to this matter.

Garden City, New York

November 27, 2019

F-38

BLUM - DESERT INN

DIVISION OF MEDIFARM LLC

AUDITED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 & 2017

BALANCE SHEETS

	December 31,
	2018	2017
ASSETS
CURRENT ASSETS:
Cash	151,162	162,716
Accounts Receivable, Net	10,032	-
Inventory	364,065	318,865
Prepaid Expenses and other assets	19,117	39,747
TOTAL CURRENT ASSETS	$544,377	$521,328

Property, Equipment and Leasehold Improvements, Net	659,101	673,536
Other Assets	2,010	-

TOTAL ASSETS	$1,205,488	$1,194,864

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES:
Accounts Payable and Accrued Expenses	163,015	150,451
TOTAL CURRENT LIABILITIES	163,015	150,451

LONG TERM LIABILITIES:
Intercompany Accounts	2,696,397	2,142,071
TOTAL LONG TERM LIABILITIES	2,696,397	2,142,071
TOTAL LIABILITIES	$2,859,412	$2,292,522

MEMBER’S EQUITY

Prior Period Adjustment	-	(84,618)
Accumulated Deficit	(1,097,657)	(153,875)
Total Members’ Equity	(1,097,657)	(238,493)

Total Equity Attributable to Members	(556,267)	(859,164)

TOTAL MEMBERS’ EQUITY	(1,653,924)	(1,097,657)

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$1,205,488	$1,194,864

The accompanying notes are an integral part of the financial statements.

F-39

BLUM - DESERT INN

DIVISION OF MEDIFARM LLC

AUDITED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 & 2017

STATEMENT OF INCOME

	For the Years Ended
	December 31,
	2018	2017

REVENUE	3,165,074	$2,139,793

COST OF SALES	1,672,982	1,763,274

GROSS PROFIT	$1,492,092	$376,519

OPERATING EXPENSES
Advertising	58,550	122,176
Selling, Office and Administration	557,114	(53,400)
Depreciation	99,229	202,669
Property Taxes	13,294	22,129
Rent Expense	133,503	91,982
Salary and other provisions	1,186,670	850,127
TOTAL OPERATING EXPENSES	$2,048,359	$1,235,683

INCOME (LOSS) FROM OPERATIONS	$(556,267)	$(859,164)

PROVISION FOR INCOME TAXES	-	-

NET INCOME (LOSS) ATTRIBUTABLE TO MEMBERS	$(556,267)	$(859,164)

The accompanying notes are an integral part of the financial statements.

F-40

BLUM - DESERT INN

DIVISION OF MEDIFARM LLC

AUDITED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 & 2017

STATEMENT OF CASH FLOWS

	For the Years Ended
	December 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit/(Loss)	$(556,267)	$(859,164)
Adjustments to reconcile net loss to net cash provided by (used in) Operations:
Depreciation and amortization	99,229	202,669

Change in Operating Assets and Liabilities:
Accounts Receivable	(10,032)	-
Inventory	(45,200)	(277,515)
Prepaid Expenses	20,630	(39,747)
Other Assets	(2,010)	-
Accounts payable and accrued expenses	12,564	144,683
Net cash used in operating activities	$(481,087)	$(829,074)

CASH FLOWS DROM INVESTING ACTIVITIES
Purchase of PP&E	(84,793)	(765,804)
Net cash used from Investing activities	$(84,793)	$(765,804)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash paid for Intercompany Loan Balance	554,326	1,818,628
Prior Period Adjustment	-	(84,618)
Net cash provided from financing activities	$554,326	$1,734,010

NET INCREASE (DECREASE) IN CASH	(11,553)	139,133
CASH AND EQUIVALENTS, beginning of the year	162,716	23,584
CASH AND EQUIVALENTS, end of the year	$151,162	$162,716

The accompanying notes are an integral part of the financial statements.

F-41

BLUM - DESERT INN

DIVISION OF MEDIFARM LLC

AUDITED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 & 2017

STATEMENT OF CHANGES IN MEMBERS’ EQUITY

STATEMENT OF CHANGES IN MEMBERS’ EQUITY
Year Ended December 31, 2018
			Additional
	Common Stock		Paid-in	Accumulated	Total
	Shares	Amount	Capital	Equity	Deficiency
Balance, January 1, 2018	-	-		$(1,097,657)	$(1,097,657)

Prior Period Adjustment	-	-	-	-	-
Members’ Contribution	-	-	-	-	-
Net Income	-	-	-	(556,267)	(556,267)

Balance, December 31, 2018				$(1,653,924)	$(1,653,924)

STATEMENT OF CHANGES IN MEMBERS’ EQUITY
Year Ended December 31, 2017
			Additional
	Common Stock		Paid-in	Accumulated	Total
	Shares	Amount	Capital	Equity	Deficiency
Balance, January 1, 2017	-	-		$(153,875)	$(153,875)

Prior Period Adjustment	-	-	-	(84,618)	(84,618)

Members’ Contribution	-	-	-	-	-

Net Income	-	-	-	(859,164)	(859,164)

Balance, December 31, 2017				$(1,097,657)	$(1,097,657)

The accompanying notes are an integral part of the financial statements.

F-42

BLUM - DESERT INN

DIVISION OF MEDIFARM LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018 & 2017

NOTE 1 – DESCRIPTION OF BUSINESS ACTIVITIES

Blum-Desert Inn is one of the divisions of MediFarm LLC, a subsidiary of parent holding company Terra Tech Corp, a vertically integrated retail, and production and cultivation company, with an emphasis on providing the highest quality of medical and adult use cannabis products. Registered as a limited liability company in State of Nevada, MediFarm LLC (“MediFarm”) is licensed for the cultivation or production of medical and adult use marijuana and or operation of dispensary facilities in Clark County, Nevada.

As of December 31, 2018, MediFarm has two fully operational retail medical and adult use marijuana dispensaries situated in Desert Inn, and Decatur, NV. These cannabis dispensaries operate under the name Blum and more information is available at https://www.letsblum.com/shop-blum

Prior to August 2017, Terra Tech Corp owned 60% of the membership interest in MediFarm, with remaining interest owned by Camden Goorjian (20%) and Richard Vonfeldt (20%). In August 2017, Terra Tech Corp acquired an additional 38% ownership in MediFarm for no additional consideration due to changes in planned level of involvement of two individuals in the operations of MediFarm. In December 2018, Terra Tech Corp issued 200,000 shares of common stock with a fair value of $0.20 million to acquire the remaining 2.0% interest in MediFarm. Terra Tech Corp now owns 100% membership interest in MediFarm LLC.

Blum-Desert Inn offers a wide variety of cannabis products to its customer in the form of Concentrate, Flower, Edibles, Tinctures, Prerolls and Topicals.

Blum-Desert Inn rely on a combination of trademark laws, trade secrets, confidentiality provisions and other contractual provision to protect their proprietary rights. They currently do not own any patents.

NOTE 2 – BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with the accrual basis of accounting which is an accounting principles generally accepted in the United States of America (“U.S. GAAP”) as per the guidelines promulgated by the American Institute of Certified Public Accountants (AICPA). The basis used for the preparation and presentation of the financial statements is based on the needs of the financial statement users. Financial presentation under the accrual method (basis of presentation under U.S. GAAP) provides the best approach to present the financial statements with the appropriate revenues since accounts receivable, net of allowance for doubtful debts, can be recorded against appropriate expenses which are incurred in the same period to generate those revenues.

F-43

BLUM - DESERT INN

DIVISION OF MEDIFARM LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018 & 2017

NOTE 3 – USE OF ESTIMATES

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

The Company regularly evaluates estimates and assumptions related to revenue recognition, allowances for doubtful accounts, sales returns, inventory valuation, goodwill and purchased intangible asset valuations, and litigation and other loss contingencies. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consists of highly liquid investments that are readily convertible into cash. The Company considers securities when purchased with maturities of three months or less to be cash equivalents. The carrying amount of these securities approximate fair market value because of the short term maturity of these instruments. The Company maintains significant cash on hand. The Company has not historically experienced any material loss from carrying cash on hand.

Valuation of Inventory

Inventory is valued at the lower of actual cost, as determined using the first-in, first-out (“FIFO”) method of accounting, or its net realizable value. The Company periodically reviews physical inventory for excess, obsolete, and potentially impaired items and reserves. The reserve estimate for excess and obsolete inventory is based on expected future use. The reserve estimates have historically been consistent with actual experience as evidenced by actual sale or disposal of the goods.

Revenue Recognition

It is the Company’s policy that revenues from product sales are recognized in accordance with ASC 605, “Revenue Recognition.” Four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) is based on management’s judgments regarding fixed nature in selling prices of the products delivered and the collectability of those amounts.

F-44

BLUM - DESERT INN

DIVISION OF MEDIFARM LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018 & 2017

NOTE 4 - Summary of Significant Accounting Policies (Continued)

Revenue is recognized net of discounts, rebates, promotional adjustments, price adjustments and returns, and net of taxes collected from customers that are remitted to governmental authorities, with the collected taxes recorded as current liabilities until remitted to the relevant government authority. Revenue is recorded upon transfer of title and risk to the customer, which occurs at the time customers take delivery of our products at our retail dispensaries. Upon purchase, the Company has no further performance obligations and collection is assured as sales are paid for at time of purchase.

Consistent with ASC 605-15-25-1, the Company considers factors such as historical return of products, estimated remaining shelf life, price changes from competitors, and introductions of competing products in establishing a refund allowance. The Company recognizes revenues as risk and title to products transfers to the customer (which generally occurs at the time shipment is made), the sales price is fixed or determinable, and collectability is reasonably assured.

Property, Equipment and Leasehold Improvements, Net

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The approximate useful lives for depreciation of property, equipment and leasehold improvements are as follows: thirty-two years for buildings; three to eight years for furniture and equipment; three to five years for computer and software; five years for vehicles and the shorter of the estimated useful life or the underlying lease term for leasehold improvements. Repairs and maintenance expenditures that do not extend the useful lives of related assets are expensed as incurred.

Expenditures for major renewals and improvements are capitalized, while minor replacements, maintenance and repairs, which do not extend the asset lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. The Company continually monitors events and changes in circumstances that could indicate that the carrying balances of its property, equipment and leasehold improvements may not be recoverable in accordance with the provisions of ASC 360, “Property, Plant, and Equipment.” When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

F-45

BLUM - DESERT INN

DIVISION OF MEDIFARM LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018 & 2017

NOTE 4 - Summary of Significant Accounting Policies (Continued)

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are carried at their estimated collectible amounts. Trade accounts receivable are periodically evaluated for collectability based on past credit histories with customers and their current financial conditions. Uncollectible trade accounts receivable are written off based on individual credit evaluation and specific circumstances of the customer. Trade accounts receivable are reported net of an allowance for doubtful accounts.

Credit is granted to the Company’s customers; consequently, its ability to collect the amounts due from their respective customers is affected by economic fluctuations in the respective industries.

The Company allows for estimated losses on accounts receivable based on prior bad debt experience and a review of existing receivables. Bad debt recoveries are charged against the allowance account as realized.

Prepaid Expenses and Other Current Assets

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include advertising, insurance, and service or other contracts requiring up-front payments.

Cost of Goods Sold

Cost of goods sold includes the costs indirectly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing, other expenses for services, and allocated overhead. Overhead expenses include allocations of rent, administrative salaries, utilities, and related costs.

NOTE 5 – CASH AND CASH EQUIVALENTS

Cash and Cash equivalents total $151,162 and $162,716 for the years ended December 2018 and 2017, respectively.

F-46

BLUM - DESERT INN

DIVISION OF MEDIFARM LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018 & 2017

NOTE 6 – INVENTORY

Inventory consists of the following:

December 31,	2018	2017
Accessories	$17,950.00	$2,550.00
Bulk	$150,119.00	$51,313.00
CBD	$25,658.00	$2,021.00
Clothing	$237.00
Concentrates	$18,608.00	$28,260.00
Display	$36.00
Disposables	$11,098.00	$100,481.00
Edibles	$19,876.00	$45,208.00
Flower	$28,697.00
Infused Pre-Roll	$150.00
Pre-Roll	$6,975.00
Quarantine	$12,688.00
Sniffer Jar	$380.00
Tester	$61.00
Tinctures	$4,293.00
Topicals	$2,333.00	$10,669.00
Vape Pen Battery	$3,474.00	$5,686.00
Vape Pen	$61,432.00	$50,207.00
Joints		$7,128.00
Packaging		$15,524.00
Total	$364,065.00	$319,047.00

NOTE 7 – PROPERTY, PLANT AND LEASEHOLD IMPROVEMENTS

Property, plant and equipment consist of the following:

December 31,	2018	2017
Furniture and Equipment	$223,846	$62,886
Computer Hardware and Software	$102,691	$12,159
Leasehold Improvements	$891,562	$889,130
Construction in progress	$1,925
Subtotal	$1,220,024	$964,175

Accumulated Depreciation	$(560,923)	$(290,638.00)
Net Total	$659,101	$673,537

Depreciation expense total $99,229 and $202,669 was booked for the years ended December 31, 2018 and 2017, respectively. The net assets purchased total $84,793 and $765,804 for the years ended December 31, 2018 and 2017 respectively. On October 23, 2018, Terra Tech Corp completed the sale of division Blum-Western of MediFarm LLC. Upon the decision of management, the assets total $171,056 available at Blum Western were transferred to division Blum-Desert Inn. These assets were booked in the Blum-Desert Inn for the year 2018 and at these assets were fully depreciated on the day of transfer leaving no affect on books of Blum-Desert Inn.

F-47

BLUM - DESERT INN

DIVISION OF MEDIFARM LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018 & 2017

NOTE 8 – ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company’s allowance for doubtful accounts as of December 31, 2018 and 2017 was $13,038 and $0 respectively. The account receivable net of allowance total $23,070 and $0 as of December 2018 and 2017 respectively.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company conducts major portion of its operations in collaboration with other corporations owned by its parent company Terra Tech Corp. Balance payable due to the affiliated corporations total $2,696,397 and $2,142,071 as of December 31, 2018 and 2017, respectively, and is included within the total for Intercompany Accounts in the accompanying financial statements. The balance between the related companies represents amount loaned by related companies at zero market interest to carry out the normal operation of business.

The detailed intercompany balance payable consist of following:

December 31,	2018	2017
Blum Decatur	$743,502	$(2,395)
Blum Oakland	$34,772	$(14,000)
Blum San Leandro	$714
Blum Santa Ana	$24,995	$10,303
IVXX	$250
Blum Gary	$(903,604)
Blum Reno	$(430,902)
MediFarm II	$150	$(836,266)
Terra Tech	$(2,166,274)	$(955,950)
MediFarm II		$(343,738)
	$(2,696,397)	$(2,142,046)

F-48

BLUM - DESERT INN

DIVISION OF MEDIFARM LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018 & 2017

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

December 31,	2018	2017
Accounts Payable and Accrued Expenses	$153,515	$143,151
Accrued Expenses	$9,500	$7,300
	$163,015	$150,451

(1)	Accounts payable consists of trade payable arising from company’s normal course of business.
(2)	Major portion of accrued expense consist of sales tax,employee payroll, payroll benefits expenses, professional fees, insurance fees.

NOTE 11 – ADVERTISING EXPENSES

The Company expenses advertising costs as incurred in accordance with ASC 720-35, “Other Expenses – Advertising Cost.” Advertising expenses recognized totaled $58,550 and $122,176 for the years ended December 31, 2018, and 2017, respectively.

NOTE 12 – INCOME TAXES

The Company was incorporated as a limited liability company under the corporation laws of the State of Nevada by filling certificate of incorporation on April 15, 2014. The Company files Form 1065 (U.S. Return of Partnership Income) to the Internal Revenue Service. “Partnerships themselves are not subject to Federal income tax, each of the partners will be taxed upon his or her share of income from the partnership”. MediFarm I LLC issued Schedule K-1 to its member Terra Tech Corp every year. Accordingly, for federal and state income tax purposes, the Company does not recognize income tax liability on its books. The Company believes that it is no longer subject to tax examinations for the year prior to December 31, 2015.

F-49

BLUM - DESERT INN

DIVISION OF MEDIFARM LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018 & 2017

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Operating Leasing Commitments

On April 2013, MediFarm LLC entered into a lease agreement with Vegas Godspeed LLC for the operation of its division Blum - Desert Inn at the street address of 1130 Desert Inn Road, Las Vegas, NV 89109, in Las Vegas, Nevada. The lease term is of six years expiring in May 31,2019.

The scheduled rental payment as per the lease agreement is as follows:

Period(s)	Basic Monthly Rent
April 15, 2014 Through May 31, 2014	$-
June 1, 2014 Through May 31, 2015	$7,830.00	per month - First Floor
	$792.50	Per month - Basement
June 1, 2015 through June 30, 2015	$-
July 1, 2015 through May 31, 2016	$8,064.90	per month - First Floor
	$816.28	Per month - Basement
June 1, 2016 through June 30, 216	$-
July 1, 2016 through May 31, 2017	$8,306.85	per month - First Floor
	$840.77	Per month - Basement
June 1, 2017 through May 31, 2018	$8,556.06	per month - First Floor
	$866.00	Per month - Basement
June 1, 2018 through May 31, 2019	$8,812.74	per month - First Floor
	$891.98	Per month - Basement

The rent expense total $133,503 and $91,982 were booked for the year ended 2018 and 2017 respectively.

Litigation and Claims

The Company is the subject of lawsuits and claims arising in the ordinary course of business from time to time. The Company reviews any such legal proceedings and claims on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and it discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the Company’s financial statements to not be misleading.

To estimate whether a loss contingency should be accrued by a charge to income, the Company evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of the loss. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated. Based upon present information, the Company determined that there were no matters that required an accrual as of December 31, 2018 and 2017 respectively nor were there any asserted or unasserted material claims for which material losses are reasonably possible.

F-50

BLUM - DESERT INN

DIVISION OF MEDIFARM LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018 & 2017

NOTE 14 – RECENT ACCOUNTING GUIDANCE

In January 2016, the FASB issued an accounting standards update which addresses certain aspects of the recognition, measurement, presentation and disclosure of financial instruments. The Company adopted this standard on January 1, 2018. This accounting standards update does not have a material impact on the financial position, results of operations or cash flows.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers”. The Company adopted ASC Topic 606, “Revenue from Contracts with Customers”, effective January 1, 2018 using the modified retrospective method. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations. The Company did not restate prior period information for the effects of the new standard, nor did the Company adjust the opening balance of its accumulated deficit to account for the implementation of the new requirements of this standard.

FASB ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)”. Issued in August 2016, the amendments in ASU 2016-15 address eight specific cash flow issues and apply to all entities that are required to present a statement of cash flows under ASC Topic 230, “Statement of Cash Flows.” The Company adopted ASU 2016-15 on January 1, 2018. Upon adoption, there was no significant impact to the Company’s statement of cash flows.

NOTE 15 – SUBSEQUENT EVENTS

In accordance with ASC 855, the Company evaluated subsequent events through November 27, 2019, the date these financial statements were issued.

On May 31, 2019, MediFarm I entered into a lease agreement with Vegas Godspeed LLC for the operation of its division Blum-Desert Inn at the street address of 1130 Desert Inn Road, Las Vegas, NV. The lease term is 5 years expiring in May 31, 2024.

On May 8, 2019, the MediFarm LLC (“Seller”) entered into asset purchase agreement with Picksy LLC, a Nevada limited liability company (“Purchaser”), for the sale of company division Blum-Desert Inn at the purchase price of $10,000,000. Obtaining approval from state and local governmental authorities for the sale and transfer of Seller’s existing State licenses to Purchaser, as well as all associated State or County business licenses and permits, is a contingent factor and a condition precedent to closing.

NOTE 16 – PRIOR PERIOD ADJUSTMENT

In 2017 Company adjusted its opening balance of members’ equity by $84,618. The amount represented depreciation expenses on the assets placed in service on or before December 31, 2016 which were not previously recorded.

F-51

INDEPENDENT AUDITOR’S REPORT

ON SUPPLEMENTARY INFORMATION

To the Member(s) of

Blum - Desert Inn

A Division of MediFarm LLC

Las Vegas, Nevada

We have audited the financial statements of Blum-Desert Inn (a division of MediFarm LLC) as of and for the periods ended December 31, 2018 & 2017, and our report thereon dated November 27, 2019, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

K. K. Mehta CPA Associates PLLC

Garden City, New York

November 27, 2019

F-52

BLUM - DESERT INN

SUPPLEMENTAL INFORMATION

YEARS ENDED DECEMBER 31, 2018 & 2017

SUPPLEMENTAL INFORMATION OPERATING EXPENSES

	For the Years Ended
	December 31,
	2018	2017
SELLING, OFFICE AND ADMINISTRATIVE:
Allowance for Doubtful Accounts	$13,038	$-
Automobile Expense	$882	$383
Bank Service Charges	$23,662	$14,177
License, Permits & Fees	$77,860	$62,202
Computer and Internet Expenses	$16,875	$20,835
Conferences and Training	$976	$-
Dues and Subscriptions	$3,281	$3,765
Insurance Expense	$2,188	$3,250
Meals and Entertainment	$28,407	$32,719
Miscellaneous Expense	$(2,037)	$(7,205)
Political Contribution	$11,224	$-
Postage and Delivery	$2,381	$1,496
Printing and Reproduction	$840	$6,804
Professional Fees- Legal Fees	$2,096	$18,503
Professional Fees-Other Professional Fees	$3,282	$13,902
Professional Fees - Tech Support	$58,338	$50,176
Repairs and Maintenance	$46,199	$21,046
Security Expense	$182,324	$190,066
Office Supplies and Expenses	$61,895	$46,308
Telephone Expense	$2,132	$-
Travel Expense	$310	$3,070
Utilities	$20,563	$12,005
Interest Expense	$400	$-
280E Allocation	$-	$(546,901)
TOTAL SELLING, OFFICE AND ADMINISTRATIVE:	$557,116	$(53,399)

F-53

BLUM - DESERT INN (A DIVISION OF MEDIFARM LLC)

CONSOLIDATED FINANCIAL STATEMENTS

FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019 (UNAUDITED)

BALANCE SHEET - SIX MONTHS ENDING JUNE 30, 2019

ASSETS
Current Assets:
Cash	209,937
Accounts Receivable, Net	19,390
Note receivable and accrued interest
Inventory	306,105
Assets held for sale
Prepaid Expenses and other assets	24,580

Total Current Assets	560,012

Property, Equipment and Leasehold Improvements, Net	502,416
Intangible Assets, Net
Goodwill
Other Assets	538,945
Other Investments
Investments in Subsidiaries	0
Intercompany Accounts	(2,502,394)

TOTAL ASSETS	(901,021)

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Expenses	325,017
Derivative Liability	0
Liabilities held for sale
Short-Term Debt
Income Taxes Payable
Contingent Consideration

Total Current Liabilities	325,017

Long-Term Liabilities:
Long-Term Debt	0
Deferred Tax Liability, Net	0
Other Long Term Liabilities	433,413

Total Long-Term Liabilities	433,413

Total Liabilities	758,430

Commitments and Contingencies

Stockholders’ Equity:
Preferred Stock, Convertible Series A, Par Value $0.001
Preferred Stock, Convertible Series B, Par Value $0.001
Common Stock, Par Value $0.001
Additional Paid-In Capital
Accumulated Deficit	(1,659,451)

Total Stockholders’ Equity Attributable to
Terra Tech Corporation Stockholders	(1,659,451)

Non-Controlling Interests in Consolidated Subsidiaries

Total Stockholders’ Equity	(1,659,451)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	(901,021)

F-54

BLUM - DESERT INN (A DIVISION OF MEDIFARM LLC)

CONSOLIDATED FINANCIAL STATEMENTS

FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019 (UNAUDITED)

BALANCE SHEET - SIX MONTHS ENDING JUNE 30, 2018

ASSETS
Current Assets:
Cash	442,102
Accounts Receivable, Net	13,038
Note receivable and accrued interest
Inventory	399,183
Assets held for sale
Prepaid Expenses and other assets	58,001

Total Current Assets	912,324

Property, Equipment and Leasehold Improvements, Net	618,933
Intangible Assets, Net
Goodwill
Other Assets	2,010
Other Investments
Investments in Subsidiaries
Intercompany Accounts	(2,826,735)

TOTAL ASSETS	(1,293,468)

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Expenses	125,134
Derivative Liability
Liabilities held for sale
Short-Term Debt
Income Taxes Payable
Contingent Consideration

Total Current Liabilities	125,134

Long-Term Liabilities:
Long-Term Debt
Deferred Tax Liability, Net
Other Long Term Liabilities

Total Long-Term Liabilities

Total Liabilities	125,134

Commitments and Contingencies

Stockholders’ Equity:
Preferred Stock, Convertible Series A, Par Value $0.001
Preferred Stock, Convertible Series B, Par Value $0.001
Common Stock, Par Value $0.001
Additional Paid-In Capital
Accumulated Deficit	(1,418,602)

Total Stockholders’ Equity Attributable to
Terra Tech Corporation Stockholders	(1,418,602)

Non-Controlling Interests in Consolidated Subsidiaries

Total Stockholders’ Equity	(1,418,602)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	(1,293,468)

F-55

BLUM - DESERT INN (A DIVISION OF MEDIFARM LLC)

CONSOLIDATED FINANCIAL STATEMENTS

FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019 (UNAUDITED)

INCOME STATEMENT - SIX MONTHS ENDING JUNE 30, 2019
YTD
Revenue	1,881,970
Cost of Goods Sold	916,405

Gross Profit	$965,565
Gross Profit %	1

Advertising and Promotion	21,514
Allowance for Doubtful Accounts
Amortization Expense
Automobile Expense	38
Bank Service Charges	9,774
Charitable Contributions
Commission Expense
Computer and Internet Expenses	15,504
Conferences and training
Consultant Stock Compensation
Depreciation Expense	127,064
Director(s) Compensation
Directors Stock Compensation
Dues and Subscriptions	1,050
Employee Stock Compensation
Independent Contractors
Insurance Expense	413
Licenses, Permits & Fees	44,083
Management Fees
Marketing Expense
Meals and Entertainment	17,645
Miscellaneous expense	(533)
Moving expense
Office Supplies and Expenses	16,737
Option Expense
Payroll Tax Expense	67,877
Political Contributions
Postage and Delivery	4
Printing and Reproduction
Professional Fees - Accounting
Professional Fees - Legal Fees
Professional Fees - Other Professional Fees	28,095
Q & A Expense
Rent Expense	91,495
Rental equipment	118
Repairs and Maintenance	25,781
Research and development
Salaries & Wages and Processing Fees	399,153
Security Expense	66,369
Taxes - Business City Property	29,933
Telephone Expense	700
Travel Expense	56
Utilities	8,220
Warrant Expense (Option Expense)
280E Allocation

Total Selling, General and Administrative Expenses	971,090

Income (Loss) from Operations	(5,525)

Income (Loss) from Subsidiaries

Other Income (Expense):
Impairment of Property and Equipment
Impairment of Goodwill or Intangibles
Loss on Extinguishment of Debt
Loss from Derivatives Issued with Debt Greater than Debt Carrying Value
Change in Fair Market Value of Derivatives
Interest Expense
Change in Fair Market Value of Contingent Consideration
Gain on Settlement of Contingent Consideration
Other Income/Loss
Gain on Interest in Joint Venture

Total Other Expense

Income (Loss) Before Provision for Income Taxes	(5,525)

Income Tax Benefit (Expense)

Net Income (Loss)	(5,525)
Net Income (Loss) Attributable to Non-Controlling Interests

Net Income (Loss) Attributable to Terra Tech Corp.	(5,525)

YTD Net Income or (Loss) prior to Non-Controlling income or loss	(5,525)
Non-controlling interest ownership
Non-controlling interest income(loss)

F-56

BLUM - DESERT INN (A DIVISION OF MEDIFARM LLC)

CONSOLIDATED FINANCIAL STATEMENTS

FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019 (UNAUDITED)

INCOME STATEMENT - SIX MONTHS ENDING JUNE 30, 2018
YTD
Revenue	1,591,418
Cost of Goods Sold	1,146,758

Gross Profit	$444,660
Gross Profit %

Advertising and Promotion	31,526
Allowance for Doubtful Accounts
Amortization Expense
Automobile Expense	410
Bank Service Charges	9,359
Charitable Contributions
Commission Expense
Computer and Internet Expenses	9,658
Conferences and training	306
Consultant Stock Compensation
Depreciation Expense	104,399
Director(s) Compensation
Directors Stock Compensation
Dues and Subscriptions	1,413
Employee Stock Compensation
Independent Contractors
Insurance Expense	1,404
Licenses, Permits & Fees	38,076
Management Fees
Marketing Expense
Meals and Entertainment	9,466
Miscellaneous expense	(952)
Moving expense
Office Supplies and Expenses	40,368
Option Expense
Payroll Tax Expense	68,190
Political Contributions	250
Postage and Delivery	1,656
Printing and Reproduction	396
Professional Fees - Accounting
Professional Fees - Legal Fees	2,096
Professional Fees - Other Professional Fees	37,422
Q & A Expense
Rent Expense	58,032
Rental equipment
Repairs and Maintenance	17,124
Research and development
Salaries & Wages and Processing Fees	490,146
Security Expense	96,189
Taxes - Business City Property	6,004
Telephone Expense	12
Travel Expense	8
Utilities	9,205
Warrant Expense (Option Expense)
280E Allocation	(266,959)

Total Selling, General and Administrative Expenses	765,204

Income (Loss) from Operations	(320,544)

Income (Loss) from Subsidiaries

Other Income (Expense):
Impairment of Property and Equipment
Impairment of Goodwill or Intangibles
Loss on Extinguishment of Debt
Loss from Derivatives Issued with Debt Greater than Debt Carrying Value
Change in Fair Market Value of Derivatives
Interest Expense
Change in Fair Market Value of Contingent Consideration	(400)
Gain on Settlement of Contingent Consideration
Other Income/Loss
Gain on Interest in Joint Venture

Total Other Expense	(400)

Income (Loss) Before Provision for Income Taxes	(320,944)

Income Tax Benefit (Expense)

Net Income (Loss)	(320,944)
Net Income (Loss) Attributable to Non-Controlling Interests	(6,419)

Net Income (Loss) Attributable to Terra Tech Corp.	(314,525)

YTD Net Income or (Loss) prior to Non-Controlling income or loss	(320,944)
Non-controlling interest ownership
Non-controlling interest income(loss)	(6,419)

F-57

BLUM - DESERT INN (A DIVISION OF MEDIFARM LLC)

CONSOLIDATED FINANCIAL STATEMENTS

FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019 (UNAUDITED)

STATEMENT OF STOCKHOLDERS’ DEFICIT - SIX MONTHS ENDING JUNE 30, 2019 AND JUNE 30, 2018

	Common Shares	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders’ Deficit
Balance as of June 30, 2019	-	-	-	-	(1,659,451)	(1,659,451)
Balance as of June 30, 2018	-	-	-	-	(1,418,602)	(1,418,602)

F-58

BLUM - DESERT INN (A DIVISION OF MEDIFARM LLC)

CONSOLIDATED FINANCIAL STATEMENTS

FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019 (UNAUDITED)

STATEMENT OF CASH FLOW – BLUM - DESERT INN DIVISION OF MEDIFARM LLC

	Six Months Ended
	June, 30
	2019	2018

Net Loss	(5,525)	(320,945)
Adjustments to reconcile net loss to net cash provided by (used in) Operations:
Depreciation Expense	127,064	104,399
Operating Lease Expense	48,733	-
Change in Operating Assets and Liabilities:
Accounts Receivable	(9,358)	(13,038)
Inventory	57,960	(80,318)
Prepaid Expenses	(5,463)	(18,254)
Other Assets	(34,424)	(2,010)
Accounts payable and accrued expenses	161,998	(25,342)
Operating Lease Liabilities	(117,831)	-
Net cash used in operating activities	223,154	(355,508)

Cash flows from investing activities
Purchase of PP&E	29,621	(49,796)
Net cash provided from Investing activities	29,621	(49,796)

Cash flows from financing activities
Distributions to Members	(194,001)	-
Contributions from Members	-	684,690
Net cash provided from financing activities	(194,001)	684,690

Net Change in cash	58,774	279,386

Cash at beginning of period	151,163	162,716
Cash at end of period	209,937	442,102

F-59

BLUM - DESERT INN (A DIVISION OF MEDIFARM LLC)

CONSOLIDATED FINANCIAL STATEMENTS

FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The included summary of significant accounting policies for BLUM - DESERT INN DIVISION OF MEDIFARM LLC (the “Company”) is intended to assist with understanding the Company’s consolidated financial statements. These financial statements and corresponding notes represent the management and board of directors responsible for the objectivity and precision of the included consolidated financial statements. The accounting policies applied comply with the accounting principles generally accepted within the United States of America and have been routinely exercised in preparing the consolidated financial statements.

Nature of the Company

The Company is the operator of a state licensed medical and recreational marijuana dispensary in Las Vegas, NV. The Company operates as a consumer facing retail outlet for Qualcan products (in a vertically integrated capacity) as well as other consumer items considered to be popular and in demand from partner cultivation and production facilities. All sales are reported to the State Mandated Seed-to-Sale Tracking System (METRC), where they are accessible by the state for monitoring to prevent potential inconsistencies.

Accounting Method

Records maintained by the Company are done so on the accrual basis of accounting, recognizing revenues when earned and expenses at the time they were incurred.

Use of Estimates

Upon preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America at times have required management to make estimates/assumptions which affect reported amounts of assets/liabilities and disclosure of contingent assets and liabilities upon the date of the consolidated financial statements and any reported revenue totals and expenses during the reporting period. Final results and actuals could potentially differ from these estimates.

Cash and Cash Equivalents

Intended for the statement of cash flows, the Company acknowledges any highly liquid investments currently available for use within original maturity of three months or less as cash equivalents.

Accounts Receivable

Any accounts receivable the Company expects to collect are recorded at the amount expected for any outstanding balances. The management team monitors outstanding balances very carefully and dictates whether an account should be written off during the year. No allowances for doubtful accounts have been determined necessary as of June 30, 2019.

F-60

BLUM - DESERT INN (A DIVISION OF MEDIFARM LLC)

CONSOLIDATED FINANCIAL STATEMENTS

FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory

Any backstock inventory is managed through a FIFO system and is managed this way to support the states system of expiration dates and perishables program.

Property and Equipment

Property/equipment are stated at their cost. Straight line method depreciation is calculated and utilized as the depreciation principle and is applied over what’s considered the useful life span of the related assets. Maintenance expenditure and repairs of property/equipment are allocated to expenses.

Income Taxes

Conditions regarding income taxes are based on taxes payable/refundable as of the current year and any deferred taxes on intermittent divergence within the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities as well as their reported totals within the consolidated financial statements. Deferred tax assets/liabilities will be part of the consolidated financial statements at the currently posted income tax rates applicable within the period any deferred tax assets/liabilities are anticipated to be settled and/or realized. When a change in tax law and/or rates is implemented, any deferred tax assets/liabilities will be adjusted via the provision for income taxes. Deferred tax assets/liabilities exemplify any future tax repercussions of those differences, then either being taxable or deductible when they are fully recovered or settled. Deferred taxes are recognized as well for operating losses usable for offsetting future income. During a circumstance in which it is more likely than not that these deferred tax assets will not be realized, a valuation allowance is noted for deferred tax assets. Because the business is considered illegal by the federal government, the Company has decided to assume a conservative course of action regarding deferred tax assets primarily related to its assumed net operating losses, and with this in consideration has established a valuation allowance equal to those losses. Thus, no deferred tax assets/tax benefit are observed within these consolidated financial statements.

If a material liability were to be assumed as a presumable result of an uncertain tax position, and the impact of liability can be feasibly estimated, then the approximated liability is accrued. If income tax liability were to be incurred in the future, the interest accrued upon any income tax liability is to be reported as an interest expense, with penalties upon any income tax reported as income taxes. There have been no uncertain tax positioning as of June 30, 2019. Income tax examinations by tax authorities are no longer applicable to the Company, in accordance with the federal statue of limitations.

Advertising

Advertising costs of the Company are expensed as incurred. As of period ending June 30, 2019, advertising expense was $21,514.

NOTE 2 – GOING CONCERN

It is still currently considered federally illegal to produce and distribute marijuana. As a result of this, there is an implicit risk regarding the future success of businesses operating within this industry due to political landscape and environment.

Despite this risk, the future is seemingly bright for the cannabis industry as it is seeing rapid adoption state-by-state within the United States, with significant attention often being brought up on a federal level. It is anticipated that this risk factor will see resolution within the next five years’ time.

F-61

INDEPENDENT AUDITOR’S REPORT

To the Member(s) of

MediFarm I LLC

Reno, Nevada

Report on Financial Statements

We have audited the accompanying financial statements of MediFarm I LLC, which comprise the balance sheets as of December 31, 2018 & 2017 and the related statements of income, retained earnings and cash flows for the years then ended and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the 2018 and 2017 financial statements referred to above present fairly, in all material respects, the financial position of MediFarm I LLC as of December 31, 2018 & 2017, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to “Note 16 - Subsequent Events”, which describes the sale of MediFarm I LLC to Picksy Reno, LLC as on August 19, 2019. Our opinion is not modified with respect to this matter.

Garden City, New York
November 27, 2019.

F-62

MEDIFARM I LLC

AUDITED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 & 2017

Balance Sheet
December 31,	2018	2017
ASSETS
Current Assets:
Cash	893,866	382,541
Other Receivables	263,457	-
Inventory	556,301	232,231
Prepaid Expenses and other assets	7,920	300,941
Total Current Assets	1,721,544	915,713

Property, Equipment and Leasehold Improvements, Net	714,967	849,592
Intercompany Accounts	(926,836)	(1,156,257)
TOTAL ASSETS	$1,509,675	609,048

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Expenses	337,994	315,615
Total Current Liabilities	337,994	315,615
Total Liabilities	337,994	315,615

Members’ Equity:
Capital Contribution	475,994	475,994
Accumulated Surplus (Deficit)	695,687	(182,561)
Total Members’ Equity	1,171,681	293,433
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$1,509,675	609,048

The accompanying notes are an integral part of the financial statements.

F-63

MEDIFARM I LLC

AUDITED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 & 2017

STATEMENT OF INCOME
	For the Years Ended
	December 31,
	2018	2017

REVENUE	7,901,026	$5,747,273
COST OF GOODS SOLD	4,068,049	3,715,836
GROSS PROFIT	$3,832,977	$2,031,437

OPERATING EXPENSES
Advertising	154,296	239,383
Selling, Office and Administration	1,074,569	232,226
Depreciation	222,307	219,523
Property Taxes	18,228	34,619
Salary and other provisions	1,720,585	1,034,490
TOTAL OPERATING EXPENSES	$3,189,985	$1,760,241
INCOME (LOSS) FROM OPERATIONS	$642,992	$271,196

OTHER INCOME (EXPENSES)
Interest Income	37,253	110
Contingent Gain	198,000	-
TOTAL OTHER INCOME	235,253	110

NET INCOME BEFORE PROVISION FOR INCOME TAXES	878,245	271,306

Provision for Income Taxes	-	-
NET INCOME ATTRIBUTABLE TO MEMBERS	$878,245	$271,306

The accompanying notes are an integral part of the financial statements.

F-64

MEDIFARM I LLC

AUDITED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 & 2017

STATEMENT OF CASH FLOW
Year Ended December 31,	2018	2017

Cash flows from Operating Activities
Net Profit/(Loss)	878,245	271,306
Adjustments to reconcile net loss to net cash provided by (used in) Operations:
Depreciation and amortization	222,307	219,523
Change in Operating Assets and Liabilities:
Accounts Receivable	(263,457)	-
Inventory	(324,070)	(232,231)
Prepaid Expenses	293,021	(283,450)
Accounts payable and accrued expenses	22,379	314,420
Net cash provided from (used in) Operating activities	828,425	289,568

Cash flows from Investing activities
Purchase of PP&E	(87,678)	(357,024)
Net cash provided from (used in) Investing activities	(87,678)	(357,024)

Cash flows from Financing activities
Cash paid for Intercompany Loan Balance	(229,422)	373,209
Members Contribution	-	55,802
Net cash provided from (used in) Financing activities	(229,422)	429,011
Net Change in cash	511,325	361,555
Net Change in cash classified within current assets held for sale
Cash at beginning of period	382,541	20,986
Cash at end of period	893,866	382,541

The accompanying notes are an integral part of the financial statements.

F-65

MEDIFARM I LLC

AUDITED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 & 2017

STATEMENT OF CHANGES IN MEMBERS’ EQUITY
Year Ended December 31, 2018
	Common Stock		Additional Paid-in	Accumulated	Total
	Shares	Amount	Capital	Equity	Deficiency
Balance, January 1, 2018	-	-		$293,433	$293,433

Prior Period Adjustment	-	-	-	-	-

Members’ Contribution	-	-	-	-	-
					-
Net Income	-	-	-	878,245	878,245

Balance, December 31, 2018				$1,171,681	$1,171,681

Year Ended December 31, 2017
			Additional
	Common Stock		Paid-in	Accumulated	Total
	Shares	Amount	Capital	Equity	Deficiency
Balance, January 1, 2017	-	-		$(33,675)	$(33,675)

Prior Period Adjustment	-	-	-	-	-

Members’ Contribution	-	-	-	55,802	55,802

Net Income	-	-	-	271,306	271,306

Balance, December 31, 2017				$293,433	$293,433

The accompanying notes are an integral part of the financial statements.

F-66

MEDIFARM I LLC

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 & 2017

NOTE 1 – DESCRIPTION OF BUSINESS ACTIVITIES

MediFarm I LLC is one of the subsidiaries of the parent holding company Terra Tech Corp, a vertically integrated retail, and production and cultivation company, with an emphasis on providing the highest quality of medical and adult use cannabis products. Registered as LLC in State of Nevada, MediFarm I LLC (“MediFarm I”) is licensed for the cultivation or production of medical and adult use marijuana or operation of dispensary facilities in Reno, Nevada.

As of December 31, 2017, MediFarm I LLC has a fully operational retail medical and adult use marijuana dispensary situated Reno, NV. This cannabis dispensary operates under the name Blum and more information is available at https://www.letsblum.com/shop-blum.

Terra Tech Corp owns 50% of the membership interest in MediFarm I, with remaining interest owned by Forever Green NV, LLC (50%). Terra Tech Corp owns real property in Reno through MediFarm I Real Estate, LLC, on which MediFarm I operates its dispensary.

MediFarm I offers a wide variety of cannabis products to its customer in the form of Concentrate, Flower, Edibles, Tinctures, Pre-rolls, Topicals and Accessories.

MediFarm I rely on a combination of trademark laws, trade secrets, confidentiality provisions and other contractual provision to protect their proprietary rights. They currently do not own any patents.

NOTE 2 – BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with the accrual basis of accounting which is an accounting principles generally accepted in the United States of America (“U.S. GAAP”) as per the guidelines promulgated by the American Institute of Certified Public Accountants (AICPA). The basis used for the preparation and presentation of the financial statements is based on the needs of the financial statement users. Financial presentation under the accrual method (basis of presentation under U.S. GAAP) provides the best approach to present the financial statements with the appropriate revenues since accounts receivable, net of allowance for doubtful debts, can be recorded against appropriate expenses which are incurred in the same period to generate those revenues.

NOTE 3 – USE OF ESTIMATES

Preparation of these financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

The Company regularly evaluates estimates and assumptions related to revenue recognition, allowances for doubtful accounts, sales returns, inventory valuation, goodwill and purchased intangible asset valuations, and litigation and other loss contingencies. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected

F-67

MEDIFARM I LLC

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 & 2017

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consists of highly liquid investments that are readily convertible into cash. The Company considers securities when purchased with maturities of three months or less to be cash equivalents. The carrying amount of these securities approximate fair market value because of the short term maturity of these instruments. The Company maintains significant amount of cash on hand. The Company has not historically experienced any material loss from carrying cash on hand.

Valuation of Inventory

Inventory is valued at the lower of actual cost, as determined using the first-in, first-out (“FIFO”) method of accounting, or its net realizable value. The Company periodically reviews physical inventory for excess, obsolete, and potentially impaired items and reserves. The reserve estimate for excess and obsolete inventory is based on expected future use. The reserve estimates have historically been consistent with actual experience as evidenced by actual sale or disposal of the goods.

Revenue Recognition

It is the Company’s policy that revenues from product sales are recognized in accordance with ASC 605, “Revenue Recognition.” Four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) is based on management’s judgments regarding fixed nature in selling prices of the products delivered and the collectability of those amounts.

F-68

MEDIFARM I LLC

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 & 2017

NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue is recognized net of discounts, rebates, promotional adjustments, price adjustments and returns, and net of taxes collected from customers that are remitted to governmental authorities, with the collected taxes recorded as current liabilities until remitted to the relevant government authority. Revenue is recorded upon transfer of title and risk to the customer, which occurs at the time customers take delivery of our products at our retail dispensaries. Upon purchase, the Company has no further performance obligations and collection is assured as sales are paid for at time of purchase.

Consistent with ASC 605-15-25-1, the Company considers factors such as historical return of products, estimated remaining shelf life, price changes from competitors, and introductions of competing products in establishing a refund allowance. The Company recognizes revenues as risk and title to products transfers to the customer (which generally occurs at the time shipment is made), the sales price is fixed or determinable, and collectability is reasonably assured.

Property, Equipment and Leasehold Improvements, Net

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The approximate useful lives for depreciation of property, equipment and leasehold improvements are as follows: thirty-two years for buildings; three to eight years for furniture and equipment; three to five years for computer and software; five years for vehicles and the shorter of the estimated useful life or the underlying lease term for leasehold improvements. Repairs and maintenance expenditures that do not extend the useful lives of related assets are expensed as incurred.

Expenditures for major renewals and improvements are capitalized, while minor replacements, maintenance and repairs, which do not extend the asset lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. The Company continually monitors events and changes in circumstances that could indicate that the carrying balances of its property, equipment and leasehold improvements may not be recoverable in accordance with the provisions of ASC 360, “Property, Plant, and Equipment.” When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

F-69

MEDIFARM I LLC

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 & 2017

NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are carried at their estimated collectible amounts. Trade accounts receivable are periodically evaluated for collectability based on past credit histories with customers and their current financial conditions. Uncollectible trade accounts receivable are written off based on individual credit evaluation and specific circumstances of the customer. Trade accounts receivable are reported net of an allowance for doubtful accounts.

Credit is granted to the Company’s customers; consequently, its ability to collect the amounts due from their respective customers is affected by economic fluctuations in the respective industries.

The Company allows for estimated losses on accounts receivable based on prior bad debt experience and a review of existing receivables. Bad debt recoveries are charged against the allowance account as realized.

Prepaid Expenses and Other Current Assets

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include advertising, insurance, and service or other contracts requiring up-front payments.

Cost of Goods Sold

Cost of goods sold includes the costs indirectly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing, other expenses for services, and allocated overhead. Overhead expenses include allocations of rent, administrative salaries, utilities, and related costs.

NOTE 5 – CASH AND CASH EQUIVALENTS

Cash and Cash equivalents total $893,866 and $382,541 for the years ended December 2018 and 2017, respectively.

F-70

MEDIFARM I LLC

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 & 2017

NOTE 6 – INVENTORY

Inventory consists of the following:

December 31,	2018	2017
Accessories	$11,423	$3,494
Bulk	$245,930	$54,896
CBD	$27,032
Concentrates	$32,772
Disposables	$8,056	$63,479
Edibles	$22,941
Flower	$72,094	$53,554
Pre-Roll	$35,365	$6,435
Quarantine	$5,587	$646
Samples	$318
Sniffer Jar	$3,238
Tester	$48
Tinctures	$6,912	$21,685
Topicals	$2,708	$8,018
Vape Pen Battery	$4,754	$22
Vape Pen	$77,124	$2,964
Joints
Cartidges		$6,557
Packaging		$10,481
Total	$556,302	$232,231

NOTE 7 – PROPERTY, PLANT AND LEASEHOLD IMPROVEMENTS

Property, plant and equipment consist of the following:

December 31,	2018	2017
Furniture and Equipment	$159,875	$107,186
Computer Hardware and Software	$95,089	$55,194
Leasehold Improvements	$894,100	$906,735
Subtotal	$1,149,064	$1,069,115

Accumulated Depreciation	$(434,097)	$(219,523.00)
Net Total	$714,967	$849,592

Depreciation expense total $222,307 and $219,523 was booked for the years ended December 31, 2018 and 2017, respectively. The net assets purchased total $87,668 and $357,024 for the years ended December 31, 2018 and 2017 respectively.

F-71

MEDIFARM I LLC

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 & 2017

NOTE 8 – ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company’s allowance for doubtful accounts as of December 31, 2018 and 2017 was $0 and $0 respectively. The account receivable net of allowance total $0 and $0 as of December 2018 and 2017 respectively.

NOTE 9 – OTHER RECEIVABLE

The Company’s other receivables as of December 31, 2018 and 2017 was $263,457 and $0. A portion of other receivables of $235,250 represents the amount that company is owed under settlement agreement dated March 1, 2019 (See “Note 16 - Subsequent Events” for further discussion). And the balance of other receivable of $28,207 represents deposit in transit on balance sheet date.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company conducts major portion of its operations in collaboration with other corporations owned by its parent company Terra Tech Corp. Balance payable due to the affiliated corporations total $926,836 and $1,156,258 as of December 31, 2018 and 2017, respectively, and is included within the total for Intercompany Accounts in the accompanying financial statements. The balance between related companies represents amount loaned by related companies at zero market interest to carry out the normal operation of the business.

Forever Green NV, LLC (50%) contributed additional equity total $55,802 in the year 2017 which is included within Capital Contributions in the accompanying financial statements.

The Company operates its business under the location owned by MediFarm I Real Estate, LLC (Terra Tech Corp subsidiary). No rents were paid to the related party for year 2018 and 2017, respectively.

The detailed intercompany balance payable consists of the following:

December 31,	2018	2017
Blum Decatur	$1,616,846	$41,064
Blum Desert Inn	$430,902	$343,738
Blum Oakland	$(100,059)	$(99,496)
Blum Santa Ana	$4,323	$45,631
Blum Gary	$414,510
MediFarm I Real Estate	$(79,284)	$72
MediFarm II	$(2,809)	$325
Terra Tech	$(3,211,265)	$(1,735,917)
MediFarm LLC	$-	$248,325
		$-
	$(926,836)	$(1,156,258)

F-72

MEDIFARM I LLC

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 & 2017

NOTE 11 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

December 31,	2018	2017
Accounts Payable and Accrued Expenses	300,752	311,615
Accrued Expenses	37,242	4,000
	337,994	315,615

(1)	Accounts payable consists of trade payable arising from company’s normal course of business.
(2)	Major portion of accrued expense consist of sales tax,employee payroll, payroll benefits expenses, professional fees, insurance fees.

NOTE 12 – ADVERTISING EXPENSES

The Company expenses advertising costs as incurred in accordance with ASC 720-35, “Other Expenses – Advertising Cost.” Advertising expenses recognized totaled $154,296 and $239,383 for the years ended December 31, 2018, and 2017, respectively.

NOTE 13 – INCOME TAXES

The Company was incorporated as a limited liability company under the corporation laws of the State of Nevada by filling certificate of incorporation on July 18, 2014. The Company files Form 1065 (U.S. Return of Partnership Income) to the Internal Revenue Service. “Partnerships themselves are not subject to Federal income tax, each of the partners will be taxed upon his or her share of income from the partnership”. MediFarm I LLC issues Schedule K-1 to its member Terra Tech Corp and Forever Green NV, LLC respectively. Accordingly, for federal and state income tax purposes, the Company does not recognize income tax liability on its books. The Company believes that it is no longer subject to tax examinations for the year prior to December 31, 2015.

F-73

MEDIFARM I LLC

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 & 2017

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Description of Leasing Agreements

MediFarm I Real Estate, LLC has officially authorized the Company to utilize the space at 1085 S. Virginia Street to conduct retail marijuana operations. There exist no lease agreement and no fees are payable to MediFarm I Real Estate, LLC.

Litigation and Claims

The Company is the subject of lawsuits and claims arising in the ordinary course of business from time to time. The Company reviews any such legal proceedings and claims on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and it discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the Company’s financial statements to not be misleading. To estimate whether a loss contingency should be accrued by a charge to income, the Company evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of the loss. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated. Based upon present information, the Company determined that there were no matters that required an accrual as of December 31, 2018 and 2017 respectively nor were there any asserted or unasserted material claims for which material losses are reasonably possible.

On November 21, 2018, Heidi Loeb Hegerich, Forever Green NV, and Forever Young Investments, L.L.C. filed a lawsuit against the Company, certain of its subsidiaries and affiliates, and certain unrelated parties in the Second Judicial District of the County of Washoe, State of Nevada, alleging, among other things, breach of fiduciary duty, breach of contract, and fraud, and seeking monetary damages and equitable relief. On February 26, 2019, the parties entered into a settlement agreement pursuant to which the plaintiffs agreed to settle and dismiss the lawsuit with prejudice. See “Note 16 - Subsequent Events” for further discussion.

On December 12, 2018, the Company along with Medifarm LLC (Division-Blum LV) collectively filed Complaint case against The Cannative Group LLC and Cannative Extracts, LLC in the Eight Judicial District Court in Clark County, Nevada, Case No. A-18-785957-C (the “Litigation”). See “Note 16 - Subsequent Events” for further discussion. The Company booked appropriate receivables in their books for the year 2018.

F-74

MEDIFARM I LLC

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 & 2017

NOTE 15 – RECENT ACCOUNTING GUIDANCE

In January 2016, the FASB issued an accounting standards update which addresses certain aspects of the recognition, measurement, presentation and disclosure of financial instruments. The Company adopted this standard on January 1, 2018. This accounting standards update does not have a material impact on the financial position, results of operations or cash flows.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers”. The Company adopted ASC Topic 606, “Revenue from Contracts with Customers”, effective January 1, 2018 using the modified retrospective method. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations. The Company did not restate prior period information for the effects of the new standard, nor did the Company adjust the opening balance of its accumulated deficit to account for the implementation of the new requirements of this standard.

FASB ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)”. Issued in August 2016, the amendments in ASU 2016-15 address eight specific cash flow issues and apply to all entities that are required to present a statement of cash flows under ASC Topic 230, “Statement of Cash Flows.” The Company adopted ASU 2016-15 on January 1, 2018. Upon adoption, there was no significant impact to the Company’s statement of cash flows.

NOTE 16 – SUBSEQUENT EVENTS

In accordance with ASC 855, the Company evaluated subsequent events through November 27, 2019, the date these financial statements were issued.

On February 26, 2019, Terra Tech Corp entered into a Securities Purchase Agreement (the “SPA”) with Forever Green NV (“Forever Green”) and Forever Young Investments, L.L.C. (“Forever Young”) pursuant to which the Company purchased Forever Green’s 50% membership interest in MediFarm I LLC (“MediFarm I”), Forever Green’s 15% membership interest in MediFarm II, LLC (“MediFarm II”), and Forever Young’s 50% membership interest in MediFarm I Real Estate, LLC (“MediFarm I RE”) for aggregate consideration of $6.30 million. MediFarm I owns the Company’s Blum dispensary located at 1085 S. Virginia St. Suite A, Reno, NV 89502, and MediFarm I RE owns the building which houses the dispensary. Closing of the SPA is subject to the approval of the Nevada Department of Taxation, which the Company expects to receive in approximately 60-90 days. Following closing, Terra Tech Company owned 100% of MediFarm I, 100% of MediFarm RE and 70% of MediFarm II.

F-75

MEDIFARM I LLC

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 & 2017

NOTE 16 - SUBSEQUENT EVENTS (Continued)

Also on February 26, 2019, Terra Tech Corp, MediFarm I, MediFarm II, MediFarm I RE and other parties (collectively, the “Terra Tech Parties”) entered into a Settlement Agreement and Release (the “Settlement Agreement”) with Heidi Loeb Hegerich, Forever Green and Forever Young (collectively, the “Loeb Parties”) pursuant to which the Terra Tech Parties and the Loeb Parties agreed to settle and dismiss with prejudice the lawsuit filed by the Loeb Parties against the Terra Tech Parties in the Second Judicial District of the County of Washoe, State of Nevada, Case Number CV-18-02322 on November 21, 2018 (the “Lawsuit”). Entering into the Settlement Agreement is not an admission or acknowledgement of liability or responsibility on the part of the Terra Tech Corp in connection with the Lawsuit. The only material relationship between the Terra Tech Corp and Ms. Hegerich, Forever Green and Forever Young, other than in respect of the SPA and the Settlement Agreement, was their membership in MediFarm I, MediFarm II and MediFarm I RE.

In connection with the Litigation, on March 1, 2019, MediFarm I LLC and MediFarm LLC (Division Blum-LV) entered into the Settlement and Full Mutual Release Agreement with The Cannative Group LLC and Cannative Extracts, LLC (“parties”), where the parties have agreed to settlement amount of $235,250. The settlement represents the amount that the Company deposited with Cannative Group LLC for the delivery of burner boxes in the original amount of $198,000 and the interest thereof. The first $100,000 of settlement amount will be paid on or about March 1, 2019 and rest of the balance of $135,250, together with interest at the rate of ten percent (10%) per annum is paid to Medifarm I LLC and MediFarm LLC (Division Blum-LV) in equal monthly payments due on first day of each month, commencing April 2019 and continuing each month thereafter though March 1, 2020.

On August 19, 2019, the MediFarm I LLC (“Seller”) entered into asset purchase agreement with Picksy Reno, LLC, a Nevada limited liability company (“Purchaser”), for a purchase price of $13,500,000. Obtaining approval from state and local governmental authorities for the sale and transfer of Seller’s existing State licenses to Purchaser, as well as all associated State or County business licenses and permits, is a contingent factor and a condition precedent to closing.

F-76

INDEPENDENT AUDITOR’S REPORT
ON SUPPLEMENTARY INFORMATION

To the Member(s)
of MediFarm I LLC

We have audited the financial statements of MediFarm I LLC as of and for the period ended December 31, 2018 & 2017, and our report thereon dated November 27, 2019, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

K. K. Mehta CPA Associates PLLC

Garden City, New York

November 27, 2019

F-77

MEDIFARM I LLC

SUPPLEMENTAL INFORMATION

YEARS ENDED DECEMBER 31, 2018 & 2017

SUPPLEMENTAL INFORMATION OPERATING EXPENSES

	For the Years Ended
	December 31,
	2018	2017
SELLING, OFFICE AND ADMINISTRATIVE:
Allowance for Other Receivables	$198,000	$-
Automobile Expense	$155	$44
Bank Service Charges	$19,602	$54,422
Charitable Contributions	$4,401	$100
Computer and Internet Expenses	$27,512	$26,781
Conferences and Training	$2,076	$629
Dues and Subscriptions	$4,140	$7,268
Insurance Expense	$14,585	$14,412
License, Permits and Fees	$125,562	$74,827
Meals and Entertainment	$33,797	$21,197
Miscellaneous Expense	$15,593	$(22,672)
Moving Expense	$2,506	$2,679
Office Supplies and Expenses	$45,644	$76,028
Payroll Tax Expense	$227,170	$165,514
Political Contributions	$3,750	$-
Postage and Delivery	$6,063	$1,402
Printing and Reproduction	$572	$5,964
Professional Fees - Accounting	$-	$5,629
Professional Fees- Legal Fees	$1,711	$8,902
Professional Fees-Other Professional Fees	$96,048	$149,709
Repairs and Maintenance	$26,875	$15,512
Security Expense	$190,904	$238,605
Telephone Expense	$2,929	$2,019
Travel Expense	$5,921	$29,545
Utilities	$19,053	$12,417
280E Allocation	$-	$(658,767)
TOTAL SELLING, OFFICE AND ADMINISTRATIVE:	$1,074,569	$232,166

F-78

MEDIFARM I LLC

CONSOLIDATED FINANCIAL STATEMENTS

FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019 (UNAUDITED)

BALANCE SHEET - SIX MONTHS ENDING JUNE 30, 2019

ASSETS
Current Assets:
Cash	112,603
Accounts Receivable, Net	38,948
Note receivable and accrued interest
Inventory	452,932
Assets held for sale
Prepaid Expenses and other assets	26,600

Total Current Assets	631,083

Property, Equipment and Leasehold Improvements, Net	566,162
Intangible Assets, Net
Goodwill
Other Assets	31,040
Other Investments
Investments in Subsidiaries
Intercompany Accounts	1,272,772

TOTAL ASSETS	2,501,057

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Expenses	614,341
Derivative Liability
Liabilities held for sale
Short-Term Debt
Income Taxes Payable
Contingent Consideration

Total Current Liabilities	614,341

Long-Term Liabilities:
Long-Term Debt
Deferred Tax Liability, Net
Other Long Term Liabilities

Total Long-Term Liabilities

Total Liabilities	614,341

Commitments and Contingencies

Stockholders’ Equity:
Preferred Stock, Convertible Series A, Par Value $0.001
Preferred Stock, Convertible Series B, Par Value $0.001
Common Stock, Par Value $0.001
Additional Paid-In Capital	475,994
Accumulated Deficit	1,410,722

Total Stockholders’ Equity Attributable to Terra Tech Corporation Stockholders	1,886,716

Non-Controlling Interests in Consolidated Subsidiaries

Total Stockholders’ Equity	1,886,716

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	2,501,057

F-79

MEDIFARM I LLC

CONSOLIDATED FINANCIAL STATEMENTS

FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019 (UNAUDITED)

BALANCE SHEET - SIX MONTHS ENDING JUNE 30, 2018

ASSETS
Current Assets:
Cash	251,411
Accounts Receivable, Net	198,000
Note receivable and accrued interest
Inventory	582,657
Assets held for sale
Prepaid Expenses and other assets	94,889

Total Current Assets	1,126,957

Property, Equipment and Leasehold Improvements, Net	791,152
Intangible Assets, Net
Goodwill
Other Assets
Other Investments
Investments in Subsidiaries
Intercompany Accounts	(927,941)

TOTAL ASSETS	990,168

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Expenses	265,702
Derivative Liability
Liabilities held for sale
Short-Term Debt
Income Taxes Payable
Contingent Consideration

Total Current Liabilities	265,702

Long-Term Liabilities:
Long-Term Debt
Deferred Tax Liability, Net
Other Long Term Liabilities

Total Long-Term Liabilities

Total Liabilities	265,702

Commitments and Contingencies

Stockholders’ Equity:
Preferred Stock, Convertible Series A, Par Value $0.001
Preferred Stock, Convertible Series B, Par Value $0.001
Common Stock, Par Value $0.001
Additional Paid-In Capital
Accumulated Deficit	248,472

Total Stockholders’ Equity Attributable to Terra Tech Corporation Stockholders	248,472

Non-Controlling Interests in Consolidated Subsidiaries	475,994

Total Stockholders’ Equity	724,466

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	990,168

F-80

MEDIFARM I LLC

CONSOLIDATED FINANCIAL STATEMENTS

FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019 (UNAUDITED)

INCOME STATEMENT - SIX MONTHS ENDING JUNE 30, 2019

YTD
Revenue	3,687,129
Cost of Goods Sold	1,770,915

Gross Profit $	1,916,214
Gross Profit %	1

Advertising and Promotion	32,412
Allowance for Doubtful Accounts	(137,194)
Amortization Expense
Automobile Expense
Bank Service Charges	20,386
Charitable Contributions
Commission Expense
Computer and Internet Expenses	15,078
Conferences and training	115
Consultant Stock Compensation
Depreciation Expense	116,497
Director(s) Compensation
Directors Stock Compensation
Dues and Subscriptions	3,423
Employee Stock Compensation
Independent Contractors
Insurance Expense	620
Licenses, Permits & Fees	111,374
Management Fees
Marketing Expense
Meals and Entertainment	17,671
Miscellaneous expense	(6,839)
Moving expense	1,405
Office Supplies and Expenses	15,841
Option Expense
Payroll Tax Expense	88,545
Political Contributions
Postage and Delivery	97
Printing and Reproduction
Professional Fees - Accounting	1,055
Professional Fees - Legal Fees
Professional Fees - Other Professional Fees	21,020
Q & A Expense
Rent Expense
Rental equipment
Repairs and Maintenance	18,182
Research and development
Salaries & Wages and Processing Fees	549,463
Security Expense	77,753
Taxes - Business City Property	18,525
Telephone Expense	1,500
Travel Expense	250
Utilities	14,940
Warrant Expense (Option Expense)
280E Allocation

Total Selling, General and Administrative Expenses	982,119

Income (Loss) from Operations	934,095

Income (Loss) from Subsidiaries

Other Income (Expense):
Impairment of Property and Equipment
Impairment of Goodwill or Intangibles
Loss on Extinguishment of Debt
Loss from Derivatives Issued with Debt Greater than Debt Carrying Value
Change in Fair Market Value of Derivatives
Interest Expense
Change in Fair Market Value of Contingent Consideration
Gain on Settlement of Contingent Consideration
Other Income/Loss	16,189
Gain on Interest in Joint Venture

Total Other Expense	16,189

Income (Loss) Before Provision for Income Taxes	950,284

Income Tax Benefit (Expense)

Net Income (Loss)	950,284
Net Income (Loss) Attributable to Non-Controlling Interests

Net Income (Loss) Attributable to Terra Tech Corp.	950,284

YTD Net Income or (Loss) prior to Non-Controlling income or loss	950,284
Non-controlling interest ownership
Non-controlling interest income(loss)

F-81

MEDIFARM I LLC

CONSOLIDATED FINANCIAL STATEMENTS

FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019 (UNAUDITED)

INCOME STATEMENT - SIX MONTHS ENDING JUNE 30, 2018

YTD
Revenue	1,591,418
Cost of Goods Sold	1,146,758

Gross Profit $	444,660
Gross Profit %

Advertising and Promotion	31,526
Allowance for Doubtful Accounts
Amortization Expense
Automobile Expense	410
Bank Service Charges	9,359
Charitable Contributions
Commission Expense
Computer and Internet Expenses	9,658
Conferences and training	306
Consultant Stock Compensation
Depreciation Expense	104,399
Director(s) Compensation
Directors Stock Compensation
Dues and Subscriptions	1,413
Employee Stock Compensation
Independent Contractors
Insurance Expense	1,404
Licenses, Permits & Fees	38,076
Management Fees
Marketing Expense
Meals and Entertainment	9,466
Miscellaneous expense	(952)
Moving expense
Office Supplies and Expenses	40,368
Option Expense
Payroll Tax Expense	68,190
Political Contributions	250
Postage and Delivery	1,656
Printing and Reproduction	396
Professional Fees - Accounting
Professional Fees - Legal Fees	2,096
Professional Fees - Other Professional Fees	37,422
Q & A Expense
Rent Expense	58,032
Rental equipment
Repairs and Maintenance	17,124
Research and development
Salaries & Wages and Processing Fees	490,146
Security Expense	96,189
Taxes - Business City Property	6,004
Telephone Expense	12
Travel Expense	8
Utilities	9,205
Warrant Expense (Option Expense)
280E Allocation	(266,959)

Total Selling, General and Administrative Expenses	765,204

Income (Loss) from Operations	(320,544)

Income (Loss) from Subsidiaries

Other Income (Expense):
Impairment of Property and Equipment
Impairment of Goodwill or Intangibles
Loss on Extinguishment of Debt
Loss from Derivatives Issued with Debt Greater than Debt Carrying Value
Change in Fair Market Value of Derivatives
Interest Expense
Change in Fair Market Value of Contingent Consideration	(400)
Gain on Settlement of Contingent Consideration
Other Income/Loss
Gain on Interest in Joint Venture

Total Other Expense	(400)

Income (Loss) Before Provision for Income Taxes	(320,944)

Income Tax Benefit (Expense)

Net Income (Loss)	(320,944)
Net Income (Loss) Attributable to Non-Controlling Interests	(6,419)

Net Income (Loss) Attributable to Terra Tech Corp.	(314,525)

YTD Net Income or (Loss) prior to Non-Controlling income or loss	(320,944)
Non-controlling interest ownership
Non-controlling interest income(loss)	(6,419)

F-82

MEDIFARM I LLC

CONSOLIDATED FINANCIAL STATEMENTS

FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019 (UNAUDITED)

STATEMENT OF STOCKHOLDERS’ DEFICIT - SIX MONTHS ENDING JUNE 30, 2019 AND JUNE 30, 2018

	Common Shares	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders’ Deficit
Balance as of June 30, 2019	-	-	475,994	-	1,410,722	1,886,716
Balance as of June 30, 2018	-	-	-	-	248,472	248,472

F-83

MEDIFARM I LLC

CONSOLIDATED FINANCIAL STATEMENTS

FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019 (UNAUDITED)

STATEMENT OF CASH FLOW – MEDIFARM I LLC

	Six Months Ended
	June, 30
	2019	2018

Net Loss	950,285	431,033
Adjustments to reconcile net loss to net cash provided by (used in) Operations:
Depreciation Expense	116,497	111,348
Gain from collection of aged receivables	(137,194)	-
Change in Operating Assets and Liabilities:
Accounts Receivable	126,453	(198,000)
Inventory	103,369	(350,426)
Prepaid Expenses	(18,680)	206,052
Other Assets	(31,040)	-
Accounts payable and accrued expenses	276,347	(49,913)
Net cash used in operating activities	1,386,037	150,094

Cash flows from investing activities
Purchase of PP&E	32,308	(52,908)
Net cash provided from Investing activities	32,308	(52,908)

Cash flows from financing activities
Distributions to Members	(2,199,608)	(228,316)
Net cash provided from financing activities	(2,199,608)	(228,316)

Net Change in cash	(781,263)	(131,130)

Cash at beginning of period	893,866	382,541
Cash at end of period	112,603	251,411

F-84

MEDIFARM I LLC

NOTES TO THE CONSOLIDATED FINANCIAL

STATEMENTS FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019 (UNAUDITED)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The included summary of significant accounting policies for MEDIFARM I LLC (the “Company”) is intended to assist with understanding the Company’s consolidated financial statements. These financial statements and corresponding notes represent the management and board of directors responsible for the objectivity and precision of the included consolidated financial statements. The accounting policies applied comply with the accounting principles generally accepted within the United States of America and have been routinely exercised in preparing the consolidated financial statements.

Nature of the Company

The Company operates a state licensed medical and recreational marijuana dispensary in Reno, NV. The Company operates as a consumer facing retail outlet for Qualcan products (in a vertically integrated capacity) as well as other consumer items considered to be popular and in demand from partner cultivation and production facilities. All sales are reported to the State Mandated Seed-to-Sale Tracking System (“METRC”), where they are accessible by the state for monitoring to prevent potential inconsistencies.

Accounting Method

Records maintained by the Company are done so on the accrual basis of accounting, recognizing revenues when earned and expenses at the time they were incurred.

Use of Estimates

Upon preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America at times have required management to make estimates/assumptions which affect reported amounts of assets/liabilities and disclosure of contingent assets and liabilities upon the date of the consolidated financial statements and any reported revenue totals and expenses during the reporting period. Final results and actuals could potentially differ from these estimates.

Cash and Cash Equivalents

Intended for the statement of cash flows, the Company acknowledges any highly liquid investments currently available for use within original maturity of three months or less as cash equivalents.

Accounts Receivable

Any accounts receivable the Company expects to collect are recorded at the amount expected for any outstanding balances. The management team monitors outstanding balances very carefully and dictates whether an account should be written off during the year. No allowances for doubtful accounts have been determined necessary as of June 30, 2019.

Inventory

Any backstock inventory is managed through a FIFO system and is managed this way to support the states system of expiration dates and perishables program.

F-85

MEDIFARM I LLC

NOTES TO THE CONSOLIDATED FINANCIAL

STATEMENTS FOR JANUARY 1, 2018 & 2019 TO JUNE 30, 2018 & 2019 (UNAUDITED)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property/equipment are stated at their cost. Straight line method depreciation is calculated and utilized as the depreciation principle and is applied over what’s considered the useful life span of the related assets. Maintenance expenditure and repairs of property/equipment are allocated to expenses.

Income Taxes

Conditions regarding income taxes are based on taxes payable/refundable as of the current year and any deferred taxes on intermittent divergence within the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities as well as their reported totals within the consolidated financial statements. Deferred tax assets/liabilities will be part of the consolidated financial statements at the currently posted income tax rates applicable within the period any deferred tax assets/liabilities are anticipated to be settled and/or realized. When a change in tax law and/or rates is implemented, any deferred tax assets/liabilities will be adjusted via the provision for income taxes. Deferred tax assets/liabilities exemplify any future tax repercussions of those differences, then either being taxable or deductible when they are fully recovered or settled. Deferred taxes are recognized as well for operating losses usable for offsetting future income. During a circumstance in which it is more likely than not that these deferred tax assets will not be realized, a valuation allowance is noted for deferred tax assets. Because the business is considered illegal by the federal government, the Company has decided to assume a conservative course of action regarding deferred tax assets primarily related to its assumed net operating losses, and with this in consideration has established a valuation allowance equal to those losses. Thus, no deferred tax assets/tax benefit are observed within these consolidated financial statements.

If a material liability were to be assumed as a presumable result of an uncertain tax position, and the impact of liability can be feasibly estimated, then the approximated liability is accrued. If income tax liability were to be incurred in the future, the interest accrued upon any income tax liability is to be reported as an interest expense, with penalties upon any income tax reported as income taxes. There have been no uncertain tax positioning as of June 30, 2019. Income tax examinations by tax authorities are no longer applicable to the Company, in accordance with the federal statue of limitations.

Advertising

Advertising costs of the Company are expensed as incurred. As of period ending June 30, 2019, advertising expense was $32,412.

NOTE 2 – GOING CONCERN

It is still currently considered federally illegal to produce and distribute marijuana. As a result of this, there is an implicit risk regarding the future success of businesses operating within this industry due to political landscape and environment.

Despite this risk, the future is seemingly bright for the cannabis industry as it is seeing rapid adoption state-by-state within the United States, with significant attention often being brought up on a federal level. It is anticipated that this risk factor will see resolution within the next five years’ time.

F-86

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET - SIX MONTHS ENDING JUNE 30, 2019

	MYSTIC HOLDINGS, INC	MEDIFARM I LLC	PRO FORMA ADJUSTMENTS	NOTES	BLUM- DESERT INN	PRO FORMA ADJUSTMENTS	NOTES	PRO FORMA COMBINED
ASSETS
Current Assets:
Cash	1,001,671	112,603	(112,603)	(b)	209,937	(209,937)	(a)	1,001,671
Accounts receivable, net	285,681	38,948	(38,948)	(b)	19,390	(19,390)	(a)	285,681
Other receivables	5,025						(a)	5,025
Inventory	818,925	452,932	(184,042)	(b)	306,105	101,895	(a)	1,495,815
Prepaid expenses and other assets		26,600	(26,600)	(b)	24,580	(24,580)	(a)	-
Total current assets	2,111,302	631,083	(362,193)		560,012	(152,012)		2,788,192
Property and Equipment, net	3,536,875	566,162	(393,003)	(b)	502,416	(265,816)	(a)	3,946,634
Goodwill			2,611,951	(c)		1,871,400	(c)	4,483,351
Intangible assets, net			10,446,000	(b)		7,484,000	(a)	17,930,000
Other Assets:
Security deposit	50,000	31,040	(31,040)	(b)				50,000
Investments in Subsidiaries
Intercompany Accounts		1,272,772	(1,272,772)	(b)	(2,502,394)	2,502,394	(a)	-
Other Assets:	66,100				538,945	(538,945)	(a)	66,100
Total Assets	5,764,277	2,501,057	10,998,943		(901,021)	10,901,021		29,264,277
Liabilities and Stockholders’ Deficit
Current Liabilities:
Accounts payable	886,999	614,341	(614,341)	(b)	325,017	(325,017)	(a)	886,999
Due to related parties, net	3,169,113		9,300,000	(d)				3,169,113
Current maturities of long-term debt	2,159,105		4,200,000	(d)		10,000,000	(d)	12,159,105
Total current liabilities	6,215,217	614,341	12,885,659		325,017	9,674,983		29,715,217
Long-Term Liabilities:
Long-term debt, net of current maturities	250,000		-					250,000
Other Long-term liabilities					433,413	(433,413)		-
Total Liabilities	6,465,217	614,341	12,885,659		758,430	9,241,570		29,965,217
Stockholders’ Equity:
Common stock, $1 par value; 10,000 shares authorized,
Preferred Stock, Convertible Series A, Par Value $0.001
Preferred Stock, Convertible Series B, Par Value $0.001
Common Stock, Par Value $1.0 7,226 shares issued and 4,851 shares outstanding	7,226							7,226
Additional paid-in capital	4,690,599	475,994	(475,994)					4,690,599
Treasury stock	(2,375)							(2,375)
Accumulated deficit	(5,396,390)	1,410,722	(1,410,722)		(1,659,451)	1,659,451		(5,396,390)
Retained earnings	-
Total Stockholders’ Equity	(700,940)	1,886,716	(1,886,716)		(1,659,451)	1,659,451		(700,940)
Total Liabilities and Stockholders’ Equity	5,764,277	2,501,057	10,998,943		(901,021)	10,901,021		29,264,277

F-87

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT - SIX MONTHS ENDING JUNE 30, 2019

	MYSTIC HOLDINGS, INC	MEDIFARM I LLC	PRO FORMA ADJUSTMENT	NOTES	BLUM- DESERT INN	PRO FORMA ADJUSTMENT	NOTES	PRO FORMA COMBINED
Revenues	2,072,485	3,687,129			1,881,970.00			7,641,584
Cost of Revenues	1,732,993	1,770,915			916,405			4,420,313
Gross Profit	339,492	1,916,214	-		965,565	-		3,221,271
Operating Expenses:								-
Advertising	3,688	32,412			21,514			57,614
Auto	16,267				38			16,305
Bad debt expense	91,500	(137,194)						(45,694)
Bank service charges		20,386			9,774			30,160
Computer and internet expenses		15,078			15,504			30,582
Depreciation	159,444	116,497	244,071	(e)	127,064	139,303	(e)	786,379
Dues and subscriptions		3,423			1,050			4,473
Insurance	83,536	620			413			84,569
Lab testing	114,755							114,755
Moving expense		1,405						1,405
Office expense and miscellaneous	46,572	10,599			16,908			74,079
Professional fees	170,237	22,075			28,095			220,407
Rent	91,814				91,495			183,309
Rental equipment					118			118
Repairs and maintenance	10,925	18,182			25,781			54,888
Security	10,141	77,753			66,369			154,263
Salaries & wages and processing fees		549,463			399,153			948,616
Taxes and licenses/permits	326,384	218,444			141,893			686,721
Travel, meals and entertainment	33,188	17,921			17,701			68,810
Training and Conferences		115						115
Utilities	100,384	14,940			8,220.00			123,544
Total operating expenses	1,258,835.00	982,119.00	244,071		971,091	139,303		(3,595,418)
Operating Loss	(919,343)	934,095	(244,071)		(5,525)	(139,303)		(374,147)
Other Income (Expense):
Other income	23,798	16,189						39,987
Interest expense	-	-	(337,500)	(f)		(358,000)	(f)	(695,500)
Net Other Income	23,798	16,189	(337,500)		-	(358,000)		(655,513)

Net Loss	(895,545)	950,284	(581,571)		(5,525)	(497,303)		(1,029,660)

F-88

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT - FOR THE YEAR ENDING DECEMBER 31, 2018

	MYSTIC HOLDINGS, INC	MEDIFARM I LLC	PRO FORMA ADJUSTMENTS	NOTES	BLUM- DESERT INN	PRO FORMA ADJUSTMENT	NOTES	PRO FORMA COMBINED
Revenues	3,779,214	7,901,026			3,165,074.00			14,845,314
Cost of Revenues	4,205,436	4,068,049			1,672,982.00			9,946,467
Gross Profit	(426,222)	3,832,977	-		1,492,092.00	-		4,898,847
Operating Expenses:
Advertising	87,811	154,296			58,550.00			300,657
Auto	36,289							36,289
Depreciation	305,780	222,307	498,830	(e)	99,229.00	433,504	(e)	1,559,650
Insurance	55,113							55,113
Office expense and miscellaneous	63,404	1,074,569			557,114.00			1,695,087
Professional fees	244,596							244,596
Rent	13,217				133,503.00			146,720
Repairs and maintenance	135,645							135,645
Salary and other provisions		1,720,585			1,186,670.00			2,907,255
Security	94,318							94,318
Taxes and licenses	476,936	18,228			13,294.00			508,458
Utilities	30,363							30,363
Total operating expenses	1,543,472	3,189,985	498,830		2,048,360.00	433,504		7,714,151
Operating Loss	(1,969,694)	642,992	(498,830)		(556,268.00)	(433,504)		(2,815,304)
Other Income (Expense):
Other income	1,454	235,253						236,707
Interest expense	-	-	(675,000)	(f)	-	(716,000)	(f)	(1,391,000)
Total other income (expense)	1,454	235,253	(675,000)			(716,000)		(1,154,293)
Net Loss before Taxes	(1,968,240)	878,245	(1,173,830)		(556,268.00)	(1,149,504)		(3,969,597)
Provision for Income Tax (Benefit) Expense	22,228
Net Loss	(1,990,468)	878,245	(1,173,830)		(556,267.00)	(1,149,504)		(3,969,597)

F-89

Notes to Unaudited Pro Forma

Condensed Combined Financial Information

NOTE 1 – BASIS OF PRESENTATION

The unaudited pro forma condensed combined financial statements are based on Mystic Holdings, Inc., MediFarm I LLC and Blum-Desert Inn historical consolidated financial statements as adjusted to give effect to the acquisition of MediFarm I LLC and Blum-Desert Inn and the debt issuance necessary to finance the acquisition. The unaudited pro forma combined statements of operations for the six months ended June 30, 2019 and the 12 months ended December 31, 2018 give effect to the MediFarm I LLC and Blum-Desert Inn acquisition as if it had occurred on January 1, 2018. The unaudited pro forma combined balance sheet as of June 30, 2019 gives effect to the MediFarm I LLC and Blum-Desert Inn acquisition as if it had occurred on 30 June 2019.

NOTE 2 – PRELIMINARY PURCHASE PRICE ALLOCATION

On May 8, 2019, Picksy LLC, (“Purchaser”), a wholly owned subsidiary of Mystic Holdings, Inc., entered into the Asset Purchase Agreement with MediFarm LLC (“Seller”), for the purchase of MediFarm LLC’s Blum-Desert Inn distribution facility at the purchase price of $10 million. As per the agreement, the payments will consist of $7.2 million in cash payments and $2.8 million in the form of a 12-month promissory note bearing 5% interest secured by the acquired assets.

On August 19, 2019, Picksy Reno LLC, (“Purchaser”), a wholly owned subsidiary of Mystic Holdings entered into Asset Purchase Agreement with the MediFarm I LLC (“Seller”), for the purchase of distribution facility located at Reno at the purchase price of $13.5 million. As per the agreement, the payments will consist of $9.3 million in cash and $4.2 million in a 12-month promissory note bearing 5% interest secured by the acquired assets.

The unaudited pro forma condensed combined financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of MediFarm I LLC and Blum-Desert Inn based on management’s best estimates of fair value. The final purchase price allocation may vary based on final appraisals, valuations and analyses of the fair value of the acquired assets and assumed liabilities. Accordingly, the pro forma adjustments are preliminary and have been made solely for illustrative purposes.

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NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

The following table shows the preliminary allocation of the purchase price for MediFarm I LLC and Blum-Desert Inn to the acquired identifiable assets, assumed liabilities and pro forma goodwill:

MediFarm I LLC

Purchase Price Allocation

Computer Hardware	45,259
Furniture and Equipment	127,900
Inventory	268,890
License	10,446,000
Goodwill	2,611,951
Total Purchase Price	13,500,000

Funding Source:

Related Party Debt	9,300,000.00
5 % Note Issued to Seller	4,200,000.00
Total New Debt	13,500,000.00

Blum-Desert Inn

Purchase Price Allocation

Computer Hardware	54,648
Furniture and Equipment	181,953
Inventory	408,000
License	7,484,000
Goodwill	1,871,400
Total Purchase Price	$10,000,000

Funding Source:

Convertible Debentures	7,200,000.00
5 % Note Issued to Seller	2,800,000.00
Total New Debt	10,000,000.00

The estimate of purchase price allocation is based on the historical book value of the MediFarm I LLC and Blum-Desert Inn’s assets (only to include computer, furniture and equipment) adjusted to estimated market price, purchase agreement provides 60 days inventory allocation at closing and the estimate of inventory value is calculated based on historical 60 days value. The State of Nevada does not issue any more Marijuana Dispensary License as a result the value of the License is a major component of the purchase price management estimates 80% of purchase price balance after identifiable assets and inventory allocation to be a fair estimate of its license value.

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NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

NOTE 3 – PRO FORMA ADJUSTMENTS

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

Adjustments to the pro forma condensed combined balance sheet

(a)	Reflects the preliminary fair value adjustment of $10.0 million purchase price allocation of Blum-Desert Inn. No liabilities were acquired and the purchase will be financed through convertible debentures and 12 months note to the Seller as shown in Note 2.

(b)	Reflects the preliminary fair value adjustment of $13.5 million purchase price allocation of MediFarm I LLC. No liabilities were acquired and the purchase will be financed through related part debt and 12 months note to the Seller as shown in Note 2.

(c)	Reflects the preliminary estimate of goodwill, which represents the excess of the purchase price over the fair value of MediFarm I LLC and Blum-Desert Inn identifiable assets acquired and liabilities assumed as shown in Note 2.

(d)	Reflects the term loan and convertible debentures of $23.5 million necessary for the finance of MediFarm I LLC and Blum-Desert Inn acquisition.

Adjustments to the pro forma condensed statements of operations

(e)	Reflects the estimated depreciation and amortization expense related to the acquired property and equipment and intangible assets discussed at Notes 3(a) and 3(b), respectively please see Note 4.

(f)	Reflects the additional interest expense related to the term loan and convertible debenture of $23.5 million with a fixed 5% and 8% interest rate respectively please see Note 5.

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NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

NOTE 4 – IDENTIFIABLE FIXED ASSETS AND INTANGIBLE ASSETS

The estimated purchase price allocation of fixed identifiable assets (i.e. computer hardware and furniture & fixture) and the intangible assets (i.e. license) shown in Note 2 is depreciated and amortized over the following estimated useful life:

Computer Hardware	7 years straight line
Furniture & Equipment	7 years straight line
License	15 years straight amortization

	Blum-Desert Inn
	Six- months ended June 30, 2019	Year ended 31 December 2018

Accumulated Depreciation	16,900	33,800
Accumulated Amortization	249,467	498,933
	266,367	532,733

	MediFarm I LLC
	Six months ended June 30, 2019	Year ended 31 December 2018

Accumulated Depreciation	12,369	24,737
Accumulated Amortization	348,200	696,400
	360,569	721,137

NOTE 5 – TERM LOAN AND CONVERTIBLE DEBENTURES

As part of the acquisition financing the Company is planning to issue $7,800,000 1% coupon rate bonds with 1-year expiry term. These bonds will be issued under two phases: (1) in phase one, $0.30 CAD Debentures, $0.23 USD equivalent, which could be converted into 7,000,000 shares of the Company’s outstanding stock; (2) in phase two, $0.80 CAD debentures, $0.60 USD equivalent, which could be converted into 9,500,000 shares of the Company’s outstanding stock.

Similarly, the Company will be issuing the notes payable of $2,800,000 and $4,200,000 to Seller for 12 months period which will carry an interest rate of 5%.

The Company is planning to raise the balance of the funds of $9,300,000 through related parties which will also carry a 5% rate of interest.

	Blum-Desert Inn
	Six months ended June 30, 2019	Year ended 31 December 2018

Convertible Debentures	288,000	576,000
5 % Note Issued to Seller	70,000	140,000
	358,000	716,000

	MediFarm I LLC
	Six months ended June 30, 2019	Year ended 31 December 2018

Related Party Debt	232,500	465,000
5 % Note Issued to Seller	105,000	210,000
	337,500	675,000

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Mystic Holdings, Inc.

50,000,000 Shares of Common Stock

FINAL OFFERING CIRCULAR

March 20, 2020